Boral Limited BORAL

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

30 March 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 18 November 2003 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. Slides presented to analysts during site visits to US operations in Southern California on 1 December 2003. The slides were provided to ASX on 2 December 2003.

2. A media release titled "Boral to make takeover bid for Adelaide Brighton" issued on 16 December 2003.

3. A media release titled "Boral Acquires Smith's Premix in Queensland" issued on 18 December 2003.

4. A media release titled "Acceptance of Boral's takeover bid to be recommended by Independent Directors of Adelaide Brighton" issued on 7 January 2004.

5. A media release titled "Boral welcomes Australian Government support for new engineered timber flooring plant at Murwillumbah" issued on 15 January 2004.

6. A letter to ASX dated 2 February 2004 enclosing the bidder's statement sent to Adelaide Brighton Limited shareholders and other documents in relation to Boral's takeover bid for all of the ordinary shares in Adelaide Brighton. We note that the bidder's statement incorporates the information in the original bidder's statement dated 23 December 2003 and the changes made by the supplementary bidder's statement dated 20

7. A media release titled "Boral Signs Agreement for Moorebank Development Project" issued on 5 February 2004.

8. A letter to ASX dated 10 February 2004 attaching a Media Release, the Results Announcement for the half year ended 31 December 2003 and the Half Yearly Report incorporating the consolidated financial report and Directors' Report.

9. A letter to ASX dated 10 February 2004 attaching slides shown by the Managing Director during a briefing for analysts on Boral's results for the half year ended 31 December 2003.

10. A media release titled "Boral Takeover Bid for Adelaide Brighton – Extension of Offer Period" issued on 27 February 2004.

11. A letter to ASX dated 2 March 2004 advising that steps have been completed to extend the offer period for Boral's takeover bid for Adelaide Brighton and enclosing the Notice of Variation of Offers and other documents.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

2 December 2003

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

We attach copies of slides (78 - two to each page) on Boral USA, MonierLifetile (50% owned by Boral) and US Tile which were presented to analysts during site visits in Southern California yesterday.

Yours faithfully

M.B. Scobie
Company Secretary

Boral USA



December 2003

Outline

- Business overview
- Delivering a "Perform & Grow" strategy
- Outlook
- Boral USA Bricks update
- Boral Material Technologies Inc update

Boral USA's operations today

FY03 sales contribution[1]


USA
23%

Total revenue - A$4.2bn[1]

FY03 USA revenue split


Fly ash
Concrete rooftiles[2]
Clay rooftiles
Bricks

[1] Includes revenue from MonierLifetile and Asian joint ventures which are equity accounted
[2] MonierLifetile – 50% joint venture with Lafarge

Boral USA's operations today: leading market positions


Washington
Oregon
Wyoming
Nevada
Colorado
California
Arizona
Michigan
Ohio
Missouri
Tennessee
Kentucky
Oklahoma
Arkansas
Mississippi
Alabama
Georgia
Texas
Florida
North Carolina
South Carolina
New Hampshire
Massachusetts
Rhode Island
Connecticut
New Jersey
Delaware
Marylands
Mexico
BMTI (Fly Ash)
USA Brick (Production)
USA Brick (Distribution)
MonierLifetile Concrete Roof Tiles
USTile Clay Rooftiles

USA	
Bricks	#1
Clay rooftiles	#1
Concrete rooftiles	#1
Fly ash	#2

Boral USA's operations today

BORAL

Bricks

- ***23 plants across eight states,*** primarily in Southeastern and Southwestern USA
- ***52 direct selling sites***, including 23 Franklin locations

Boral Material Technologies Inc (BMTI)

- ***40 locations*** including operations at electrical utility plants, fly ash terminals and sales offices

MonierLifetile (concrete rooftiles)

- ***50% joint venture*** with Lafarge
- ***14 plants*** in Western and South western states, Florida and Mexico

US Tiles (clay rooftiles)

- ***Plant in Southern California***

History of Boral in the USA: 1979 - 2003

BORAL

FY	Concrete rooftiles	Bricks	Fly ash	Quarries/ Asphalt	Clay rooftiles	Plasterboard
1979	Entry					
1981		Entry				
1983		Distribution	Entry			
1988				Entry		
1989					Entry	
1990						Entry
1995				Exit		
1997	JV formed					Exit
2003	#1 in US	#1 in US	#2 in US		#1 in US	

Boral USA's industry exposure


Infrastructure
7%
Insitutional
8%
Commercial
12%
Dwelling
73%



Boral USA Financials

Performance underpinned by robust market conditions

Adjusted[1] US Revenue, EBITDA and EBIT



EBIT (RHS)
EBITDA (RHS)
Sales (LHS)
US$m
US$m
600
500
400
300
200
100
0
120
100
80
60
40
20
0
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

[1] Adjusted for Boral's share of the MonierLifetile joint venture and businesses no longer owned by Boral

Strong returns through operational improvement

Average US$ Funds Employed and Return on Average Funds Employed



US$m
Average Funds Employed
Return on average funds employed
500
400
300
200
100
0
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
6%
8%
5%
5%
9%
10%
16%
18%
15%
16%
18%
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03

Perform and Grow: operational improvement initiatives

Bricks

- Increasing ***resale revenues*** – e.g. cast stone and mortar
- Real ***production costs*** (ex-gas) ***flat to declining*** over the last five years

MonierLifetile

- ***Rationalized plants***
- ***Centralized customer service*** function
- Increasing ***operational efficiency*** through capital and automation projects

US Tile

- Enhanced ***raw material management***
- ***Lowering production costs*** through plant improvement project

Fly ash

- Restructured BMTI to ***focus on fly ash marketing***, ***reducing costs*** and ***improving returns***

Perform and Grow: growth initiatives

Bricks

- ***Increased direct sales*** through acquisition of Franklin Brick
- Upgraded high volume ***Smyrna plant*** in Atlanta
- ***Commercial/moulded brick upgrades*** in FY02
- Completed new ***clay paver plant*** in Augusta in FY02

MonierLifetile

- Completed construction of ***new plant in Guadalajara, Mexico*** (FY02)
- ***Acquired Vostile***, a small tile manufacturer in Kansas City (FY02)
- Completed construction of ***new plant in Denver, Colorado***
- Completed major ***upgrade of the Lake Wales Florida plant***

Environmental management / initiatives

- USA division has a ***dedicated Environmental, Safety & Health Director*** and two Environmental Managers
- To date emphasis has been on regulatory compliance
  - No material fines received over last four financial years (total <US$30k)
  - 82% of internally identified action items now closed
- ***Focus*** is now increasingly ***on sustainable development***
  - ***Sustainability performance*** measured in Oct-03 ***improved 8%*** relative to 2001
  - Increasing use of alternative fuels and supplemental materials
  - Waste minimisation programs
- Recently developed the first ***stand-alone environmental divisional (USA) strategic plan***

Continued emphasis on safety performance

LTIFR[*] - FY04 YTD vs FY03 YTD



7
6
5
4
3
2
1
0
FY03 YTD
FY04 YTD

Hours Lost % – FY04 YTD vs FY03 YTD



7
6
5
4
3
2
1
0
FY03 YTD
FY04 YTD

[*] Lost Time Injury Frequency. Rate per 1 million hours worked



Outlook

US dwelling activity expected to remain strong

BORAL

USA Brick States* – Value of Work Commenced

US$1992, (Billions). Seasonally adjusted


Forecast
180
160
140
120
100
80
60
40
20
0
FY89
FY90
FY91
FY92
FY93
FY94
FY95
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04f
FY05f
FY06f
FY07f
Non-dwelling
Dwelling

* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Indiana, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia.

Source: FW Dodge Sep 03 forecast

FY2004 Outlook

- US$ ***earnings steady***
- ***Lower A$ earnings***
- Sustained ***high level of US housing activity***
- Additional ***9 months contribution from Franklin Brick***
- ***Improved results*** from ***clay and concrete rooftiles***
- ***US$10m negative*** impact from ***gas price increases***


Boral USA Bricks update

Business overview

- ***Largest brick company in the USA***
- ***Produces all product segments***
  - Face
  - Woodmould
  - Commercial
  - Pavers
  - Shapes
- ***Low cost*** supplier
- Strong ***distributor relationships***
- Industry leading ***customer service***
- Following the acquisition of Franklin, ***enlarged distribution network***
- ***50%+ sales through direct locations***/ enhanced returns

Boral Bricks: 2003


•WA
•OR
•ID
•MT
•ND
•SD
•WY
•NV
•UT
•CO
•NE
•KS
•MN
•IA
•WI
•MI
•IL
•IN
•OH
•MO
•KY
•WV
•VA
•PA
•NY
•VT
•ME
•NH
•MA
•RI
•CT
•NJ
•DE
•MD
•CA
•AZ
•NM
•OK
•TX
•AR
•LA
•TN
•MS
•AL
•GA
•NC
•SC
•FL
•MX
Muskogee
Marshall
Henderson
Gleason
Bessemer
Macon
Smyrna
Phenix City
Salisbury
Van Wyck
Lexington
Augusta
Macon

Boral has a network of 23 brick manufacturing plants at 13 across the USA, making it the #1 brick manufacturer in the USA

Boral is the largest player in a consolidating market

USA Brick market share



1995
Others 38%
Acme 10%
Boral 9.5%
Cherokee Sanford 5%
US Brick 12%
Bickerstaff 8%
Glen-Gery 7%
General Shale 10.5%
2003
Others
Acme
Boral
Wienerberger
Hanson
CRH

Total = 7.0bn SBE **Total = 8.1bn SBE**

Regional wall share and Boral manufacturing



2%
5%
12%
18%
2%
9%
15%
44%
56%
Gleason
Salisbury
Van Wyck
Lexington
Augusta
Smyrna
Macon
Muskogee
Marshall
Henderson
Macon
Bessemer
Phenix City

23 Manufacturing plants

Source: US Census Bureau

USA siding market: Competitive cladding versus brick


Vinyl
Bricks
Wood
Fibre cement
Stucco
Other
35%
30%
25%
20%
15%
10%
5%
0%
1995
1996
1997
1998
1999
2000
2001
2002

Source: US Census Bureau and NAHB

Why did Boral buy Franklin Brick?

- ***Size*** *(largest independent U.S. brick distributor)*
- ***Strategic locations***
- ***Operations:***
  - Leveraged ***purchasing power***
  - Transportation ***logistics***
  - ***Credit*** control / ***Inventory***
- Strong ***customer relationships***
- ***Market share*** strength
- Platform for ***further growth***
- ***Secures*** distribution in ***key markets*** (Atlanta/Nashville)

Franklin Brick acquisition secured distribution of key markets


Nashville
Boral Plants
Boral Retail
Franklin Brick
Atlanta

Shaded states represent 74% of U.S. brick consumption

Significant synergy benefits from Franklin Brick are being realised

Synergies

- Shipping logistics
- Distribution centers
- Purchasing
- Sales & Administration
- Back office (IT, systems)
- Best Practices

Achieved goal of over 50% direct sales

Boral Vision and E-commerce

BORAL



BRING HOME THE
BORAL BRICKS

- Started with static reporting
- Additional capabilities added (FY03)
- Moving toward interactive online ordering this year

Average selling price of brick has remained relatively flat

BORAL

Calendar year average ASP per 1000 brick



US$
200
190
180
170
160
150
140
130
120
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: Average net plant price per Brick Industry Association

Bricks - Looking forward

- Strengthen ***direct selling / Franklin Brick integration***
- Ongoing ***manufacturing cost reductions***
- ***Alternative fuels***/ optimum ***fuel management***
- ***Price*** management
- ***Industry leading customer service***



Boral Material Technologies Inc. - update

Overview of BMTI

- ***One of the largest marketers*** and distributors of ***coal combustion products in the USA***
- ***Fly ash*** has ***cementitious properties***
- Used as a ***cement substitute in construction materials*** markets
- ***40 locations*** including operations at electrical utility plants, fly ash terminals, and sales offices
- Major competitors include ISG and cement companies

Recent developments

- ***Business restructured to focus on fly ash*** marketing
- ***Sold Admix*** segment for modest after tax profit
- Delivered ***above cost of capital returns in FY03***
    - Improved ***price management***
    - ***Reduced costs*** through better logistics

Rationale for exit from Admixtures business

- BMTI's position in ***admixtures was not a leadership position*** (#1 or #2)
- ***Lack of significant competitive advantage***
- Strategic intent to ***focus on better returns from fly ash***
  - Contracts
  - Quality
  - Technology
  - Marketing





MonierLifetile™

Changing the way people think about roofs

December 2003

Outline

- Overview
- History
- "Perform and Grow" strategy

Overview of MonierLifetile operations

BORAL


Pacific Ocean
CANADA
UNITED STATES
MEXICO
Atlantic Ocean
WASHINGTON
OREGON
CALIFORNIA
NEVADA
ARIZONA
COLORADO
TEXAS
Los Angeles
San Diego
Houston
Dallas
Chicago
New York
Philadelphia

Plant also in Guadalajara, Mexico

Concrete tiles comprise 6% of the USA pitched roofing market

BORAL

Market share - roofing


85%
6%
3%
2%
1%
0%
0%
3%
Asphalt
Concrete tile
Metal
Cedar shake
Clay tile
Fiber-cement
Slate
Others

Market = 140 million squares*

* Source: Fredonia

Concrete tiles are used largely in new residential construction rather than reroof

2002 Estimated market share for tile – US residential



Tile
All other
100%
80%
60%
40%
20%
0%
81.6%
18.4%
99.6%
0.4%
94.3%
5.7%
New
Reroof
Total

MonierLifetile's competitive advantages

- Parents with building materials expertise
- National presence
- Purchasing power
- Brand recognition
- Product range

The manufacturing process


BORAL
Tanks & silos outside plant
Color #1
Color #2
Color #3
Water
Cement
Sand
Mixing screws
Stretch-wrap machine
Packaged tile to yard
Stackers
Sorter
Cured tile (mold drop below)
Depalleter
Cured tile (on Mold)
Kilns
Rack
Rack
Reject bin
Turn-around (Molds)
Line 1
Sealer Applicator
Racker
Mold
Mold release applicator
Tile machine
Knife cut-off
Slurry applicator
Wet tile on mold
Tank outside plant
Mold Oil



MonierLifetile History

MonierLifetile History: 1962 - 1997

BORAL

Lifetile

1962: Lifetile was founded in Northern California

1972: Relocated to Rialto, CA and opened several plants as demand soared

1978: Lifetile was purchased by Boral Industries

1996: Renamed Boral Lifetile Inc.

MonierLifetile History: 1936 - 1997

BORAL

Monier

1936: Cement Linings Ltd formed

1946: Name changed to Concrete Industries (Australia) Limited

1962: Name changed to Concrete Industries (Monier) Limited

1965: Concrete Industries built its first plant in USA with Raymond International of Houston

1970: Name changed to Monier Limited

1977: Monier Bought out Raymond International and renamed it Monier Company Inc

1987: Monier purchased by Redland PLC of England

1969-1992: 15 plants built or purchased

1997: Redland PLC was acquired by Lafarge SA of France

MonierLifetile History: 1997 - 2000

MonierLifetile

1997: Monier and Boral Lifetile merged, becoming MonierLifetile

1999: Disposed of three plants (Corona, Casa Grande, and Ft. Lauderdale), leaving 13 plants



"Perform & Grow" strategy

Strategic initiatives achieved: 2000 - 2003

BORAL

- Costs down
  - Rationalized plants
  - Plant re-engineering / improvements
  - Re-organized finance team
  - Re-organized sales & customer service team
  - Rationalized product range
  - Plant automation, standardization & continuous improvement
- Prices up
- Acquired capacity with market proximity
- New products and services
- Entered new markets

Strategic initiatives going forward

BORAL

- Costs down
  - Complete automation and plan 'second wave'
  - Complete standardization
- Sales and market expansion
  - *Regain some market share*
  - Launch Total Roof – then develop the range (cool roof, solar, etc)
  - Develop sales in new regions to justify building plants
  - Launch e-business

2000 - 2003: Rationalized plants & acquired capacity with market proximity

- **2000**: Closed Hawaii
- **2001**: Closed San Bernardino, consolidating production into Rialto facility
- **2001**: Built second line in Henderson (Las Vegas)
- **2001**: Acquired Vostile in Kansas City
- **2002**: Built Colorado
- **2002**: Built new plant in Denver CO, supporting demand created by our local selling and "seeding efforts"


Hawaii

Plant also in Guadalajara, Mexico

2000 - 2003: Entered new markets

- Opened plant in Mexico November 2001
- Sales are slower than expected
- Command higher prices as a quality product with high market acceptance
- Opportunity to lead and develop the market introducing the roof systems approach
- Looking to expand geographically

2000 - 2003: Reorganized finance team

BORAL

- Up-skilled 13 financial administrators at plants
- Completed an extensive training program
- Undertook a comprehensive automation program
- Brought accounts payable & accounts receivable into head office
- Up-skilled head office accountants
- Decentralized accounts payable processing
- Improvements:

	2000	2003
Total headcount	53	39
Days sales outstanding	47	36
Days to close accounts	7	<2

2000 - 2003: Reorganized sales & customer service team and rationalized product range

BORAL

Reorganized sales & customer service team

- Sales force headcount down 33% from 89 in 2000 to 60 in 2003 (52.5% of sales covered by National Accounts)
- Re-roof sales under national sales manager
- Customer service function removed from sales
- Customer service staff down 56% from 64 in 2000 to 28 in 2003 (and regionalised)

Rationalized product range

- Reduced SKUs from 1,500 to 765
- Introduced product classification (SSVI)
- Introduced Business Forecasting Group

2000 - 2003: Plant automation, standardization and continuous improvement

BORAL

Automation

- Moved from hand stacking to automated stacking
- US$2.2m investment has resulted in US$1.0m savings per year: labour excluding worker's compensation

Standardization

- Converted seven types of flat tiles across MonierLifetile's plants to one single type
- US$5.4m investment to convert will result in US$3.2m savings per year: raw materials and productivity

Continuous improvement

- Sustain and improve by reducing process variation

2000 - 2003: Standardization - new flat tile

BORAL

Invested US$5.4m to convert from 7 tiles to 1

Saxony



17" x 12.9" 85 pieces / square
11.5 Lbs. per piece
977.5 Lbs. per square installed

Savings of US$3.2m per year: raw materials + productivity

2000 - 2003: Continuous improvement - sustain and improve by reducing process variation

BORAL

- Document process
- Develop Standard Operating Procedures
- Train operators
- 5S – Housekeeping and employee involvement
- Shift briefing by Team Leader SPiD Centres
- Top '5'
- Benchmarking and transfer of "Best Practice"
- Weekly KPI's
- Problem solving – Red-X
- Total Productive Maintenance

2000 - 2003: Continuous improvement - '5S' Project

BORAL

- Key to continuous improvement is employee involvement
- Selected '5S' to initiate employee involvement
- '5S' is a 5-step process which allows employees at all levels to re-organize and clean up their work area
  - Sort
  - Set in order
  - Shine
  - Standardize
  - Sustain (self-discipline)
- Encourages employees to identify hazards/inefficiencies and develop solutions
- Once established, a similar initiative will be implemented to improve product process variation

2000 - 2003: Continuous improvement - '5S' Project

Sort – "Get rid of clutter"





Set – "A place for everything and everything in its place



2000 - 2003: Continuous improvement - '5S' Project

Shine – "Cleaning and looking for ways to keep it clean and organized"





Standardize – "Maintain and Monitor Sort, Set and Shine"



Total shadow board



Line circuit map

2000 - 2003: Continuous improvement - '5S' Project

BORAL

- Each employee has an end of shift sign-off sheet for designated colored area
- Audit and SPiD walk
- Annual '5S' event

2000 – 2003: Prices up

BORAL

- Price increases of 10% over 3 years
- Increased pallet income
- Simplified complex pricing structures
- Introduced floor pricing
- Introduced tiered pricing (market segments and premium products)
- *Included prices in sales force bonuses*
- Introduced customer service disciplines (part pallets, returns, etc)
  - Supported by new training centre and recruitment procedure
- Some followers in market, but some market share lost

2000 - 2003: Prices up

Introducing new higher margin products

- English Thatch
  - mimics wood shake
- Barcelona
  - Espana tile with score line down middle to create shadow line
- Pre-Boosted Barcelona
  - mimics old world installation
- Madera
  - replicates cedar shake roof
- New colors



Going forward: Launch Total Roof System



Underlayment
EBS
RVM
Vented Ridge
Zephyr Vent
Vented Eave Riser

Going forward: Develop sales in new regions

Move East but where?

Five Year Forecasted Annual Average Starts



Criteria

- Population forecast
- Building trend
- New household creation
- Future housing starts
- Median home price
- Average household income



BORAL

UStile

Authentic Clay Roofing Tile



December 2003

BORAL

US Tile History

- Original plant built in 1944 – manufactured floor tile
- Converted to clay rooftile in 1973
- Boral purchased operation in 1989
- Today, the largest clay roof tile company in the USA

UStile

US Tile products



Flat Tile
Different Colors
Light Weight
"S" Tile

US clay rooftile markets



West Coast
Tile Region
East Coast
Tile Region
Shipments (Squares)
> 250,000
25,000 to 100,000
10,000 to 25,000
5,000 to 10,000
2,000 to 5,000
0 to 2000

USTile

Industry dynamics

Two distinct markets

- West Coast, supplied by local producers
  - Key issues
    - Regulatory standards (ICBO, ASTM)
    - Environmental
    - Very high startup costs
- East Coast, clay market dominated by Latin American imports

USTile

US Tile market has three major market segments

3 Major market segments

- Tract developments re-roof
- Other new construction
- Re-roof

Market segment split


Other 9%
Re-roof 21%
Other NC 38%
Tract 32%

USTile

US Tile market overview

Residential / light commercial new construction

- Traditional market for clay has grown in the last several years
- Long term potential looks good, however some market share pressure in Southern California from lower priced concrete tile

Residential lightweight tile re-roof

- Bulk of residential wood shake re-roof market is located in California
- US Tile is the only company producing lightweight tile products manufactured from clay, to replace wood shakes (tile <3Kg ea.)

Sales initiatives

Continue to command a high selling price while increasing sales volume

- Increase lightweight sales
- Sell more Australian made Montoro Tile
- Focus groups – roofer/distributor
- Customer service training
- Customer surveys

Production process overview

BORAL



Grinding & mixing of materials
Extruding & shaping
Drying
Firing & Kiln
Unloading & packaging
Warehousing & shipping

UStile

Production initiatives

BORAL

To be the low cost leader in clay roof tile

- Continue to gain production efficiencies from the plant improvement project which upgraded grinding, drying and packaging
- Improved raw material management
- Ongoing safety improvement

UStile

Plant improvement project

BORAL

Why improve the plant?

- Labor intensive
- High loss/reject rates
- Inefficient use of energy
- High plant maintenance costs

Challenge was to Maintain and Improve

- Perceived high quality product
- Products positioned well in market

UStile

Plant improvement project

BORAL

After plant improvements

- Reduction in energy usage of 17%
- Reduced reject rates
- Reduction in labor costs – reduced headcount by 26%
- Reduction in maintenance costs
- Improved customer service
- Market position maintained

UStile

Looking forward

- Continue to increase production efficiency
- Maintain market leadership through product development, pricing, and focused customer service
- Grow through product imports and possible bolt-on acquisitions

Plant tour safety information

Safety rules

- Wear protective gear
- Stay with group
- Be aware of moving equipment
- Know exit points

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

16 December 2003

Boral to make takeover bid for Adelaide Brighton

Boral Limited ("Boral") announced today that it intends to make an off-market takeover offer to acquire all of the ordinary shares in Adelaide Brighton Limited ("Adelaide Brighton") that it does not already own. The offer price is a cash consideration of $1.55 per share, which capitalises Adelaide Brighton at $840 million.

Boral today acquired 107.8 million Adelaide Brighton shares from Adelaide Brighton's major shareholder, RMC Group plc (the UK listed company), providing Boral with a shareholding of 19.9% in Adelaide Brighton. The holding in Adelaide Brighton that Boral has acquired is considered a long term investment.

Boral's proposal will provide substantial value to the shareholders in Adelaide Brighton, with the consideration of $1.55 representing:

- A 36.0% premium to the closing share price of Adelaide Brighton on 15 December 2003
- A 29.1% premium to the 1 month volume weighted average price of Adelaide Brighton shares up to and including 15 December 2003.

The consideration of $1.55 represents:

- An enterprise value to EBITDA multiple of 8.7 times Adelaide Brighton's EBITDA for the year ended 31 December 2002[1]
- An enterprise value to EBITA multiple of 11.6 times Adelaide Brighton's EBITA for the year ended 31 December 2002[2].

Boral is a major supplier of building and construction materials throughout Australia, with sales revenue of A$3.8 billion (year ended 30 June 2003) and employs more than 12,500 people across its global operations. In Australia, Boral's leading positions in construction materials include quarry products and concrete in all States and Territories, cement and lime operations in NSW and Victoria, and a 50% interest in Sunstate Cement (the other 50% interest is held by Adelaide Brighton). Sunstate Cement operates a clinker grinding facility and distributes cement in Queensland. Boral's wide range of clay and concrete building products includes concrete masonry products manufactured in all of the mainland States.

Adelaide Brighton produces cement in South Australia and Western Australia and lime in Western Australia. Independent Cement and Lime, 50% owned by Adelaide Brighton, purchases cement from Adelaide Brighton and is a major distributor of cement in Victoria and to a lesser extent, NSW. As mentioned above, Adelaide Brighton owns 50% of Sunstate Cement, the Queensland clinker grinder and cement distributor. Adelaide Brighton also has downstream concrete operations with relatively small market shares in Victoria, NSW and Queensland and concrete masonry operations in Victoria, NSW and

1. Based on capitalisation of Adelaide Brighton at the offer price of $839.9m, net debt at 30 June 2003 of $184.9m and

South Australia through C&M Brick. Adelaide Brighton had sales of approximately A$500 million for the year ended December 2002. It currently employs approximately 1,400 people.

Rod Pearse, Managing Director of Boral, said today: "The proposed acquisition of Adelaide Brighton is consistent with Boral's 'perform and grow' strategy under which we have focused on lifting underlying performance and growing around our core building and construction materials assets in Australia and offshore."

Mr Pearse said: "The acquisition of Adelaide Brighton would extend Boral's geographic presence in Australia, providing Boral with increased exposure to the Australian cement industry. It would allow us to consolidate our Queensland position and would provide us with a presence in the Western Australian, South Australian and Northern Territory cement markets, where we are currently unrepresented."

"Boral has a strong position in the NSW and Victorian lime markets where we supply the steel sector and other markets. The acquisition of Adelaide Brighton would deliver Boral a substantial increase in the national scope of our lime business and, in particular, exposure to the Western Australian lime market. There are no meaningful geographic overlaps between Boral's and Adelaide Brighton's lime operations," said Mr Pearse.

"The acquisition of Adelaide Brighton would provide Boral with additional long-term and value-adding assets, benefits of scale and an enhanced national presence. Together with existing logistics and distribution capabilities, the acquisition would enhance Boral's ability to compete effectively in Australian cement markets with suppliers from Asia. Surplus capacity in South-East Asia is a number of times greater than the total Australian market," concluded Mr Pearse.

There are competition law considerations and Boral's takeover offer for Adelaide Brighton is conditional on these being satisfactorily resolved.

Boral has arranged additional debt facilities to fund the proposed acquisition of Adelaide Brighton.

Boral's offer is subject to a number of conditions, which are set out in full in Appendix 1 to this announcement, including:

- Boral acquiring at least 90% of the Adelaide Brighton shares on issue;
- The ACCC not objecting to the offer being made or taking steps to restrain Boral making the offer;
- No event, change or condition which has had, or is reasonably likely to have a material adverse effect on the Adelaide Brighton group;
- No acquisitions or divestments for an amount over A$5m being made or announced by Adelaide Brighton;
- Adelaide Brighton not declaring or paying any dividend.

Contact details:

Rod Pearse
CEO and Managing Director, Boral Limited
Telephone 02 9220 6490

Investor Enquiries:
Ken Barton
Chief Financial Officer, Boral Limited
Telephone 02 9220 6385

Media and Investor Enquiries:
Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations, Boral Limited
Telephone 02 9220 6390 or 0401 895 894

Appendix 1

(i) Minimum acceptance condition

That during or at the end of the Offer Period, Boral and its associates have relevant interests in that number of Adelaide Brighton Shares which is equal to at least 90% of the number of Adelaide Brighton Shares then on issue.

(ii) ACCC

That between the date of the announcement of the Offer and the end of the Offer Period, none of the following events have occurred:

A. Boral being notified by the ACCC that it objects to the Offer being made; or
B. Boral being notified by the ACCC that it does not object to the Offer being made on conditions imposed by the ACCC; or
C. the ACCC taking steps or threatening to take steps to restrain Boral from making the Offer or acquiring Adelaide Brighton Shares pursuant to the Offer.

(iii) No restraining orders

That between the date of the announcement of the Offer and the end of the Offer Period:

A. there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or
B. no application is made to any Public Authority (other than by any member of the Boral group), or action or investigation is announced, threatened or commenced by a Public Authority

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Boral in respect of Adelaide Brighton and the Adelaide Brighton Shares to be acquired under the Offer, or requires the divestiture by Boral of any Adelaide Brighton Shares, or the divestiture of any assets of the Adelaide Brighton group or of the Boral group or otherwise.

(iv) Material adverse change to Adelaide Brighton

Before the end of the Offer Period there not having occurred, been announced or becoming known to Boral (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Adelaide Brighton group (taken as a whole) since 30 June 2003 (except for any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to Boral that information publicly filed by Adelaide Brighton or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

(v) Confirmation of certain matters

Before the end of the Offer Period, either an announcement by Adelaide Brighton to ASX or the target's statement by Adelaide Brighton in response to the Offer contains a statement, expressed to be made with the approval of the directors of Adelaide Brighton, which confirms that, after due enquiry, none of Adelaide Brighton or any of its subsidiaries is party to, bound by or subject to any material agreement (including any agreement in relation to lime supply, cement supply or Adelaide Brighton's interest in Independent Cement and Lime Pty Ltd or C&M Brick Pty Ltd or any of their respective assets or operations and any other material agreement concerning Adelaide Brighton's other assets or businesses but excluding the credit facility dated 16

June 2000 provided by RMC Group plc to Adelaide Brighton) under which any other party to such agreement could:

A. terminate;
B. vary, amend or modify; or
C. exercise any right,

as a result of:

D. Boral making the Offer;
E. Boral acquiring Adelaide Brighton Shares pursuant to the Offer; or
F. Adelaide Brighton or any Adelaide Brighton subsidiary which is party to such agreement selling, transferring or otherwise disposing of any asset or interest (or part thereof), or agreeing or proposing to do so,

and the statement is not materially varied, revoked or qualified prior to the close of the Offer.

(vi) Acquisition and disposal of assets

That, except for any proposed transaction publicly announced by Adelaide Brighton before the date of announcement of the Offer, none of the following events occur between the date of the announcement of the Offer and the end of the Offer Period:

A. Adelaide Brighton or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $5 million, or makes an announcement in relation to such an acquisition;
B. Adelaide Brighton or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $5 million, or makes an announcement in relation to such a disposition,

and during that period the business of Adelaide Brighton is otherwise carried on in the ordinary course of ordinary business.

(vii) Material adverse change in financial markets

That between the date of the announcement of the Offer and the end of the Offer Period, Boral not having received written notice from the Bank pursuant to the Facility Letter to the effect that there has occurred a material disruption of, or material adverse change in, the financial, banking or capital markets, that could reasonably be expected in the opinion of the Bank (acting reasonably) to prevent the syndication of the debt financing for the Offer.

(viii) Dividends or other distributions

That between the date of the announcement of the Offer and the end of the Offer Period, Adelaide Brighton does not:

A. declare or pay any dividends; or
B. otherwise make any distribution of capital or profits to any Adelaide Brighton shareholder, whether by way of a reduction of capital or otherwise and whether by way of a cash distribution or an in specie distribution of assets.

(ix) Prescribed Occurrences

That between the date of announcement of the Offer and the end of the Offer Period, no Prescribed Occurrence

In this Appendix 1:

"ACCC" means the Australian Competition & Consumer Commission.

"Bank" means National Australia Bank Limited.

"Facility Letter" means the letter of offer from the Bank to Boral dated 16 December 2003, offering a facility to Boral in relation to the acquisition of shares in Adelaide Brighton and the Offer.

"Prescribed Occurrence" means the occurrence of any of the following events:

a. Adelaide Brighton converts all or any of its shares into a larger or smaller number of shares;
b. Adelaide Brighton or a subsidiary of Adelaide Brighton resolves to reduce its share capital in any way;
c. Adelaide Brighton or a subsidiary of Adelaide Brighton:
    I. enters into a buy-back agreement; or
    II. resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;
d. Adelaide Brighton or a subsidiary of Adelaide Brighton issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;
e. Adelaide Brighton or a subsidiary of Adelaide Brighton issues, or agrees to issue, convertible notes;
f. Adelaide Brighton or a subsidiary of Adela ide Brighton disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;
g. Adelaide Brighton or a subsidiary of Adelaide Brighton charges, or agrees to charge, the whole, or a substantial part, of its business or property;
h. Adelaide Brighton or a subsidiary of Adelaide Brighton resolves that it be wound up;
i. the appointment of a liquidator or provisional liquidator of Adelaide Brighton or of a subsidiary of Adelaide Brighton;
j. the making of an order by a court for the winding up of Adelaide Brighton or of a subsidiary of Adelaide Brighton;
k. an administrator of Adelaide Brighton, or of a subsidiary of Adelaide Brighton, being appointed under section 436A, 436B or 436C of the Corporations Act;
l. Adelaide Brighton or a subsidiary of Adelaide Brighton executing a deed of company arrangement; or
m. the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of Adelaide Brighton or of a subsidiary of Adelaide Brighton.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any Stock Exchange.

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

18 December 2003

Boral Acquires Smith's Premix in Queensland

Boral Limited announced today that it has acquired two unrelated independent concrete businesses in Queensland - Smith's Premix in Bundaberg and a concrete operation in Longreach, Smith's Longreach. The two operations have been acquired for a total acquisition price of around $12 million.

The acquisition of Smith's Bundaberg provides Boral with an entry into the concrete and quarry market in the growing Bundaberg/Wide Bay region in Queensland and strengthens its overall position in the Northern Queensland regional markets.

Smith's Premix is the largest concrete operator in the Bundaberg region, producing around 30,000 m^3 of concrete per annum. The business includes a hardrock quarry producing around 85,000 tonnes of aggregate per annum and a sand and gravel operation on the city outskirts producing a further 85,000 tonnes of material per annum.

The Longreach operation is the sole supplier of concrete and quarry products in Longreach and surrounding areas.

The Executive General Manager of Boral's Australian Construction Materials division, Emery Severin, said "Over more than thirty years, Smith's has built a strong position and reputation as the leading supplier of concrete in the Bundaberg region. The business will complement Boral's existing asphalt operation in the Bundaberg and Wide Bay region, creating an integrated cluster of sand, aggregate, concrete and asphalt. The acquisition of the Longreach concrete business allows Boral to expand into a new regional market in Queensland."

The CEO and Managing Director of Boral, Rod Pearse, said today that "these two bolt-on acquisitions further strengthen Boral's leading market position in construction materials in Queensland, positioning us well in a high growth market."

The businesses are expected to be earnings per share positive within the first full year of operation.

For further information please contact:

Emery Severin
Executive General Manager
Boral Australian Construction Materials
Phone (02) 9220 6401

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
Phone (02) 9220 6390 or 0401 895 894

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

7 January 2004

Acceptance of Boral's takeover bid to be recommended by Independent Directors of Adelaide Brighton

Boral Limited ("Boral") announced today that the cash consideration under its off-market takeover offer for Adelaide Brighton Limited ("Adelaide Brighton") of $1.55 per Adelaide Brighton share will be increased by 5c to $1.60 per share in the event that Boral obtains a relevant interest in at least 90% of the Adelaide Brighton shares on issue and the offer becomes unconditional.

The Independent Directors of Adelaide Brighton (being Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking) have advised they will unanimously recommend that its shareholders accept Boral's offer, in the absence of a superior offer, and that the Independent Directors of Adelaide Brighton intend to accept the offer in respect of their personal shareholdings, in the absence of a superior offer.

Rod Pearse, Managing Director of Boral, said today: "It is pleasing to have secured the recommendation and support of the Independent Directors of Adelaide Brighton for Boral's proposal. It is now in the interest of all Adelaide Brighton shareholders to ensure that Boral acquires a relevant interest of at least 90% in Adelaide Brighton, in order that they have the opportunity to benefit from the higher cash consideration."

Boral's offer will provide substantial value to the shareholders in Adelaide Brighton, with the maximum consideration of $1.60 representing:

- A 40.4% premium to the closing price of Adelaide Brighton on 15 December 2003
- A 33.2% premium to the 1 month volume-weighted average price of Adelaide Brighton shares up to and including 15 December 2003.

Mr Pearse said: "The acquisition would provide Boral with additional long-term and value-adding assets, benefits of scale and an enhanced national presence, and is consistent with Boral's 'perform and grow' strategy. At the maximum consideration of $1.60 the acquisition is expected to be earnings per share accretive in the first full financial year after the acquisition."

Adelaide Brighton has also agreed with Boral to provide certain information and assistance in relation to the offer and has entered into a non-solicitation agreement.

Boral's offer remains subject to all conditions set out in Section 6.4(a) of Boral's Bidder's Statement dated 23 December 2003. In particular, there are competition law considerations and Boral's takeover offer for Adelaide Brighton remains conditional on these being satisfactorily resolved.

Boral's replacement Bidder's Statement and Adelaide Brighton's Target's Statement are expected to be despatched to Adelaide Brighton shareholders during January.

Contact details:

Rod Pearse
CEO and Managing Director,
Boral Limited
Telephone 02 9220 6490

Investor Enquiries:
Ken Barton
Chief Financial Officer,
Boral Limited
Telephone 02 9220 6385

Media and Investor Enquiries:
Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations,
Boral Limited
Telephone 02 9220 6390 or 0401 895 894

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

MEDIA RELEASE

15 January 2004

BORAL WELCOMES AUSTRALIAN GOVERNMENT SUPPORT FOR NEW ENGINEERED TIMBER FLOORING PLANT AT MURWILLUMBAH

Boral Timber welcomes the support of the Federal Government's Sustainable Regions Programme, which will enhance the sustainability of the timber industry on the NSW north coast.

The Deputy Prime Minister and Minister for Transport and Regional Services John Anderson and Richmond MP Larry Anthony announced today that the Australian Government will provide $1.12 million of programme funding towards Boral's new $19 million state-of-the-art 'engineered' timber flooring plant at Murwillumbah, strengthening Boral's ability to remain a major rural and regional employer.

The Government funding will provide greater opportunity for training and up-skilling of more than 120 employees at Murwillumbah, it will support local suppliers and contractors in the upgrading of plant facilities and it will support Boral timber's local environmental programs.

Boral's new Murwillumbah plant will eventually produce one million square metres of engineered flooring annually to supply the domestic market which is currently served mainly by European and Asian imports. The product also has substantial export potential and will lead Boral's push into further value added use of scarce native hardwood resource.

Murwillumbah is an ideal location to expand Boral's position in the value added hardwood timber industry. It is in close proximity to major transport routes and the significant level of infrastructure required to support the new engineered flooring plant is already in place at Murwillumbah.

Mr Peter Boyd, Executive General Manager of Boral Timber, said: "Construction of our new state-of-the-art timber mill will commence soon and we expect to commission the plant around mid-2004. At full capacity we will employ in excess of 120 staff and the local Murwillumbah area provides a strong pool of skilled labour to fill the new positions.

"We are delighted that the Australian Government is supporting Boral in this project and is demonstrating its support for the creation of new and sustainable regional employment in such a practical way," concluded Mr Boyd.

Boral Timber employs over 700 people and is the largest hardwood producer in NSW.

For further information contact:
Peter Boyd
Executive General Manager, Boral Timber

Kylie FitzGerald
General Manager, Corporate Affairs, Boral Ltd

Boral Limited BORAL

ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

2 February 2004

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Boral Limited ABN 13 008 421 761 - Takeover Bid for Adelaide Brighton Limited ABN 15 007 596 018

In accordance with Item 8 of Section 633(1) of the Corporations Act, we enclose notice that Boral Limited's bidder's statement and offers in relation to all of the ordinary shares in Adelaide Brighton Limited have been sent.

We also enclose by way of lodgement, a copy of the bidder's statement and offer documents which we are required to send to ASX under Section 633(1C) of the Corporations Act.

Yours faithfully

M.B. Scobie
Company Secretary

NOTICE THAT BIDDER'S STATEMENT AND OFFERS HAVE BEEN SENT

(CORPORATIONS ACT SUBSECTION 633(1), ITEMS 6-9)

BORAL LIMITED ABN 13 008 421 761 - TAKEOVER BID FOR ADELAIDE BRIGHTON LIMITED ABN 15 007 596 018

Boral Limited hereby gives notice that its bidder's statement and offers in relation to all of the ordinary shares in Adelaide Brighton Limited have been sent as required by Item 6 of subsection 633(1) of the Corporations Act. The date of the offers is 30 January 2004.

Dated: 1 February 2004

M.B. Scobie (Sgd.)

....

Michael Scobie

Company Secretary

Boral Limited

THIS DOCUMENT CONTAINS IMPORTANT INFORMATION AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

BORAL

RECOMMENDED CASH OFFER

from

Boral Limited

ABN 13 008 421 761

to acquire all of your ordinary shares in

Adelaide Brighton Limited

ABN 15 007 596 018

The consideration offered for each Adelaide Brighton Limited share is $1.55 in cash which will be increased to $1.60 in cash if Boral Limited obtains a relevant interest in at least 90% of the Adelaide Brighton Limited shares on issue and the Offer becomes unconditional.

Adelaide Brighton Limited's independent directors have announced that they intend to unanimously recommend that you accept the Offer, in the absence of a superior offer.

If you have any questions about the Offer or this document, or *about how to accept the Offer please contact the shareholder* information line on 1300 369 266 (toll free) within Australia or +61 3 9615 9779 *(not toll free) from outside Australia. In accordance* with legal requirements, calls to these numbers will be recorded.

Financial adviser to Boral Limited

MACQUARIE

Legal adviser to Boral Limited

CLAYTON UTZ

HOW TO ACCEPT THE OFFER

Acceptances must be received before the end of the Offer Period. There are different ways to accept the Offer depending on the type of your holding.

ISSUER SPONSORED SHAREHOLDERS

If your ABC Shares are held on ABC's issuer sponsored subregister (such holdings will be evidenced by an "I" appearing next to your holder number on the enclosed Acceptance Form), to accept the Offer you must complete and sign the Acceptance Form in accordance with the instructions on the form and return it to the address indicated on the form before the end of the Offer Period.

CHESS SPONSORED SHAREHOLDERS

If your ABC Shares are in a CHESS holding (such holdings will be evidenced by an "X" appearing next to your holder number on the enclosed Acceptance Form) to accept the Offer you should contact your Broker or other Controlling Participant and instruct your Broker or other Controlling Participant to accept the Offer on your behalf in sufficient time for the Offer to be accepted before the end of the Offer Period.

If you instead complete, sign and return the Acceptance Form in accordance with the instructions on the form before the end of the Offer Period, Boral will deliver the Acceptance Form to your Broker or other Controlling Participant so as to communicate your instruction to your Broker or other Controlling Participant to accept the Offer on your behalf.

BROKERS AND NON-BROKER PARTICIPANTS

If you are a Broker or a Non-Broker Participant, acceptance of the Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

FURTHER DETAILS

Full details on how to accept are set out in section 6.11 of this Bidder's Statement and also on the enclosed Acceptance Form.

LETTER FROM THE CHAIRMAN OF BORAL LIMITED

Dear Adelaide Brighton Limited shareholder

I have pleasure in enclosing an offer by Boral Limited (**"Boral"**) to acquire all of your shares in Adelaide Brighton Limited (**"ABC"**).

Under the Offer, ABC shareholders will receive $1.55 in cash from Boral for each ABC Share which will be increased to $1.60 in cash for each ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional.

The Independent Directors of ABC (being Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking) have announced that they intend to unanimously recommend that ABC shareholders accept the Offer, in the absence of a superior offer. They have also announced that they intend to accept the Offer in respect of their personal shareholdings in ABC, in the absence of a superior offer.

The Offer price of $1.55 per ABC Share capitalises ABC at $840 million and represents an attractive premium to ABC's recent trading prices:

- 36% to the closing price of ABC Shares of $1.14 on 15 December 2003, the day before the announcement of the Offer by Boral.
- 29% to the volume-weighted average trading price of ABC Shares of $1.20 during the one month period up to and including 15 December 2003.

The Offer price will be increased to $1.60 for each ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional. This would capitalise ABC at $867 million and would represent a:

- 40% premium to the closing price of ABC Shares on 15 December 2003.
- 33% premium to the volume-weighted average trading price of ABC Shares during the one month period up to and including 15 December 2003.

ABC Shares have not traded at or above the Offer price in the period since the 1999 restructuring of ABC up to and including 15 December 2003.

Boral has acquired 19.9% of ABC Shares at $1.55 per share from RMC Group, previously the major shareholder in ABC. Boral has indicated that this holding is a long term investment. Boral considers that this sale indicates the attractiveness of the Offer price.

RMC Group has announced its intention to sell the remainder of its 34.9% shareholding in ABC and on 23 December 2003 it sold a further 20% shareholding in ABC at $1.40 per ABC Share.

The Offer is scheduled to close at 7.00pm Sydney time on 10 March 2004. To accept this Offer please follow the instructions set out on the inside front cover of this document.

If you have any questions about the Offer, please don't hesitate to contact your broker or financial adviser, or call the shareholder information line on 1300 369 266 (toll free) from within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Yours sincerely

Kenneth J Moss
CHAIRMAN, BORAL LIMITED

TABLE OF CONTENTS

1 IMPORTANT DATES AND NOTICES

ANNOUNCEMENT DATE	16 DECEMBER 2003
BIDDER'S STATEMENT LODGED WITH ASIC AND DATED	23 JANUARY 2004
DATE OF OFFER	30 JANUARY 2004
OFFER PERIOD ENDS — 7.00PM (SYDNEY TIME), UNLESS EXTENDED	10 MARCH 2004*

*THE OFFER MAY BE EXTENDED TO THE EXTENT PERMISSIBLE UNDER THE *CORPORATIONS ACT*.

BIDDER'S STATEMENT RELATING TO A CASH OFFER FROM BORAL LIMITED ABN 13 008 421 761 TO ACQUIRE ALL THE SHARES IN ADELAIDE BRIGHTON LIMITED ABN 15 007 596 018

This document is the Bidder's Statement given by Boral Limited to Adelaide Brighton Limited under part 6.5 of chapter 6 of the Corporations Act and in compliance with the requirements of sections 636 and 637 of the Corporations Act, in relation to the Offer contained in section 6 of this Bidder's Statement.

This Bidder's Statement is a replacement bidder's statement and replaces Boral Limited's original bidder's statement dated 23 December 2003 which was lodged with the Australian Securities and Investments Commission on 23 December 2003. This Bidder's Statement incorporates the changes made by Boral Limited's supplementary bidder's statement in respect of the Offer dated 20 January 2004.

AUSTRALIAN SECURITIES AND INVESTMENTS COMMISSION

A copy of this Bidder's Statement was lodged with the Australian Securities and Investments Commission ("**ASIC**") on 23 January 2004. Neither ASIC nor any of its officers takes any responsibility for the content of this Bidder's Statement.

INVESTMENT DECISION

This Bidder's Statement does not take into account the individual investment objectives, financial situation and particular needs of each ABC shareholder. You may wish to seek independent financial and taxation advice before making a decision as to whether or not to accept the Offer for your ABC Shares, as contained in section 6 of this Bidder's Statement.

DEFINED TERMS

A number of defined terms are used in this Bidder's Statement. Their meaning is set out in section 10 of this Bidder's Statement.

ENQUIRIES

If you have any questions about the Offer or this document, or about how to accept the Offer, please contact the shareholder information line on 1300 369 266 (toll free) within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

2 SUMMARY OF THE OFFER

This summary provides an overview of the Offer. It should be read together with the detailed information set out in the remainder of the Bidder's Statement.

The Bidder
Boral Limited (ABN 13 008 421 761) (**"Boral"**).

The Offer
Boral is offering to acquire all your ABC Shares.

Offer price
Boral is offering $1.55 in cash for each of your ABC Shares which will be increased *to $1.60 in cash for each of your ABC Shares if Boral obtains a relevant interest in* at least 90% of ABC Shares and the Offer becomes unconditional.

No brokerage fees
You will not pay any brokerage fees if you accept the Offer.

Conditions to the Offer
The Offer is subject to a number of conditions which are set out in full in section 6.4(a) of the Bidder's Statement. In summary form, the conditions to the Offer are:

- Boral and its associates having a relevant interest in at least 90% of the number of ABC Shares on issue;
- *the ACCC not objecting to the Offer being made or taking steps to restrain Boral* making the Offer;
- no order is made by a Public Authority restraining the Offer;
- no change, event or condition occurring, being announced, or becoming known to Boral which has had, or is reasonably likely to have, a material adverse effect on the ABC Group;
- ABC confirming certain matters in relation to rights which might arise under material agreements;
- no acquisitions or disposals are made by ABC for an amount greater than $5 million;
- Boral's lender for the Offer not having notified Boral that there has been a material change in the financial, banking or capital markets;
- ABC not declaring or paying any dividends; and
- no Prescribed Occurrence occurring in relation to ABC.

Scheduled close of the Offer
The Offer is scheduled to close at 7.00pm Sydney time on 10 March 2004, unless extended in accordance with the Corporations Act.

How to accept the Offer

You may only accept the Offer in respect of all of your ABC Shares. To accept the Offer:

- if your ABC Shares are in a CHESS Holding, please instruct your Broker or other Controlling Participant to initiate acceptance of the Offer on your behalf;
- if your ABC Shares are in an Issuer Sponsored Holding, please complete, sign and return the enclosed Acceptance Form in accordance with the instructions on the form before the end of the Offer Period. A reply paid envelope has been enclosed for ABC shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail;
- if you are a Broker or a Non-Broker Participant, acceptance of the Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

Payment terms

If you accept the Offer and the Offer becomes unconditional you will be paid the cash consideration by Boral for your ABC Shares by the end of whichever of the following periods ends earlier:

- 1 month after the Offer is accepted by you or, if the Offer is subject to a defeating condition, within 1 month after the contract which results from your acceptance of the Offer becomes unconditional; and
- 21 days after the end of the Offer Period.

If you have been paid under the Offer and Boral subsequently improves the consideration offered, you will be entitled to the improved consideration and Boral will pay it to you immediately.

Shareholder Information Line

Should you have any questions about this Offer or how to accept the Offer, please contact the shareholder information line on 1300 369 266 (toll free) from within Australia or +61 3 9615 9779 (not toll free) from outside Australia or consult your Broker or other financial or professional advisor. Please note that, in accordance with legal requirements, calls to the shareholder information line will be recorded.

3 WHY YOU SHOULD ACCEPT THE OFFER

3.1 RECOMMENDATION BY INDEPENDENT DIRECTORS OF ABC

The Independent Directors of ABC (being Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking) have announced that they intend to unanimously recommend that you accept the Offer, in the absence of a superior offer. They have also announced that they intend to accept the Offer in respect of their personal shareholdings in ABC, in the absence of a superior offer.

3.2 THE OFFER REPRESENTS AN ATTRACTIVE PREMIUM TO RECENT TRADING PRICES

The Offer price of $1.55 per ABC Share capitalises ABC at $840 million and represents an attractive premium of:

- 36% to the closing price of ABC Shares of $1.14 on 15 December 2003, the day before the announcement of the Offer by Boral.
- 29% to the volume-weighted average trading price of ABC Shares of $1.20 during the one month period up to and including 15 December 2003.
- 22% to the volume-weighted average trading price of ABC Shares of $1.27 during the 12 month period up to and including 15 December 2003.


$1.75
$1.50
$1.25
$1.00
$0.75
$0.50
$0.25
$0.00
$1.55
Premium = 36%
Premium = 29%
Premium = 22%
Offer price per ABC Share
Closing share price 15 December 2003
1 month volume-weighted average trading price
12 month volume-weighted average trading price

CLOSING SHARE PRICE OF ABC OVER THE 12 MONTHS PRIOR TO ANNOUNCEMENT



Boral Offer price of $1.55
ABC Share price ($)
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
Dec 02 Jan 03 Feb 03 Mar 03 Apr 03 May 03 Jun 03 Jul 03 Aug 03 Sep 03 Oct 03 Nov 03 Dec 03

If Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional, the Offer price will be increased to $1.60 per ABC Share which would capitalise ABC at $867 million and which would represent a premium of:

- 40% to the closing price of ABC Shares of $1.14 on 15 December 2003, the day before the announcement of the Offer by Boral.
- 33% to the volume-weighted average trading price of ABC Shares of $1.20 during the one month period up to and including 15 December 2003.
- 26% to the volume-weighted average trading price of ABC Shares of $1.27 during the 12 month period up to and including 15 December 2003.

3.3 THE OFFER REPRESENTS AN ATTRACTIVE MULTIPLE OF EARNINGS

The consideration of $1.55 per ABC Share represents:

- An *enterprise value* to EBITDA multiple of 8.7 times ABC's EBITDA for the year ended 31 December 2002.[1]
- An enterprise value to EBITA multiple of 11.6 times ABC's EBITA for the year ended 31 December 2002.[2]

These multiples of earnings represent an attractive premium to the trading multiples of comparable Australian and New Zealand based building materials and construction materials companies.[3]



Historical EBITDA multiple (x)
10.0x
8.0x
6.0x
4.0x
2.0x
-x
8.7x
6.9x
6.8x
6.2x
5.7x
5.1x
ABC at Offer price
Rinker
ABC at Share price the day before Announcement Date
Fletcher Building
Boral
CSR



Historical EBITA multiple (x)
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
-x
11.6x
9.3x
9.1x
7.9x
7.7x
7.1x
ABC at Offer price
Rinker
ABC at Share price the day before Announcement Date
Fletcher Building
Boral
CSR

3 WHY YOU SHOULD ACCEPT THE OFFER

These multiples of earnings also represent an attractive premium to the multiples implied by the 1999 restructuring of ABC involving the merger with Cockburn Cement Limited and the acquisition of 49% in Adelaide Brighton Cement Limited.[4]


Historical EBITDA multiple (x)
10.0x
8.0x
6.0x
4.0x
2.0x
-x
8.7x
7.1x
6.9x
ABC at Offer price
ABC merger with Cockburn Cement Limited
ABC acquisition of 49% of Adelaide Brighton Cement Limited


Historical EBITA multiple (x)
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
-x
11.6x
9.2x
11.3x
ABC at Offer price
ABC merger with Cockburn Cement Limited
ABC acquisition of 49% of Adelaide Brighton Cement Limited

If Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional, the consideration will be increased to $1.60 per ABC Share which would represent enhanced multiples of 9.0 times ABC's EBITDA for the year ended 31 December 2002[5] and 11.9 times ABC's EBITA for the year ended 31 December 2002[6], respectively.

1 Based on capitalisation of ABC at the Offer price ($1.55 per ABC Share) of $839.9 million, net debt at 30 June 2003 of $184.9 million, minority equity interests at 30 June 2003 of $3.0 million and EBITDA to 31 December 2002 of $117.7 million.

2 Based on capitalisation of ABC at the Offer price ($1.55 per ABC Share) of $839.9 million, net debt at 30 June 2003 of $184.9 million, minority equity interests at 30 June 2003 of $3.0 million and EBITA to 31 December 2002 of $88.4 million.

3 EBITDA and EBITA based on latest disclosed full year results for each company. Enterprise value calculated using latest disclosed net debt, shares on issue and minority equity interests for each company (adjusted for subsequent share buy-backs). Share prices as at 19 January 2004.

4 Transaction multiples implied by the 1999 restructuring of ABC involving the merger with Cockburn Cement Limited and the acquisition of 49% of Adelaide Brighton Cement Limited calculated on the basis of financial year ended 31 December 1998 for Cockburn Cement Limited and financial year ended 30 June 1998 for Adelaide Brighton Cement Limited.

5 Based on capitalisation of ABC at the Offer price which may become payable by Boral ($1.60 per ABC Share) of $867 million, net debt at 30 June 2003 of $184.9 million, minority equity interests at 30 June 2003 of $3.0 million and EBITDA to 31 December 2002 of $117.7 million.

6 Based on capitalisation of ABC at the Offer price which may become payable by Boral ($1.60 per ABC Share) of $867 million, net debt at 30 June 2003 of $184.9 million, minority equity interests at 30 June 2003 of $3.0 million and EBITA to 31 December 2002 of $88.4 million.

3.4 ABC'S FORMER MAJOR SHAREHOLDER HAS SOLD 39.9% OF ABC

RMC Group (formerly ABC's largest shareholder), on 16 December 2003 sold 107,830,340 ABC Shares to Boral for the price of $1.55 per ABC Share.

Following that disposal, RMC Group announced that it held approximately 34.9% of ABC Shares and intends to sell the remainder of its stake. On 23 December 2003, RMC Group sold a further 20% shareholding in ABC at $1.40 per ABC Share.

Boral considers that these sales by RMC Group indicate the attractiveness of the Offer price.

3.5 YOU WILL RECEIVE CASH FOR YOUR ABC SHARES

By accepting the Offer you will receive (subject to the conditions of the Offer being satisfied or waived) $1.55 cash per ABC Share from Boral which will be increased to $1.60 cash per ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional.

3.6 YOU WILL INCUR NO BROKERAGE CHARGES

You will not incur any brokerage charges by accepting the Offer from Boral (you may incur brokerage costs and GST on those costs if you choose to sell your ABC Shares on the market).

3.7 ABC'S SHARE PRICE IS LIKELY TO FALL IN THE ABSENCE OF BORAL'S OFFER

If Boral's Offer does not proceed, and no other takeover offers are made for ABC Shares, it is likely that ABC Shares would trade at a discount to the Offer price.

While past share price performance should not be considered a guide to future share price performance, it is noted that ABC Shares have not traded at or above the Offer price in the period since the 1999 restructuring of ABC (involving the merger with Cockburn Cement Limited and the acquisition of 49% in Adelaide Brighton Cement Limited) to the day before the Announcement Date.

3.8 NO COMPETING OFFER HAS BEEN MADE AND THE LIKELIHOOD OF A COMPETING OFFER IS REDUCED BY BORAL'S SHAREHOLDING IN ABC

Since the announcement of the Offer on 16 December 2003, ABC has not announced any approach from another party interested in making a higher offer. ABC has also entered into a no-solicitation agreement with Boral (the details of which are described in section 9.13(b)).

Boral holds a 19.9% shareholding in ABC and has indicated that this holding is a long term investment. With Boral holding this interest in ABC, no other competing bidder will be able to proceed to compulsorily acquire ABC Shares. Boral considers that its existing shareholding in ABC reduces the likelihood of a competing offer which requires 100% control.

If you have any questions about the Offer or this document, or about how to accept the Offer, please contact the shareholder information line on 1300 369 266 (toll free) within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

4 THE BIDDER

4.1 BORAL

Boral is a significant publicly listed Australian company.

Boral and its subsidiaries carry on the operations of the Boral Group which are in building and construction materials in Australia, the USA and Asia.

Boral produces and distributes a broad range of construction materials, including quarry products, cement, fly ash, pre-mix concrete and asphalt; and building products, including clay bricks, clay and concrete roof tiles, concrete masonry products, plasterboard, windows and timber. Boral primarily serves customers in the building and construction industries with operations concentrated in three key geographical markets. Approximately 72% of 2002/03 earnings were sourced from Australian markets, 23% from US building activity and a further 5% of earnings resulted from Boral's Asian markets. The Boral Group has leading market share positions for most of the major products it manufactures in all three markets.

Boral forms part of the S&P/ASX 50 Index and has a market capitalisation of approximately $3.1 billion (as at 19 January 2004).

4.2 DIRECTORS OF BORAL

The following are the directors of Boral as at the date of this Bidder's Statement.

KENNETH J. MOSS

Dr Moss is the Chairman of Directors of Boral. Dr Moss is also the Chairman of Centennial Coal Company Limited and a Director of Adsteam Marine Limited, GPT Management Limited and National Australia Bank Limited. He was previously the Managing Director of Howard Smith Limited and is experienced in building materials businesses. He is a Board Member of the Hunter Area Health Service. Dr Moss has an engineering degree (Honours) and a doctorate of philosophy in mechanical engineering from Newcastle University.

RODNEY T. PEARSE

Mr Pearse is the Managing Director and Chief Executive Officer of Boral. He joined the Boral Group as the Managing Director, Construction Materials Group, in 1994. Mr Pearse has previously held senior management positions in Shell Australia, Shell International and CSR Limited. He is a Board Member of the Business Council of Australia and the Chair of Outward Bound Australia. He has a commerce degree (Honours) from the University of New South Wales and an MBA (High Distinction) from Harvard University.

ELIZABETH A. ALEXANDER, AM

Ms Alexander is a Director of Amcor Limited and CSL Limited. A chartered accountant, she was a partner in PricewaterhouseCoopers in Melbourne until June 2002. Ms Alexander is a member of the Takeovers Panel and the Financial Reporting Council. She has a commerce degree from the University of Melbourne.

E. JOHN CLONEY

Mr Cloney is the Chairman of QBE Insurance Group Limited and a Director of Maple-Brown Abbott Limited and Patrick Corporation Limited. He is a member of the Advisory Council of ABN AMRO. His career was in international insurance and he was previously the Managing Director of QBE Insurance Group Limited. Mr Cloney is a fellow of the Australian Institute of Management and the Australia and New Zealand Institute of Insurance and Finance.

ANTHONY M. D'ALOISIO

Mr D'Aloisio is a lawyer who has practised in the areas of mergers and acquisitions, trade practices and taxation. He is the Chief Executive of Mallesons Stephen Jaques, a leading law firm, having held that position for the past 12 years. Mr D'Aloisio is a Board Member of the Business Council of Australia and the Chairman of the Council's Regulatory Task Force. He holds an arts degree and a law degree (Honours) from Monash University.

MARK R. RAYNER

Mr Rayner is a Director of Alumina Limited. He was previously the Chief Executive of Comalco from 1979 to 1989 and an executive Director of CRA Limited. He has a chemical engineering degree (Honours) from the University of New South Wales.

J. ROLAND WILLIAMS, CBE

Dr Williams is a Director of Origin Energy Limited. Dr Williams had an international career with the Royal Dutch/Shell Group from which he retired as Chairman and Chief Executive of Shell Australia. He holds a chemical engineering degree (Honours) and a doctorate of philosophy from the University of Birmingham.

5 BORAL'S INTENTIONS

5.1 INTENTIONS ON CONCLUSION OF THE OFFER

The following sections set out Boral's intentions on the basis of facts and information concerning ABC and the circumstances affecting the business of ABC which are known to Boral at the time of preparation of this Bidder's Statement.

Any final decision on these matters will only be reached in the light of all material facts and circumstances at the relevant time and once Boral has had an opportunity to conduct a review of the operations of ABC as referred to in section 5.3. Accordingly, the statements set out in the following sections are statements of current intention only which may vary as new information becomes available or circumstances change.

5.2 COMPULSORY ACQUISITION OF ABC SHARES

(a) COMPULSORY ACQUISITION FOLLOWING TAKEOVER BID

If Boral becomes entitled to proceed to compulsory acquisition of shares in ABC following the Offer under part 6A.1 of the Corporations Act (as a result of the acquisition of ABC Shares under the Offer or otherwise), then Boral intends to proceed to compulsory acquisition of shares in ABC in accordance with the provisions of the Corporations Act.

(b) GENERAL COMPULSORY ACQUISITION

Even if Boral does not become entitled to proceed to compulsory acquisition of shares in ABC following the Offer under part 6A.1 of the Corporations Act, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under part 6A.2 of the Corporations Act. If so, Boral intends to exercise such rights.

5.3 INTENTIONS UPON OWNERSHIP OF 100% OF ABC

If Boral comes to own 100% of the issued ordinary shares in ABC, its intentions are described below.

(a) CORPORATE MATTERS

Boral intends to:

- seek to have ABC removed from the official list of ASX; and
- reconstitute the board of directors of ABC with nominees of Boral.

(b) ABC'S EXISTING BUSINESS

ABC's businesses presently comprise principally the following:

- cement manufacturing and distribution operations in South Australia and Western Australia and lime production and distribution operations in Western Australia, South Australia and Northern Territory;
- cement clinker grinding and cement distribution operations in Northern Territory, and a small cement clinker grinding and cement distribution operation at Port Kembla in New South Wales;
- 50% of ICL, which purchases cement from ABC and is a distributor of bulk and bagged cement and bagged dry-mix in Victoria and to a lesser extent, New South Wales (the other 50% is owned by Barro);
- 50% of Sunstate Cement Limited, a Queensland clinker grinder and cement distributor (the other 50% is owned by Boral);
- downstream pre-mix concrete operations with relatively small market shares in Victoria, New South Wales and Queensland;
- concrete masonry operations in Victoria, New South Wales and South Australia;
- processing and marketing of supplementary cementitious materials, such as fly ash and ground blastfurnace slag; and
- provision of specialised road construction, maintenance and rehabilitation services.

(c) BORAL'S INTENTIONS IN RESPECT OF ABC'S EXISTING BUSINESS

Subject to the outcome of the review referred to in paragraph (d) below and to the matters referred to in section 9.8(b), Boral intends to:

- continue the operation of ABC's cement manufacturing, clinker grinding and cement distribution operations and lime production and distribution operations and bring those operations into Boral's Cement Division which is operated on a state based structure;
- continue the operation of ABC's pre-mix concrete operations and bring those operations into Boral's Australian Construction Materials Division;
- continue the operation of ABC's supplementary cementitious materials and specialised road construction, maintenance and rehabilitation services operations;
- subject to consideration of any requirements of the ACCC, dispose of selected concrete masonry assets in South Australia, Victoria and New South Wales as may be necessary to meet the requirements of the ACCC. This could constitute a combination of Boral and ABC concrete masonry assets. Until such assets are disposed of, Boral intends that they continue to be utilised as they are at present;
- procure supply of cement from ABC's cement operations for some of Boral's pre-mix concrete and concrete products businesses. In particular, Boral intends to procure cement supply from ABC in South Australia, Western Australia and Northern Territory for all of Boral's cement needs in those places; and
- where appropriate, utilise ABC's sea-borne cement distribution network for the supply of clinker and cement throughout Australia.

In relation to ICL, Boral understands that there is an agreement between a member of the ABC Group and Barro in relation to their respective 50% interests in ICL under which Barro may have a right to acquire ABC Group's 50% interest in ICL if Boral achieves control of ABC. If Barro does have such a right and Boral does achieve control of ABC, that right may be exercised by Barro. ABC has provided to Boral copies of certain material agreements, including agreements relating to ICL, in relation to which further information is set out in section 9.8(b) of this Bidder's Statement.

6 TERMS OF THE OFFER

This section contains the terms of the offer by Boral to acquire all of your ABC Shares. The date of the Offer is 30 January 2004.

6.1 THE OFFER

Boral offers to acquire from you on the terms of the Offer all of your ABC Shares.

You may accept the Offer only in respect of all of your ABC Shares.

It is a term of the Offer that Boral will be entitled to all Rights attaching to or arising from ABC Shares acquired by Boral pursuant to the Offer.

6.2 CONSIDERATION

Subject to this section 6, the consideration under the Offer is a cash payment by Boral of $1.55 for each ABC Share which will be increased to $1.60 cash for each ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional.

6.3 BENEFIT OF IMPROVED CONSIDERATION

If Boral improves the consideration offered ($1.55 per ABC Share), the Corporations Act contains provisions to ensure that any ABC shareholder who has already accepted the Offer receives the benefit of the improved consideration.

6.4 CONDITIONS OF THE OFFER

(a) Subject to section 6.4(e), the Offer and any contract arising from acceptance of the Offer is subject to the fulfilment of the following conditions:

(i) MINIMUM ACCEPTANCE CONDITION

That during or at the end of the Offer Period, Boral and its associates have relevant interests in that number of ABC Shares which is equal to at least 90% of the number of ABC Shares then on issue.

(ii) ACCC

That between the Announcement Date and the end of the Offer Period, none of the following events have occurred:

A. Boral being notified by the ACCC that it objects to the Offer being made; or

B. Boral being notified by the ACCC that it does not object to the Offer being made on conditions imposed by the ACCC; or

C. the ACCC taking steps or threatening to take steps to restrain Boral from making the Offer or acquiring ABC Shares pursuant to the Offer.

(iii) NO RESTRAINING ORDERS

That between the Announcement Date and the end of the Offer Period:

A. there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or

B. no application is made to any Public Authority (other than by any member of the Boral Group), or action or investigation is announced, threatened or commenced by a Public Authority

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Boral in respect of ABC and the ABC Shares to be acquired under the Offer, or requires the divestiture by Boral of any ABC Shares, or the divestiture of any assets of the ABC Group or of the Boral Group or otherwise.

(iv) MATERIAL ADVERSE CHANGE TO ABC

That before the end of the Offer Period there not having occurred, being announced or becoming known to Boral (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the ABC Group (taken as a whole) since 30 June 2003 (except for any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to Boral that information publicly filed by ABC or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

(v) CONFIRMATION OF CERTAIN MATTERS

That before the end of the Offer Period, either an announcement by ABC to ASX or the target's statement by ABC in response to the Offer contains a statement, expressed to be made with the approval of the directors of ABC, which confirms that, after due enquiry, none of ABC or any of its subsidiaries is party to, bound by or subject to any material agreement (including any agreement in relation to lime supply, cement supply or ABC's interest in ICL or C&M Brick Pty Ltd or any of their respective assets or operations and any other material agreement concerning ABC's other assets or businesses but excluding the credit facility dated 16 June 2000 provided by RMC Group to ABC) under which any other party to such agreement could:

A. terminate;

B. vary, amend or modify; or

C. exercise any right,

as a result of:

D. Boral making the Offer;

E. Boral acquiring ABC Shares pursuant to the Offer; or

F. ABC or any ABC subsidiary which is party to such agreement selling, transferring or otherwise disposing of any asset or interest (or part thereof), or agreeing or proposing to do so,

and the statement is not materially varied, revoked or qualified prior to the close of the Offer.

(vi) ACQUISITION AND DISPOSAL OF ASSETS

That, except for any proposed transaction publicly announced by ABC before the Announcement Date, none of the following events occur between the Announcement Date and the end of the Offer Period:

A. ABC or any subsidiary acquires, offers to acquire or agrees to acquire one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $5 million, or makes an announcement in relation to such an acquisition;

B. ABC or any subsidiary disposes of, offers to dispose of, or agrees to dispose of, one or more companies, businesses or assets (or an interest in one or more companies, businesses or assets) for an amount in aggregate greater than $5 million, or makes an announcement in relation to such a disposition,

and during that period the business of ABC is otherwise carried on in the ordinary course of ordinary business.

(vii) MATERIAL ADVERSE CHANGE IN FINANCIAL MARKETS

That between the Announcement Date and the end of the Offer Period, Boral not having received written notice from the Bank pursuant to the Facility Agreement to the effect that there has occurred a material disruption of, or material adverse change in, the financial, banking or capital markets, that could reasonably be expected in the opinion of the Bank (acting reasonably) to prevent the syndication of the Facility.

(viii) DIVIDENDS OR OTHER DISTRIBUTIONS

That between the Announcement Date and the end of the Offer Period, ABC does not:

A. declare or pay any dividends; or

B. otherwise make any distribution of capital or profits to any ABC shareholder, whether by way of a reduction of capital or otherwise and whether by way of a cash distribution or an in specie distribution of assets.

(ix) PRESCRIBED OCCURRENCES

That between the Announcement Date and the end of the Offer Period, no Prescribed Occurrence occurs.

(b) Each of the conditions in section 6.4(a) is a separate and distinct condition, shall not be taken to limit the meaning or effect of any other condition, and shall not merge on completion of any contract arising from acceptance of the Offer.

(c) Each of the conditions set out in section 6.4(a) is a condition subsequent. The breach or non-fulfilment of any such condition does not prevent a contract to sell any of your ABC Shares resulting from acceptance of the Offer, but if:

(i) Boral has not declared all Offers to be free from the conditions in section 6.4(a) before the date applicable under subsection 650F(1) of the Corporations Act; and

(ii) the conditions in section 6.4(a) have not been fulfilled at the end of the Offer Period,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In such a case, Boral will:

(iii) return the Acceptance Form (if any) together with all documents forwarded by you to the address shown in the Acceptance Form; and

(iv) notify SCH of the lapse of the Offer in accordance with Rule 16.8 of the SCH Business Rules.

(d) *Subject to the provisions of the Corporations Act, Boral alone shall be entitled to the benefit of the* conditions in section 6.4(a) and any non-fulfilment of such conditions may be relied upon only by Boral.

(e) Subject to section 650F of the Corporations Act, Boral may, at any time at its sole discretion, declare all Offers free from all or any of the conditions referred to in section 6.4(a) by giving notice in writing to ABC. This notice may be given in relation to the conditions in:

(i) section 6.4(a) (other than section 6.4(a)(ix)), not later than 7 days before the end of the Offer Period; and

(ii) *section 6.4(a)(ix), not later than 3 business days after the end of the Offer Period.*

(f) The date for giving the notice required by section 630(3) of the Corporations Act on the status of the conditions to the Offer is 3 March 2004, subject to variation in accordance with section 630(2) of the Corporations Act if the period during which the Offer remains open for acceptance is extended.

6.5 OFFER PERIOD

Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 10 March 2004.

Boral expressly reserves its right under section 650C of the Corporations Act, exercisable in its sole discretion, to extend the period during which the Offer remains open for acceptance or otherwise to *vary the Offer in accordance with the Corporations Act.*

If within the last 7 days of the Offer Period the Offer is varied to improve the consideration offered or if within the last 7 days of the Offer Period Boral's voting power in ABC increases to more than 50%, then in either case the Offer Period will be automatically extended in accordance with section 624(2) of the Corporations Act, so that it ends 14 days after the relevant event.

6.6 WITHDRAWAL OF OFFER

In accordance with section 652B of the Corporations Act, the Offer may only be withdrawn with the written consent of ASIC which consent may be given subject to such conditions (if any) as are specified in the consent of ASIC. If that happens, Boral will send a notice of withdrawal to ABC and to each person to whom the Offer has been made.

6 TERMS OF THE OFFER

6.7 VARIATION OF OFFER

Boral may at any time, and from time to time, vary the Offer in accordance with part 6.6 of chapter 6 of the Corporations Act.

6.8 PAYMENT OF CONSIDERATION

(a) Subject to the provisions below of this section 6.8 and the Corporations Act, if you accept the Offer and the conditions of the Offer and of the contract resulting from the acceptance of the Offer are satisfied or are waived, then Boral will provide the consideration due under the Offer by the end of whichever of the following periods ends earlier:

(i) 1 month after the Offer is accepted by you, or if the Offer is subject to a defeating condition, within 1 month after the contract which results from your acceptance of this Offer becomes unconditional; and

(ii) 21 days after the end of the Offer Period.

If you have been paid under the Offer and Boral subsequently improves the consideration offered, you will be entitled to the improved consideration and Boral will pay it to you immediately.

Under no circumstances will interest be paid on the consideration payable under the Offer, regardless of any delay in paying the consideration or any extension of the Offer.

(b) Payment of the cash amount to which you are entitled by acceptance of this Offer will be made by cheque in Australian currency. The cheque will be sent at your risk by prepaid ordinary mail or, in the case of addressees outside Australia, by prepaid airmail, to the address shown on the Acceptance Form.

(c) If at the time you accept this Offer you are:

(i) a person or entity associated with the former Milosevic Government of the Federal Republic of Yugoslavia as named in the instrument dated 5 April 2002 issued under the Australian Banking (Foreign Exchange) Regulations;

(ii) a person or entity associated with the Government of Zimbabwe, as named in the annexure to the instrument of 25 November 2002 issued under the Australian Banking (Foreign Exchange Regulations); or

(iii) a resident in or a resident of a place outside Australia to which the Australian Banking (Foreign Exchange) Regulations otherwise apply,

you will not be entitled to receive any cash payment under this Offer until all requisite authorities and clearances of the Reserve Bank of Australia (whether under the Australian Banking (Foreign Exchange) Regulations or otherwise) or of the Australian Taxation Office have been obtained by Boral. Boral undertakes to make prompt application for all such authorities or clearances.

In addition, accounts of persons and entities identified by the Minister of Foreign Affairs as being associated with terrorism are frozen, and transactions with these entities are prohibited, under the *Charter of the United Nations (Terrorism and Dealing with Assets) Regulations 2002*.

(d) Where the Acceptance Form requires any additional documents to be delivered with your Acceptance Form (such as a power of attorney) then:

(i) if those documents are delivered with your Acceptance Form, Boral will provide the consideration in accordance with section 6.8(a);

(ii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is subject to a defeating condition, Boral will provide the consideration by the end of whichever of the following periods ends earlier:

A. 1 month after the contract which results from your acceptance of this Offer becomes *unconditional; and*

B. 21 days after the end of the Offer Period.

(iii) if those documents are delivered after your Acceptance Form and before the end of the Offer Period while the Offer is unconditional, Boral will provide the consideration by the end of whichever of the following periods ends earlier:

A. 1 month after those documents are delivered; and

B. 21 days after the end of the Offer Period.

(iv) if those documents are delivered after the end of the Offer Period while the contract which results from your acceptance of this Offer is unconditional, Boral will provide the consideration within 21 days after those documents are delivered; and

(v) if those documents are delivered after the end of the Offer Period while the contract which results from your acceptance of this Offer is subject to a defeating condition that relates only to the happening of a Prescribed Occurrence, Boral will provide the consideration within 21 days after the Offer becomes unconditional.

6.9 BROKERAGE FEES AND OTHER EXPENSES

All costs and expenses of the preparation of this Bidder's Statement and of the preparation and circulation of the Offer will be paid by Boral. You will not be liable to pay any stamp duty on the transfer of ABC Shares as a result of an acceptance of the Offer.

As long as your ABC Shares are registered in your name and you deliver them directly to Boral, you will not incur any brokerage in connection with your acceptance of the Offer. If you hold your ABC Shares through a bank, broker or other nominee, you should ask your bank, broker or other nominee whether it will charge any transaction fees or service charges in connection with your acceptance of the Offer.

6.10 WHO MAY ACCEPT THIS OFFER

(a) This Offer is made to you as the holder of ABC Shares registered in your name, in the register of members of ABC at 10.00am (Sydney time) on the Register Date.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be, registered as the holder of, or is able to give good title to, some or all of your ABC Shares (the **"Transferred Shares"**) to which this Offer relates, then in accordance with section 653B(1)(a) of the Corporations Act:

(i) a corresponding Offer shall be deemed to have been made at that time to that other person in respect of the Transferred Shares;

(ii) a corresponding Offer shall be deemed to have been made to you in respect of your ABC Shares other than the Transferred Shares; and

(iii) this Offer shall be deemed to have been withdrawn immediately after making such corresponding offers.

(c) If at any time during the Offer Period and before you accept this Offer, your ABC Shares to which this Offer relates consist of two or more separate parcels for the purposes of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act, this Offer shall be deemed at that time to consist of separate corresponding offers made to you in relation to the respective separate parcels of ABC Shares and an acceptance by you of any of those separate corresponding offers is ineffective unless you have given to Boral notice which:

(i) if it relates to ABC Shares in a CHESS Holding, must be in an electronic form approved by the SCH Business Rules; or

(ii) if it relates to ABC Shares held in an Issuer Sponsored Holding, must be in writing,

indicating that your ABC Shares consist of separate parcels and the acceptance indicates the number of ABC Shares in the separate parcels to which the acceptance relates, provided that you may at the one time accept two or more such separate corresponding Offers as if they were a single offer in relation to separate parcels of shares.

If this applies to you, contact the shareholder information line on 1300 369 266 (toll free) within Australia or +61 3 9615 9779 (not toll free) from outside Australia for such additional copies of this Bidder's Statement and Acceptance Form as are necessary. Please note that, in accordance with legal requirements, calls to these numbers will be recorded.

6.11 HOW TO ACCEPT THIS OFFER

(a) You may accept this Offer at any time during the Offer Period. Subject to section 6.10 (relating to holdings of separate parcels of ABC Shares) your acceptance of the Offer must be in respect of all of your ABC Shares.

(b) The manner by which you may accept this Offer will depend on whether your ABC Shares are in a CHESS Holding or in an Issuer Sponsored Holding. Your ABC Shares are in a CHESS Holding if they are sponsored by a Broker or other Controlling Participant or you yourself are a Broker or Non-Broker Participant. Your ABC Shares are in an Issuer Sponsored Holding if they are sponsored directly by ABC as issuer.

If you have any questions about how to accept this Offer or need a replacement Acceptance Form, please contact the shareholder information line on 1300 369 266 (toll free) within Australia or +61 3 9615 9779 (not toll free) from outside Australia. Please note that, in accordance with legal requirements, calls to these numbers will be recorded. Alternatively, you may consult your broker or other financial or professional adviser.

(i) CHESS HOLDINGS

If any of your ABC Shares are in a CHESS Holding, acceptance of this Offer in respect of those ABC Shares can only be made in accordance with the SCH Business Rules.

To accept this Offer in respect of those ABC Shares you must:

A. if you are a Broker or a Non Broker Participant, initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period; or

B. otherwise, instruct your Controlling Participant (normally your Broker) to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period.

If your ABC Shares are in a CHESS Holding and you complete and sign the Acceptance Form in accordance with the instructions on the form and return it to the address indicated on the form before the end of the Offer Period, Boral will deliver the form to your Broker or other Controlling Participant so as to communicate your instruction to your Broker or other Controlling Participant to accept the Offer on your behalf.

(ii) ISSUER SPONSORED HOLDINGS

If any of your ABC Shares are in an Issuer Sponsored Holding, then to accept this Offer in respect of those ABC Shares you must:

A. complete and sign the accompanying Acceptance Form in accordance with the instructions on it (which forms part of this Offer and must be observed in accepting the Offer in respect of any ABC Shares held in an Issuer Sponsored Holding); and

B. ensure that the Acceptance Form and any documents required by the terms of the Offer and the instructions on the Acceptance Form are received before the end of the Offer Period, at the following address:

ASX Perpetual Registrars Limited
ABC takeover offer
Reply Paid 1503
Sydney South NSW 1234
AUSTRALIA

or, if by hand delivery, delivered to the following address:

ASX Perpetual Registrars Limited
ABC takeover offer
Level 8, 580 George Street
Sydney NSW 2000
AUSTRALIA

A reply paid envelope has been enclosed for shareholders with Australian addresses to return their completed Acceptance Form. Overseas shareholders should return their Acceptance Form by airmail.

The method chosen to deliver the Acceptance Form and other documents is at the risk of each accepting shareholder.

Acceptance of the Offer in respect of your ABC Shares which are in an Issuer Sponsored Holding shall not be complete until the properly completed Acceptance Form (including any documents required by the terms of the Offer and the instructions on the Acceptance Form) has been received at the address specified above. Boral may, however, in its sole discretion waive at any time, prior to the end of the Offer Period, all or any of those requirements.

(iii) IF SOME OF YOUR ABC SHARES ARE HELD IN A NUMBER OF FORMS

If some of your ABC Shares are in different holdings, your acceptance of this Offer will require action under sections 6.11(b)(i) and 6.11(b)(ii) in relation to the separate portions of your ABC Shares.

(c) Beneficial owners whose ABC Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in accepting this Offer.

6.12 VALIDITY OF ACCEPTANCES

Your acceptance will not be valid unless it is made in accordance with the procedures set out in sections 6.10 to 6.12 of this Bidder's Statement and the instructions on the Acceptance Form. The Acceptance Form forms part of this Offer.

You must choose the method of delivery you will use to deliver your Acceptance Form and all other required documents as set out in section 6.11. That delivery is at your risk. Persons holding ABC Shares through brokers, dealers, commercial banks, trust companies or nominees may request these persons to effect the above deliveries on their behalf.

Boral will determine, in its sole discretion, all questions as to the form of documents, including the validity, eligibility, time of receipt, and acceptances of the Offer. The determination of Boral will be final and binding on all parties.

Boral may, in its sole discretion, at any time deem any Acceptance Form it receives to be a valid acceptance in respect of your ABC Shares, even if a requirement for acceptance has not been complied with and may waive any requirement of sections 6.10 to 6.12. Payment of consideration in accordance with the Offer will not be made until any irregularity has been resolved or waived and until all documents required to procure registration of Boral as holder of the ABC Shares concerned have been received by Boral.

7 PROVISION OF CASH CONSIDERATION

7.1 CASH CONSIDERATION

The consideration for the acquisition of your ABC Shares under the Offer is to be satisfied wholly by payment in cash.

7.2 AMOUNT PAYABLE

Based on the number of ABC Shares on issue at the date of this Bidder's Statement (and excluding ABC Shares already owned by Boral), the maximum amount of consideration which would be payable by Boral under the Offer for ABC Shares if every holder of ABC Shares accepted the Offer is approximately $694 million (based on the consideration which will become payable of $1.60 cash per ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional).

7.3 SOURCES OF FUNDS

The cash required to pay the consideration under the Offer will be funded from amounts drawn by Boral under the Facility, the details of which are summarised below.

FACILITY

The Facility is provided by the Bank and is available for drawing until 16 December 2004. Boral and the Bank intend that the Facility will be syndicated in due course to a syndicate of lenders, but the availability of the Facility is not conditional on the Facility being syndicated. The syndication strategy and the syndicate members will be finalised by agreement between Boral and the Bank.

The Facility is sufficient to finance the acquisition by Boral of all the ABC Shares the subject of the Offer together with the amounts required to cover all transaction costs associated with the Offer. The Facility also includes a separate tranche to cover the refinancing of the existing debt owed by ABC to RMC Group.

DOCUMENTATION

Boral has entered into the Facility Agreement with the Bank for the provision of the Facility to Boral to fund the acquisition of the ABC Shares the subject of the Offer.

The Facility Agreement contains provisions relating to the payment of interest and repayment of principal, conditions precedent, representations and warranties, events of default and covenants by Boral. These provisions are customary for loan facilities of this nature, and include those described below.

CONDITIONS PRECEDENT

The Facility Agreement incorporates conditions precedent to drawing funds under the Facility including that:

- between the Announcement Date and the end of the Offer Period, there being no material disruption of, or material adverse change in, the financial, banking or capital markets, that could reasonably be expected in the opinion of the Bank (acting reasonably) to prevent the syndication of the Facility;
- all conditions specified in section 6.4(a) of this Bidder's Statement have been satisfied or waived with the Bank's prior written consent; and
- some other formal matters, all of which are capable of fulfilment by the Boral Group, including ratification by 31 January 2004 of the Facility Agreement by specified subsidiaries of Boral.

Boral is not aware of any reason why these conditions precedent will not be satisfied at the time any cash payment is required to be made under the Offer. In particular, Boral will procure that the Boral Group fulfils all formal requirements, including that its subsidiaries ratify the Facility Agreement by 31 January 2004.

Whilst certain existing subsidiaries of Boral are required to guarantee Boral's obligations under the Facility, no security or guarantees from the ABC Group are required until after Boral owns 100% of ABC at which time Boral must use reasonable endeavours to ensure that ABC and its wholly owned subsidiaries guarantee Boral's obligations under the Facility.

Before the Bank makes advances available under the Facility, the Bank will need to be satisfied that the representations and warranties contained in the Facility Agreement are correct and that no event of default or potential event of default under the Facility Agreement has occurred which is continuing.

REPRESENTATIONS AND WARRANTIES

Representations and warranties contained in the Facility Agreement include:

- all financial accounts, reports and factual information furnished by Boral to the Bank are true and accurate and not misleading in any material respect, and no material change has taken place in respect to any of them since the date they were presented to the Bank; and
- as at the date of the Facility Agreement and each drawdown date under the Facility no potential event of default has occurred and is continuing.

Boral is not aware of, and does not expect that there will occur, any breaches of the representations or warranties contained in the Facility Agreement.

EVENTS OF DEFAULT

Events of default contained in the Facility Agreement include:

- any breach of covenant which is not remedied within 10 Business Days;
- a change occurs in the financial condition of Boral, or a change occurs in the whole or a major part of the operations of Boral, which has had or could reasonably be expected to have a materially adverse effect on the ability of Boral to perform its obligations to the Bank other than as a consequence of the acquisition of ABC (any such change a **"Material Adverse Change"**); and
- a Material Adverse Change occurs in relation to any guarantor of the Facility (which are subsidiaries of Boral) and such occurrence has a material adverse effect on Boral and its subsidiaries (taken as a whole).

Boral is not aware of the occurrence of, and does not expect that there will occur, any events of default as contained in the Facility Agreement which could result in a termination of that agreement or prevent Boral from drawing funds under the Facility.

7 PROVISION OF CASH CONSIDERATION

COVENANTS

Covenants contained in the Facility Agreement include:

- Boral will conduct the Offer in compliance with all applicable laws and any regulatory requirements;
- Boral will not amend, vary or waive any material term or condition of this Bidder's Statement without the prior written consent of the Bank;
- Boral will acquire all the securities of the Target on becoming entitled to do so under the compulsory acquisition provisions of the Corporations Act; and
- Boral will at all times keep the Bank fully informed as to the status of and progress with respect of the Offer.

Boral is not aware of, and does not expect that there will occur, any breach of covenants contained in the Facility Agreement.

OTHER MATTERS

As described above, the availability of the Facility is subject to the condition that Boral will not amend, vary or waive any material term or condition of this Bidder's Statement without the prior written consent of the Bank. This may therefore operate as a restriction on the availability of the Facility in the event that Boral declares the Offer free from the conditions (or any of them) in section 6.4(a) of this Bidder's Statement if the conditions have not been satisfied and the Bank has not waived compliance with them. Boral does not intend to take any action which would operate as a restriction on the availability of the Facility.

In addition, it should be noted that none of the representations and warranties, events of default or covenants described above are reflected in the conditions of the Offer in section 6.4(a) of this Bidder's Statement. This means that if a breach of representation, warranty or covenant or an event of default were to occur and the Bank was to rely on that event to not provide funding for the Offer pursuant to the Facility, Boral may be obliged to proceed with the Offer and, (if the conditions of the Offer are satisfied or waived) pay the consideration due to shareholders who accept the Offer. In that event, Boral would have to arrange alternative funding for the Offer. However, as described above, Boral is not aware of, and does not expect that there will occur, any such breach of representation, warranty, covenant or any event of default.

Further information in relation to the first condition precedent listed under the heading **"Conditions Precedent"** above is set out in section 9.8(c) of this Bidder's Statement.

8 TAX CONSIDERATIONS

8.1 INTRODUCTION

The following is a general description of the Australian income and capital gains tax consequences to ABC shareholders of the acceptance of the Offer. The comments set out below are relevant only to those ABC shareholders who hold their ABC Shares as capital assets for the purpose of investment. If you trade in shares or otherwise hold your shares on revenue account you will need to get independent professional advice.

The following summary is intended only for ABC shareholders resident in Australia for income tax purposes. ABC shareholders who are not resident in Australia for tax purposes should take into account the tax consequences under the laws of their country of residence, as well as under Australian law, of acceptance of the Offer. Furthermore, this summary is not intended for ABC shareholders who acquired their shares in respect of their (or an associate's) employment at ABC (or an associated company) or by exercising a right to a share acquired in respect of their (or an associate's) employment at ABC (or an associated company).

The following description is based upon the law in effect at the date of this Bidder's Statement, but it is not intended to be an authoritative or complete statement of the law applicable to the particular circumstances of every ABC shareholder. ABC shareholders should seek independent professional advice in relation to their own particular circumstances.

8.2 CAPITAL GAIN OR LOSS ON DISPOSAL OF ABC SHARES

The sale of your ABC Shares pursuant to the Offer will involve the disposal by you of your ABC Shares by way of transfer to Boral. This change in the ownership of your ABC Shares will constitute a CGT event for Australian capital gains tax purposes. The date of disposal for capital gains tax purposes will generally be the date that you accept the Offer. If, for any reason the Offer does not proceed, no disposal will occur and no capital gains tax implications should arise.

If you are an Australian resident you may make a capital gain or a capital loss from the disposal of your ABC Shares. These amounts will be relevant in determining whether you have a net capital gain to include in your assessable income for the year.

In general, capital gains and capital losses are firstly aggregated to determine whether there is a net capital gain, which is calculated after taking into account any discount capital gains or other concessions in respect of the capital gains. The remaining net capital gain is included in assessable income. A net capital loss may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

8 TAX CONSIDERATIONS

Capital Gain

If the capital proceeds from the disposal of your ABC Shares are more than the cost base (or in some cases, the indexed cost base) of those shares a capital gain would arise.

The capital proceeds of the CGT event will be the cash received by you in respect of the disposal of your ABC Shares.

The cost base of your ABC Shares will generally be their cost of acquisition plus any incidental costs of acquisition (such as brokerage and stamp duty).

If the ABC Shares were acquired at or before 11.45am on 21 September 1999, an ABC shareholder *who is an individual, a complying superannuation entity or the trustee of a trust may elect to adjust the* cost base of the ABC Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the ABC Shares were acquired until the quarter ended 30 September 1999. ABC shareholders which are companies will be entitled to include that indexation adjustment without making an election if their ABC Shares were acquired at or before 11.45am on 21 September 1999.

Indexation adjustments are taken into account only for the purposes of calculating a capital gain.

ABC shareholders who are individuals, complying superannuation entities or certain trustees and who do not or cannot elect to adjust their cost base for indexation (as outlined above) can discount the amount of the capital gain in respect of the disposal of the ABC Shares if they acquired their ABC Shares at least 12 months before the date of disposal (referred to as the **"CGT Discount"**). The CGT Discount is applied only after any available capital losses have been applied to the capital gain. For *individuals and trustees the discount rate is 50% and for complying superannuation entities the discount* rate is 33%.

ABC shareholders which are companies do not qualify for a CGT Discount.

Capital Loss

If the capital proceeds are less than the reduced cost base of your ABC Shares, a capital loss would arise. *Generally, the reduced cost base of your ABC Shares is the cost base (discussed above)* without any adjustment for indexation. The CGT Discount does not apply to capital losses.

9 ADDITIONAL INFORMATION

9.1 ABC SECURITIES ON ISSUE

Based on documents lodged by ABC with ASX, the total number of securities in each class in ABC at the date of this Bidder's Statement is as follows:

CLASS	NUMBER
ABC Shares	541,861,007

9.2 INTERESTS OF BORAL

(a) RELEVANT INTERESTS IN ABC SECURITIES

As at the date of the Offer, Boral had a relevant interest in 107,830,340 ABC Shares (representing 19.9% of the issued capital of ABC).

(b) VOTING POWER IN ABC

As at the date of the Offer, the voting power of Boral in ABC was 19.9%.

9.3 SUBSTANTIAL SHAREHOLDERS

As at the date of this Bidder's Statement, the substantial shareholders in ABC (other than Boral) are set out in the table below. The voting power of each of those substantial shareholders, and the number of ABC Shares representing that voting power is as follows:

SUBSTANTIAL SHAREHOLDER	NUMBER OF ABC SHARES	VOTING POWER
RMC Group	80,940,316	14.9%[7]
Barro Properties Pty Ltd	54,178,090	10.0%[8]

[7] Based on the notice of change of interests of substantial shareholder announced to the ASX on behalf of RMC Group on 31 December 2003.

[8] Based on shareholder information in ABC's last annual report.

9.4 DEALING IN PRIOR 4 MONTHS

Except as set out in section 9.6 of this Bidder's Statement, neither Boral nor any associate of Boral has provided or agreed to provide consideration for any ABC Shares under a purchase or agreement during the 4 months before the date of the Offer.

9.5 NO COLLATERAL BENEFITS

Except as set out in section 9.6 of this Bidder's Statement, neither Boral nor any associate of Boral gave or offered to give or agreed to give a benefit to another person during the period of 4 months before the date of the Offer where the benefit was likely to induce the other person, or an associate of that person, to:

(a) accept any Offer; or

(b) dispose of ABC Shares,

which benefit is not offered to all holders of ABC Shares under the Offer.

9.6 PURCHASE BY BORAL OF 19.9% OF ABC

On 16 December 2003, Boral entered into an agreement for the purchase by Boral of 107,830,340 ABC Shares from RMC Group for a consideration of $1.55 per ABC Share. That agreement was completed on 19 December 2003 by RMC Group delivering a transfer of those shares to Boral and Boral paying to RMC Group the purchase price for those shares of $167,137,027.

9.7 ASIC MODIFICATIONS TO AND EXEMPTIONS FROM THE CORPORATIONS ACT

ASIC has modified the Corporations Act with the effect that RMC Group is not an associate of Boral merely because Boral and RMC Group entered into the agreement described in section 9.6 of this Bidder's Statement.

9.8 ADDITIONAL INFORMATION ABOUT CERTAIN CONDITIONS

(a) AUSTRALIAN COMPETITION AND CONSUMER COMMISSION

The Offer, and any contract resulting from acceptance of the Offer, is subject to the absence of intervention from the ACCC in relation to the Takeover Bid (section 6.4(a)(ii) of this Bidder's Statement). The Trade Practices Act 1974 (Cth) prohibits acquisitions of shares that have the effect or likely effect of substantially lessening competition in a market.

Boral is seeking ACCC clearance in relation to the Takeover Bid and has provided the ACCC with a written submission.

Boral has reviewed the areas of overlap between ABC's operations and Boral's operations to assess whether or not the acquisition of ABC Shares pursuant to the Offer will have the effect or likely effect of substantially lessening competition in any relevant market. Boral believes that clearance should be forthcoming from the ACCC.

If the ACCC does intervene in any of the ways described in the condition in section 6.4(a)(ii) of this Bidder's Statement, Boral will consider its position in the light of information then available to it and determine whether or not it will rely on the condition in section 6.4(a)(ii). Boral will issue a supplementary bidder's statement when it has made that determination. Boral's intentions in relation to selected concrete masonry assets are referred to in section 5.3(c).

(b) CONFIRMATION OF CERTAIN MATTERS

The Offer, and any contract resulting from acceptance of the Offer, is subject to ABC confirming that none of ABC or any of its subsidiaries is party to, bound by or subject to any material agreements (including any agreement in relation to lime supply, cement supply or ABC's interest in ICL or C&M Brick Pty Ltd or any of their respective assets or operations and any other material agreement concerning ABC's other assets or businesses but excluding the credit facility dated 16 June 2000 provided by RMC Group to ABC) under which any other party to the agreement could terminate, vary, amend or modify or exercise any right as a result of Boral making the Offer or acquiring ABC Shares pursuant to the Offer, or as a result of the ABC Group disposing of any asset or interest (or part thereof) or agreeing or proposing to do so (section 6.4(a)(v) of this Bidder's Statement).

Boral is concerned about material agreements, to which the ABC Group is a party, under which the other party to the agreement may exercise rights as a result of Boral making the Offer or acquiring ABC Shares pursuant to the Offer, or as a result of the ABC Group disposing of an asset or interest, the effect of which may be to reduce the value of ABC to Boral.

Boral has reviewed the public disclosures by ABC and they do not reveal that there exists any such agreement other than the credit facility dated 16 June 2000 provided by RMC Group to ABC described in section 6.4(a)(v) of the Bidder's Statement. Boral does not have the capacity itself to determine whether or not any such agreements exist or the terms of any such agreements. The ABC Group has the capacity to determine whether or not any such agreements exist and that is why this condition has been included in the Offer.

Boral will need to review any public statements made, or other information provided, by ABC in relation to this matter to determine their impact on the Offer, if any. If ABC does not provide the confirmation in the terms set out in the condition in section 6.4(a)(v) of this Bidder's Statement or makes a statement to the effect that ABC or any of its subsidiaries is party to, bound by or subject to any material agreement of the type described in section 6.4(a)(v), Boral will be entitled to rely on the condition. In those circumstances, Boral will consider its position in the light of information then available to it and determine whether or not it will rely on the condition in section 6.4(a)(v), and Boral will issue a supplementary bidder's statement when it has made that determination.

ABC has provided to Boral summaries of certain material agreements which appear to fall within the ambit of the condition in section 6.4(a)(v) and Boral can confirm that the information in those summaries will not cause Boral to rely on the condition in section 6.4(a)(v).

Following provision of those summaries, ABC provided to Boral copies of certain material agreements. Boral has not been able to fully review those agreements and consider their implications in the time available prior to the lodgement with ASIC of Boral's supplementary bidder's statement dated 20 January 2004. Boral will complete its review of those agreements as soon as it is able to do so and when it has, it will provide additional information in a further supplementary bidder's statement.

(c) MATERIAL ADVERSE CHANGE IN FINANCIAL MARKETS

The Offer, and any contract resulting from acceptance of the Offer, is subject to Boral not having received written notice from the Bank pursuant to the Facility Agreement to the effect that there has occurred a material disruption of, or material adverse change in, the financial, banking or capital markets that could reasonably be expected, in the opinion of the Bank (acting reasonably) to prevent the syndication of the Facility (section 6.4(a)(vii) of this Bidder's Statement).

This condition in the Offer reflects a similar condition in the Facility Agreement (described in section 7.3 of this Bidder's Statement). The Bank is not obliged to provide funding for the Offer to Boral if the condition in the Facility Agreement is triggered.

The condition in the Offer described above will only be triggered if Boral receives written notice from the Bank to the effect described above. Boral is not aware of any circumstance existing either at the date of this Bidder's Statement or which may occur after the date of this Bidder's Statement and in the period during which the consideration is to be paid by Boral under the Offer which would cause the Bank to give Boral such a written notice and cause the condition to be triggered.

Boral asked the Bank to provide an indication of the types of events which the Bank considers may constitute a material disruption or material adverse change of the kind described above, on which the Bank might rely to not provide funding for the Offer to Boral pursuant to the Facility Agreement. In response, the Bank has advised Boral as follows:

> In looking to rely on this condition the Bank would need to form the opinion (acting reasonably) that a "material disruption" of the financial, banking or capital markets has occurred that could reasonably be expected to prevent the syndication of the debt financing.
>
> Without limiting the generality of the condition "material disruption" in the reasonable opinion of the Bank is likely to encompass "systemic disruption event" type matters (e.g. a general moratorium on commercial banking activities in Australia, United States of America or the United Kingdom declared by the relevant central banking authority in any of those jurisdictions or a collapse of the payment system) or "regulatory" type matters (e.g. material changes to revenue law or systemic change to financial, political, economic, currency or banking conditions in Australia).
>
> Alternatively, the Bank would need to form the opinion (acting reasonably) that a "material adverse change" in the financial, banking or capital markets has occurred that could reasonably be expected to prevent the syndication of the debt financing.
>
> Without limiting the generality of the condition "material adverse change" is likely to encompass "hostilities event" type matters (e.g. war, civil unrest or a major act of terrorism or escalation of existing hostilities whether in Australia or elsewhere) or "regulatory type" matters (e.g. major changes to global banking regulation).

The Bank has advised Boral that these events are by way of example and are not to be taken to be exhaustive or limiting in any way.

In the event that the Bank notifies Boral that this condition to the funding of the Offer is triggered such that the Bank intends not to provide funding, Boral will not declare the Offer to be free from the condition in section 6.4(a)(vii) of this Bidder's Statement unless it has obtained alternative funding for the Offer and issued a supplementary bidder's statement in relation to that alternative funding.

9.9 BORAL DIRECTOR SHAREHOLDINGS IN ABC

The directors of Boral do not own any shares in ABC other than for 102,231 ABC Shares held by Pearse Nominees (NSW) Pty Ltd which is controlled by Rod Pearse. Rod Pearse has advised Boral that Pearse Nominees (NSW) Pty Ltd intends to accept the Offer and to donate to charity any after tax capital gain it obtains above $1.14 per ABC Share, which was the closing price of ABC Shares on the day before the Announcement Date.

9.10 ANNOUNCEMENTS IN RELATION TO THE OFFER

Annexure A includes the texts of the announcements by:

- Boral, RMC Group and ABC, in relation to the proposed Offer, made to ASX on the Announcement Date;
- ABC in relation to refinancing the RMC loan facility and the sale by RMC Group of a further 20% interest in ABC Shares; and
- Boral and ABC in relation to the Offer being increased to $1.60 per ABC Share if Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional and the recommendation to accept the Offer by the Independent Directors of ABC.

9.11 ABC'S ASX DISCLOSURES

ABC's latest annual report is for the year ended 31 December 2002. A description of each announcement made by ABC to ASX since 31 December 2002 is set out in Annexure B. The text of the following announcements by ABC to ASX is set out in Annexure C:

(a) ABC's results for the half year ended 30 June 2003, released to ASX on 20 August 2003; and

(b) ABC's 2003 full year outlook released to ASX on 21 August 2003.

9.12 CONSENTS

(a) CONSENT OF BANK

This Bidder's Statement contains statements made by, or statements based on statements made by, the Bank. The Bank has consented to the inclusion in this Bidder's Statement of:

(i) each statement it has made; and

(ii) each statement which is based on a statement it has made,

in the form and context in which the statements are included and has not withdrawn that consent.

(b) CONSENT OF ROD PEARSE

This Bidder's Statement contains statements made by, or statements based on statements made by, Rod Pearse. Rod Pearse has consented to the inclusion in this Bidder's Statement of:

(i) each statement he has made; and

(ii) each statement which is based on a statement he has made,

in the form and context in which the statements are included and has not withdrawn that consent.

9 ADDITIONAL INFORMATION

9.13 AGREEMENT TO CO-OPERATE BETWEEN BORAL AND ABC

(a) PROVISION OF INFORMATION AND ASSISTANCE

ABC has agreed to provide Boral with certain information and assistance relevant to the conditions in sections 6.4(a)(i), (ii) and (v) of this Bidder's Statement as follows:

(i) ABC will provide Boral with certain information about material agreements referred to in section 6.4(a)(v) of this Bidder's Statement. This information will assist Boral to determine the extent to which there exists material agreements, to which the ABC Group is a party, under which the other party to the agreement may exercise rights as a result of Boral making the Offer or acquiring ABC Shares pursuant to the Offer, or as a result of the ABC Group disposing of any asset or interest (or part thereof) or agreeing or proposing to do so, the effect of which may be to reduce the value of ABC to Boral;

(ii) ABC will provide Boral with certain assistance in regard to the ACCC and to assist Boral in assessing how to implement its intentions described in the fourth dot point in section 5.3(c) of this Bidder's Statement and in assessing the value impact of the disposal of any of ABC Group's concrete masonry assets in South Australia, Victoria or New South Wales; and

(iii) ABC will use its reasonable endeavours to assist Boral to obtain acceptances of the Offer so as to fulfil the minimum acceptance condition set out in section 6.4(a)(i) of this Bidder's Statement.

(b) NO SOLICITATION

ABC has agreed that between 7 January 2004 and 7 May 2004 (or the close of the Offer, if earlier), it will not solicit, encourage or invite any discussions or proposals, or initiate or continue any discussions or negotiations, disclose any information or enter into any agreement, arrangement or understanding, in relation to, or which may reasonably be expected to lead to, a proposal or offer by a third party to acquire a relevant interest in more than 5% of ABC, an interest in all or a substantial part of the business or assets of ABC or otherwise acquire control of or merge with ABC or under which ABC would issue a material amount of its share capital or effect any reorganisation, recapitalisation or dissolution (a **"Third Party Proposal"**), nor will ABC approve, recommend or endorse a Third Party Proposal. ABC will promptly advise Boral of any approach, enquiry or proposal made to ABC, any attempt to initiate negotiations or discussions with ABC or any requests for information relating to ABC or its businesses or operations which relates or may relate to a Third Party Proposal including the identity of the third party making the approach or request and the terms of any proposal put to ABC.

If ABC receives an unsolicited Third Party Proposal and the board of directors of ABC acting in good faith receives written advice from its external lawyers that failing to respond to the Third Party Proposal would constitute a breach of their fiduciary or statutory obligations, then ABC may respond to the Third Party Proposal.

ABC will not pursue any Third Party Proposal unless ABC has given Boral the opportunity to make a counterproposal, offer or transaction which provides financial benefits to ABC shareholders which are at least equal to such Third Party Proposal and Boral has not taken that opportunity.

9.14 INFORMATION PROVIDED TO BORAL

Boral has been provided certain limited information by ABC prior to the date of this Bidder's Statement which is information concerning ABC which has not been previously disclosed in detail or generally to ABC shareholders. The information was of a nature which confirmed publicly available information or was provided as described in section 9.13(a) above and Boral did not seek to validate the information. Other than as disclosed in this Bidder's Statement, none of the information provided is of such a nature or character that, if the information were generally available, a reasonable person would expect it to have a material effect on the price or value of ABC Shares or that it would be material to the making of a decision by an ABC shareholder whether or not to accept the Offer. However, the fact that ABC provided such information may itself be regarded as information which is material to a decision whether or not to accept the Offer.

9.15 NO OTHER MATERIAL INFORMATION

There is no other information which:

(a) is material to the making of the decision by a person to whom this Offer is made whether or not to accept an Offer;

(b) is known to Boral; and

(c) has not previously been disclosed to the holders of ABC Shares,

other than as disclosed in this Bidder's Statement (including the Annexures).

10 DEFINED TERMS AND INTERPRETATION

10.1 DEFINED TERMS

In this Bidder's Statement the following words have these meanings unless the contrary intention or the context otherwise requires:

"ABC" means Adelaide Brighton Limited, ABN 15 007 596 018.

"ABC Group" means ABC and each of its subsidiaries.

"ABC Shares" means fully paid ordinary shares in the capital of ABC and all Rights attaching to them.

"ACCC" means the Australian Competition and Consumer Commission.

"Acceptance Form" means the acceptance and transfer form enclosed with this Bidder's Statement which forms part of the Offer.

"Announcement Date" means 16 December 2003.

"ASIC" means the Australian Securities and Investments Commission.

"ASX" means Australian Stock Exchange Limited.

"Bank" means National Australia Bank Limited.

"Barro" means Barro Group Pty Ltd.

"Bidder's Statement" means this Bidder's Statement in respect of the Offer given by Boral pursuant to part 6.5 of the Corporations Act and in compliance with the requirements of section 636 and 637 of the Corporations Act.

"Boral" means Boral Limited, ABN 13 008 421 761.

"Boral Group" means Boral and each of its subsidiaries.

"Broker" means a member organisation admitted to participate in the CHESS under Rule 2.1.1 of the SCH Business Rules.

"CGT" means capital gains tax.

"CHESS" means Clearing House Electronic Subregister System, which provides for the electronic transfer of securities in Australia.

"CHESS Holding" has the meaning set out in the SCH Business Rules.

"Controlling Participant" means the Broker or Non-Broker Participant who is designated as the controlling participant for shares in a CHESS Holding in accordance with the SCH Business Rules.

"Corporations Act" means the Corporations Act 2001 (Cth).

"EBITA" means earnings before interest, taxes and amortisation.

"EBITDA" means earnings before interest, taxes, depreciation and amortisation.

"Facility" means the loan facility provided under the Facility Agreement.

"Facility Agreement" means the agreement between the Bank and Boral dated 16 December 2003, as referred to in section 7, for the provision of funds including a loan facility to Boral for the acquisition of shares in ABC and a separate tranche to cover the refinancing of the existing debt owed by ABC to RMC Group.

"ICL" means Independent Cement and Lime Pty Ltd.

"Independent Directors of ABC" means Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking.

"Issuer Sponsored Holding" means a holding of ABC Shares on ABC's issuer sponsored sub-register.

"Listing Rules" means the official listing rules of ASX.

"Non-Broker Participant" means an entity admitted to participate in CHESS under Rule 2.3.1, 2.3.2 or 2.4.1 of the SCH Business Rules.

"Offer" means the offer by Boral to acquire ABC Shares set out in section 6 of this Bidder's Statement.

"Offer Period" means the period or extended period during which the Offer is to remain open in accordance with section 6.5 of this Bidder's Statement.

"person" means an incorporated or unincorporated body or association as well as a natural person.

"Prescribed Occurrence" means any of the following events occurs:

(a) ABC converts all or any of its shares into a larger or smaller number of shares;

(b) ABC or a subsidiary of ABC resolves to reduce its share capital in any way;

(c) ABC or a subsidiary of ABC:

(i) enters into a buy-back agreement; or

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or section 257D(1) of the Corporations Act;

(d) ABC or a subsidiary of ABC issues shares, or grants an option over its shares or agrees to make such an issue or grant such an option;

(e) ABC or a subsidiary of ABC issues, or agrees to issue, convertible notes;

(f) ABC or a subsidiary of ABC disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;

(g) ABC or a subsidiary of ABC charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) ABC or a subsidiary of ABC resolves that it be wound up;

(i) the appointment of a liquidator or provisional liquidator of ABC or of a subsidiary of ABC;

(j) the making of an order by a court for the winding up of ABC or of a subsidiary of ABC;

(k) an administrator of ABC, or of a subsidiary of ABC, being appointed under section 436A, 436B or 436C of the Corporations Act;

(l) ABC or a subsidiary of ABC executing a deed of company arrangement; or

(m) the appointment of a receiver, or a receiver and manager, in relation to the whole, or a substantial part, of the property of ABC or of a subsidiary of ABC.

"Public Authority" means any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including any self-regulatory organisation established under statute or any stock exchange.

"Register Date" means the date set by Boral under section 633(2) of the Corporations Act and notified to ASX under section 633(4) of the Corporations Act.

10 DEFINED TERMS AND INTERPRETATION

"Rights" means all accretions and rights attaching to or arising from ABC Shares on or after the Announcement Date including, without limiting the generality of the foregoing, all rights to receive dividends, bonuses or other share of ABC's profits and assets as well as all rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid or issued by ABC on or after the Announcement Date.

"RMC Group" means RMC Group p.l.c. or its subsidiary, Rugby Holdings Limited.

"SCH" means the securities clearing house which administers the CHESS system in Australia.

"SCH Business Rules" means the rules of SCH from time to time.

"Takeover Bid" means an off-market takeover bid for ABC Shares made by Boral in accordance with the Offers pursuant to chapter 6 of the Corporations Act.

"Takeover Transferee Holding" has the meaning set out in the SCH Business Rules.

"Third Party Proposal" has the meaning given in section 9.13(b).

"Transferred Shares" has the meaning given in section 6.10(b).

"your ABC Shares" means all of the ABC Shares the subject of the Offer in respect of which you are registered as holder as at 10.00am (AEST time) on the Register Date.

10.2 INTERPRETATION

(a) Terms used in this Bidder's Statement have the meaning (if any) given to them in chapter 6 of the Corporations Act or the SCH Business Rules unless that meaning is inconsistent with the context in which the term is used.

(b) In this Bidder's Statement:

(i) headings are for convenience only and do not affect the meaning of the paragraphs they introduce;

and unless the context otherwise requires:

(ii) the singular includes the plural and vice versa;

(iii) words importing any gender include any other genders;

(iv) references to persons include corporations;

(v) appendices and annexures to this Bidder's Statement form part of this Bidder's Statement;

(vi) references to sections, annexures, appendices or paragraphs are to sections, annexures, appendices or paragraphs in this Bidder's Statement;

(vii) references to "dollar" or "$" are references to Australian currency; and

(viii) the expression "Boral obtains a relevant interest in at least 90% of ABC Shares and the Offer becomes unconditional" means that:

A during or at the end of the Offer Period, Boral and its associates have relevant interests in that number of ABC Shares which is equal to at least 90% of the number of ABC Shares then on issue; and

B Boral has declared all Offers to be free from the conditions in section 6.4(a) of this Bidder's Statement in accordance with, and before the date applicable under, section 650F(1) of the Corporations Act or such conditions have otherwise been fulfilled at the end of the Offer Period.

(c) To the extent permissible under applicable law, this Bidder's Statement and the Offer are governed by Australian law.

11 APPROVAL OF BIDDER'S STATEMENT

This Bidder's Statement has been approved by a resolution passed by the directors of the bidder.

Dated: *23 January 2004*

Signed on behalf of Boral Limited ABN 13 008 421 761

by Rod Pearse, director, who is authorised to sign this

Bidder's Statement following a resolution of the directors of Boral Limited

Rod Pearse, Director

ANNEXURE A

CERTAIN ANNOUNCEMENTS BY BORAL, RMC GROUP AND ABC

BORAL

MEDIA RELEASE

16 December 2003

Boral to make takeover bid for Adelaide Brighton

Boral Limited ("Boral") announced today that it intends to make an off-market takeover offer to acquire all of the ordinary shares in Adelaide Brighton Limited ("Adelaide Brighton") that it does not already own. The offer price is a cash consideration of $1.55 per share, which capitalises Adelaide Brighton at $840 million.

Boral today acquired 107.8 million Adelaide Brighton shares from Adelaide Brighton's major shareholder, RMC Group plc (the UK listed company), providing Boral with a shareholding of 19.9% in Adelaide Brighton. The holding in Adelaide Brighton that Boral has acquired is considered a long term investment.

Boral's proposal will provide substantial value to the shareholders in Adelaide Brighton, with the consideration of $1.55 representing:

- A 36.0% premium to the closing share price of Adelaide Brighton on 15 December 2003
- A 29.1% premium to the 1 month volume weighted average price of Adelaide Brighton shares up to and including 15 December 2003.

The consideration of $1.55 represents:

- An enterprise value to EBITDA multiple of 8.7 times Adelaide Brighton's EBITDA for the year ended 31 December 2002[1]
- An enterprise value to EBITA multiple of 11.6 times Adelaide Brighton's EBITA for the year ended 31 December 2002[2].

Boral is a major supplier of building and construction materials throughout Australia, with sales revenue of A$3.8 billion (year ended 30 June 2003) and employs more than 12,500 people across its global operations. In Australia, Boral's leading positions in construction materials include quarry products and concrete in all States and Territories, cement and lime operations in NSW and Victoria, and a 50% interest in Sunstate Cement (the other 50% interest is held by Adelaide Brighton). Sunstate Cement operates a clinker grinding facility and distributes cement in Queensland. Boral's wide range of clay and concrete building products includes concrete masonry products manufactured in all of the mainland States.

Adelaide Brighton produces cement in South Australia and Western Australia and lime in Western Australia. Independent Cement and Lime, 50% owned by Adelaide Brighton, purchases cement from Adelaide Brighton and is a major distributor of cement in Victoria and to a lesser extent, NSW. As mentioned above, Adelaide Brighton owns 50% of Sunstate Cement, the Queensland clinker grinder and cement distributor. Adelaide Brighton also has downstream concrete operations with relatively small market shares in Victoria, NSW and Queensland and concrete masonry operations in Victoria, NSW and

1. Based on capitalisation of Adelaide Brighton at the offer price of $839.9m, net debt at 30 June 2003 of $184.9m and EBITDA to 31 December 2002 of $117.7m
2. Based on capitalisation of Adelaide Brighton at the offer price of $839.9m, net debt at 30 June 2003 of $184.9m and EBITA to 31 December 2002 of $88.4m

South Australia through C&M Brick. Adelaide Brighton had sales of approximately A$500 million for the year ended December 2002. It currently employs approximately 1,400 people.

Rod Pearse, Managing Director of Boral, said today: "The proposed acquisition of Adelaide Brighton is consistent with Boral's 'perform and grow' strategy under which we have focused on lifting underlying performance and growing around our core building and construction materials assets in Australia and offshore."

Mr Pearse said: "The acquisition of Adelaide Brighton would extend Boral's geographic presence in Australia, providing Boral with increased exposure to the Australian cement industry. It would allow us to consolidate our Queensland position and would provide us with a presence in the Western Australian, South Australian and Northern Territory cement markets, where we are currently unrepresented."

"Boral has a strong position in the NSW and Victorian lime markets where we supply the steel sector and other markets. The acquisition of Adelaide Brighton would deliver Boral a substantial increase in the national scope of our lime business and, in particular, exposure to the Western Australian lime market. There are no meaningful geographic overlaps between Boral's and Adelaide Brighton's lime operations," said Mr Pearse.

"The acquisition of Adelaide Brighton would provide Boral with additional long-term and value-adding assets, benefits of scale and an enhanced national presence. Together with existing logistics and distribution capabilities, the acquisition would enhance Boral's ability to compete effectively in Australian cement markets with suppliers from Asia. Surplus capacity in South-East Asia is a number of times greater than the total Australian market," concluded Mr Pearse.

There are competition law considerations and Boral's takeover offer for Adelaide Brighton is conditional on these being satisfactorily resolved.

Boral has arranged additional debt facilities to fund the proposed acquisition of Adelaide Brighton.

Boral's offer is subject to a number of conditions, which are set out in full in Appendix 1 to this announcement, including:

- Boral acquiring at least 90% of the Adelaide Brighton shares on issue;
- The ACCC not objecting to the offer being made or taking steps to restrain Boral making the offer;
- No event, change or condition which has had, or is reasonably likely to have a material adverse effect on the Adelaide Brighton group;
- No acquisitions or divestments for an amount over A$5m being made or announced by Adelaide Brighton;
- Adelaide Brighton not declaring or paying any dividend.

Appendix 1

(i) Minimum acceptance condition

That during or at the end of the Offer Period, Boral and its associates have relevant interests in that number of Adelaide Brighton Shares which is equal to at least 90% of the number of Adelaide Brighton Shares then on issue.

(ii) ACCC

That between the date of the announcement of the Offer and the end of the Offer Period, none of the following events have occurred:

A. Boral being notified by the ACCC that it objects to the Offer being made; or
B. Boral being notified by the ACCC that it does not object to the Offer being made on conditions imposed by the ACCC; or
C. the ACCC taking steps or threatening to take steps to restrain Boral from making the Offer or acquiring Adelaide Brighton Shares pursuant to the Offer.

(iii) No restraining orders

That between the date of the announcement of the Offer and the end of the Offer Period:

A. there is not in effect any preliminary or final decision, order or decree issued by a Public Authority; or
B. no application is made to any Public Authority (other than by any member of the Boral group), or action or investigation is announced, threatened or commenced by a Public Authority

in consequence of or in connection with the Offer (other than a determination by ASIC or the Takeovers Panel in exercise of the powers and discretions conferred by the Corporations Act), which restrains or prohibits (or if granted could restrain or prohibit), or otherwise materially adversely impacts upon, the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to conditions or not) or the rights of Boral in respect of Adelaide Brighton and the Adelaide Brighton Shares to be acquired under the Offer, or requires the divestiture by Boral of any Adelaide Brighton Shares, or the divestiture of any assets of the Adelaide Brighton group or of the Boral group or otherwise.

(iv) Material adverse change to Adelaide Brighton

Before the end of the Offer Period there not having occurred, been announced or becoming known to Boral (whether or not becoming public) any event, change or condition which has had, or is reasonably likely to have, a material adverse effect on the operations, assets or liabilities, material contracts (taken as a whole), business or condition (financial or otherwise), profitability or prospects of the Adelaide Brighton group (taken as a whole) since 30 June 2003 (except for any event, change or condition that may arise as a consequence of the announcement or consummation of the Offer), including where it becomes known to Boral that information publicly filed by Adelaide Brighton or any of its subsidiaries, is or is likely to be incomplete, incorrect or untrue or misleading.

(v) Confirmation of certain matters

Before the end of the Offer Period, either an announcement by Adelaide Brighton to ASX or the target's statement by Adelaide Brighton in response to the Offer contains a statement, expressed to be made with the approval of the directors of Adelaide Brighton, which confirms that, after due enquiry, none of Adelaide Brighton or any of its subsidiaries is party to, bound by or subject to any material agreement (including any agreement in relation to lime supply, cement supply or Adelaide Brighton's interest in Independent Cement and Lime Pty Ltd or C&M Brick Pty Ltd or any of their respective assets or operations and any other material agreement concerning Adelaide Brighton's other assets or businesses but excluding the credit facility dated 16

15 December 2003

FOR IMMEDIATE RELEASE

RMC Group p.l.c. - disposal of shares in Adelaide Brighton

RMC Group p.l.c. announces that it has today sold 107.8m shares in Adelaide Brighton Limited, representing 19.9% of the issued share capital of ABL, to Boral Ltd for a cash consideration of A$1.55 per ABL share, a premium of 36% over the closing share price of ABL on 15 December, 2003 of A$1.14. RMC will receive total cash proceeds of approximately A$167m (GBP71m). RMC intends to use the proceeds to pay down debt. Following this disposal, RMC now holds approximately 189.3m shares in ABL, representing 34.9% of the issued share capital of ABL. RMC intends to sell the remainder of its stake in ABL.

Boral has also announced its intention to make a takeover offer for all the outstanding shares in ABL for a cash consideration of A$1.55 per ABL share, subject to the terms and conditions outlined in its announcement to the Australian Stock Exchange.

For financial reporting purposes, RMC will deconsolidate ABL from RMC financial statements. RMC currently provides to ABL a credit facility, the outstanding balance of which as of 30 June, 2003 was A$250.9m (GBP102.0m). The facility will be refinanced by ABL in due course. The estimated pre-tax profit on disposal of the 107.8m shares (pre-goodwill) will be GBP38.5m. However, after allowing for attributable goodwill of GBP47.4m, this disposal will result in a loss of GBP8.9m for the year ending 31 December, 2003.

Commenting, Sir John Parker, RMC Group Chairman, said:
"This disposal of our shares is consistent with the Group's strategy of focusing on our core markets of Great Britain, Continental Europe and the USA. This is another important step in the reshaping of the RMC Group and also further underpins the strength of the Group's balance sheet. This disposal provides RMC shareholders with an attractive premium for part of their interest in ABL. We will look to maximise the value of our remaining stake."

Adelaide Brighton produces cement and lime in South Australia, Western Australia and the Northern Territories, together with cement operations in Victoria, New South Wales and a joint venture with Boral in Queensland. Adelaide Brighton also has downstream concrete operations and concrete masonry operations. It currently employs approximately 1,400 people. At 30 June, 2003, ABL had net assets of A$552m (GBP234m). For the year ended 31 December, 2002, ABL's profit before tax was A$66.9m (GBP28.4m).

UBS acted as financial adviser to RMC on this transaction.

Enquiries

RMC Investor Relations	Gary Rawlinson	01932 583067
RMC Media Relations	Tim Stokes	01932 583215

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Adelaide Brighton Ltd
ACN 007 596 018

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

16 December 2003

ASX & Media Release

In Response to Unsolicited Takeover Offer

Adelaide Brighton Independent Directors advise shareholders to take no action

Adelaide Brighton Ltd ("Adelaide Brighton") has noted the announcement by Boral Limited ("Boral") of its intention to make a conditional offer for the shares in Adelaide Brighton for cash consideration of $1.55 per share.

Your independent directors have not received the formal offer documentation at this stage and will provide a recommendation to shareholders once they have received and considered those details.

In the meantime, shareholders are advised to **TAKE NO ACTION**.

Adelaide Brighton has appointed Caliburn Partnership as financial adviser and Freehills as legal adviser in relation to this matter.

We will keep shareholders informed of any material developments.

Mark Chellew
Managing Director

For further information:

Ms Luba Przedworski
Group Corporate Affairs Adviser
Telephone 08 8223 8005 or 0418 535 636

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Adelaide Brighton Ltd
ACN 007 596 018

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

18 December 2003

ASX & Media Release

ADELAIDE BRIGHTON ANNOUNCES INTENTION TO REFINANCE RMC LOAN FACILITY

The Company refers to the announcements made on 16 December 2003 regarding the unsolicited takeover bid announced by Boral Limited and the sale of 107.8m shares in Adelaide Brighton Limited (Adelaide Brighton) by RMC Group Plc (RMC) to Boral Limited.

RMC has announced that, following that disposal, it holds approximately 34.9% of the issued shares in Adelaide Brighton and has announced its intention to sell the remainder of its stake.

Adelaide Brighton today announces it is in discussions with RMC on a refinancing of the loan facility provided by RMC.

RMC has offered technical assistance to Adelaide Brighton to refinance the facility in the open market. Adelaide Brighton intends to run a managed process to refinance these loans with external bank debt. Adelaide Brighton will update the market on the refinancing in accordance with its continuous disclosure obligations.

Shareholders continue to be advised to take no action with regard to the takeover offer by Boral Limited.

M. Chellew

Mark Chellew
Managing Director

For further information:

Ms Luba Przedworski
Group Corporate Affairs Adviser
Telephone 08 8223 8005 or 0418 535 636

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Adelaide Brighton Ltd
ACN 007 596 018

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

23 December 2003

Update on refinancing of RMC facility

The Company refers to the announcement made on 18 December 2003.

On the weekend, the Company received a notice from RMC Group p.l.c. formalising a request to arrange for the repayment of the facility within the 90 day period specified within the facility.

The Company has begun discussions with various banks and is confident of meeting that timing. RMC Group p.l.c. continues to assist the Company in the refinancing process.

M. Chellew

Mark Chellew
Managing Director

For further information: Ms Luba Przedworski
Group Corporate Affairs Adviser
Telephone 08 8223 8005 or 0418 535 636

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Adelaide Brighton Ltd
ACN 007 596 018

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

23 December 2003

Adelaide Brighton advised that RMC Group p.l.c has sold further shares

Adelaide Brighton Ltd has been advised that RMC Group p.l.c has sold a further 20% interest in Adelaide Brighton at $1.40 per share.

At this time Adelaide Brighton has not received any substantial shareholder notices associated with this transaction but has been informed that the shares have been placed with a range of institutional investors.

It is understood that RMC Group p.l.c now holds approximately 14.9% of Adelaide Brighton.

M. Chellew

Mark Chellew
Managing Director

For further information: Ms Luba Przedworski
Group Corporate Affairs Adviser
Telephone 08 8223 8005 or 0418 535 636

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

7 January 2004

The Manager, Listings
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

We enclose a copy of a Media Release titled "**Acceptance of Boral's takeover bid to be recommended by Independent Directors of Adelaide Brighton**" which is being issued today.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

7 January 2004

Acceptance of Boral's takeover bid to be recommended by Independent Directors of Adelaide Brighton

Boral Limited ("Boral") announced today that the cash consideration under its off-market takeover offer for Adelaide Brighton Limited ("Adelaide Brighton") of $1.55 per Adelaide Brighton share will be increased by 5c to $1.60 per share in the event that Boral obtains a relevant interest in at least 90% of the Adelaide Brighton shares on issue and the offer becomes unconditional.

The Independent Directors of Adelaide Brighton (being Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking) have advised they will unanimously recommend that its shareholders accept Boral's offer, in the absence of a superior offer, and that the Independent Directors of Adelaide Brighton intend to accept the offer in respect of their personal shareholdings, in the absence of a superior offer.

Rod Pearse, Managing Director of Boral, said today: "It is pleasing to have secured the recommendation and support of the Independent Directors of Adelaide Brighton for Boral's proposal. It is now in the interest of all Adelaide Brighton shareholders to ensure that Boral acquires a relevant interest of at least 90% in Adelaide Brighton, in order that they have the opportunity to benefit from the higher cash consideration."

Boral's offer will provide substantial value to the shareholders in Adelaide Brighton, with the maximum consideration of $1.60 representing:

- A 40.4% premium to the closing price of Adelaide Brighton on 15 December 2003
- A 33.2% premium to the 1 month volume-weighted average price of Adelaide Brighton shares up to and including 15 December 2003.

Mr Pearse said: "The acquisition would provide Boral with additional long-term and value-adding assets, benefits of scale and an enhanced national presence, and is consistent with Boral's 'perform and grow' strategy. At the maximum consideration of $1.60 the acquisition is expected to be earnings per share accretive in the first full financial year after the acquisition."

Adelaide Brighton has also agreed with Boral to provide certain information and assistance in relation to the offer and has entered into a non-solicitation agreement.

Boral's offer remains subject to all conditions set out in Section 6.4(a) of Boral's Bidder's Statement dated 23 December 2003. In particular, there are competition law considerations and Boral's takeover offer for Adelaide Brighton remains conditional on these being satisfactorily resolved.

Boral's replacement Bidder's Statement and Adelaide Brighton's Target's Statement are expected to be despatched to Adelaide Brighton shareholders during January.

Contact details:

Rod Pearse
CEO and Managing Director,
Boral Limited
Telephone 02 9220 6490

Investor Enquiries:
Ken Barton
Chief Financial Officer,
Boral Limited
Telephone 02 9220 6385

Media and Investor Enquiries:
Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations,
Boral Limited
Telephone 02 9220 6390 or 0401 895 894

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Adelaide Brighton Ltd
ACN 007 596 018

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

7 January 2004

ASX AND MEDIA RELEASE

Independent Directors of Adelaide Brighton recommend acceptance of increased offer by Boral, in the absence of a superior proposal

Adelaide Brighton Ltd (Adelaide Brighton) announced today that it has reached agreement with Boral Limited (Boral) whereby Boral has agreed to increase the value of its offer for Adelaide Brighton shares by 5 cents to $1.60 per Adelaide Brighton share upon obtaining a relevant interest in at least 90% of the shares in Adelaide Brighton and Boral's offer becoming unconditional.

The Independent Directors of Adelaide Brighton (being Malcolm Kinnaird AO (Chairman), Chris Harris, Mark Chellew (Managing Director) and Les Hosking) also announced today that they intend to unanimously recommend acceptance of Boral's offer, in the absence of a superior offer. All Independent Directors intend accepting Boral's offer in respect of their personal shareholdings, in the absence of a superior offer.

Boral's increased offer represents a significant premium to Adelaide Brighton's recent trading price and is above the highest price that Adelaide Brighton shares have traded at since the company's restructuring in March 1999.

The increased offer capitalises Adelaide Brighton at $867m and represents a premium of:

- 40.4% to the closing price of Adelaide Brighton shares on 15 December 2003, the day before the announcement of the offer by Boral; and
- 33.2% to the volume weighted average trading price of Adelaide Brighton shares for the month ending on 15 December 2003.

Adelaide Brighton has also agreed with Boral to provide certain information and assistance in relation to the offer and has entered into a non-solicitation agreement.

The Chairman of Adelaide Brighton, Mr Malcolm Kinnaird AO said:

"The Independent Directors of Adelaide Brighton and our advisers have negotiated an improved offer which we believe is in the best interests of Adelaide Brighton's shareholders, in the absence of a superior offer."

Mr Mark Chellew, Managing Director of Adelaide Brighton, said:

"Boral's offer recognises the growth that Adelaide Brighton's Board and management has achieved in the last few years for our shareholders. It confirms the soundness and success of our corporate strategy and its implementation. The increased offer provides a good result for our shareholders."

The Target's Statement is expected to be despatched to shareholders later in January.

Adelaide Brighton is being advised by Caliburn Partnership as financial adviser and Freehills as legal adviser.

Mark Chellew
Managing Director

For further information: Ms Luba Przedworski
Group Corporate Affairs Adviser
Telephone 08 8223 8005 or 0418 535 636

ANNEXURE B

ASX ANNOUNCEMENTS BY ABC SINCE 31 DECEMBER 2002

DATE	ANNOUNCEMENT
9 January 2004	Letter to shareholders from ABC in relation to the recommendation to accept the Offer by the Independent Directors of ABC.
7 January 2004	Independent Directors of ABC recommendation to accept the Offer.
7 January 2004	Boral announcement in relation to the Independent Directors of ABC recommending the Offer.
7 January 2004	Announcement of a trading halt.
31 December 2003	Notice of change of interests of substantial shareholder by RMC Group.
23 December 2003	Confirmation of receipt of Boral's Bidder's Statement.
23 December 2003	Boral's Bidder's Statement.
23 December 2003	Update on refinancing of RMC facility.
23 December 2003	Notice of change of interests of substantial shareholder by RMC Group.
23 December 2003	ABC advised that RMC Group has sold further shares.
19 December 2003	Letter to shareholders regarding Boral takeover offer for ABC.
18 December 2003	Intention to refinance RMC Group loan facility.
18 December 2003	Boral has become a substantial shareholder of ABC.
16 December 2003	Independent Directors of ABC response to the off-market takeover bid by Boral.
16 December 2003	Off-market takeover offer by Boral to acquire all of the ordinary shares in ABC that it does not already own.
19 November 2003	Presentation slides for a presentation by Mark Chellew.
15 September 2003	Amended change of director's interest notice (Appendix 3Y) with respect to Mark Chellew.
12 September 2003	Change of director's interest notice (Appendix 3Y) with respect to Mark Chellew.
12 September 2003	New issue notice (Appendix 3B) in respect of 475,000 ordinary shares.
21 August 2003	2003 full year outlook.

DATE	ANNOUNCEMENT
20 August 2003	2003 results presentation in respect of ABC's results for the half year ended 30 June 2003.
20 August 2003	Half yearly report and half year accounts of ABC.
11 July 2003	Initial director's interest notice (Appendix 3X) with respect to Les Hosking.
19 June 2003	Presentation slides for a presentation by Mark Chellew with respect to acquisition of C&M Brick and Rocla Pavers and Masonry.
19 June 2003	Acquisition by ABC of 55% of C&M Brick and 100% of Rocla Pavers and Masonry.
12 June 2003	Appointment of Les Hosking as a director of ABC.
14 May 2003	Notice of the results of the annual general meeting of ABC held on 14 May 2003.
14 May 2003	Presentation slides for the ABC annual general meeting presentation.
14 May 2003	Chairman and managing director's address to shareholders of ABC at the annual general meeting.
10 April 2003	Notice of annual general meeting to be held on 14 May 2003.
10 April 2003	Notice of distribution of shareholders and top twenty largest shareholders as at 11 March 2003.
10 March 2003	Notice of appointment of Marcus Clayton as company secretary.
7 March 2003	Notice of correction of accounts as "full year", not "half year".
7 March 2003	Half year accounts.
5 March 2003	Presentation slides for the results for the year ended 31 December 2002.
5 March 2003	Preliminary final report for the year ended 31 December 2002.
29 January 2003	Fire at Birkenhead cement manufacturing operation on 25 January 2003, and, in a separate matter, resumption of gas supply to Birkenhead.

ANNEXURE C

ABC 30 JUNE 2003 HALF YEARLY RESULTS AND 2003 FULL YEAR OUTLOOK

Adelaide Brighton Ltd
ACN 007 596 018

Adelaide Brighton Ltd

Appendix 4D (rule 4.2A)

Half year ended 30 June 2003

Results for announcement to the market

Company Name:	Adelaide Brighton Ltd
ABN:	15 007 596 018
Reporting period:	Half year ended 30 June 2003
Previous corresponding period:	Half year ended 30 June 2002

				A$'000
Revenue from ordinary activities	**up**	17.4%	**to**	273,146
Profit from ordinary activities after tax attributable to members	**up**	10.9%	**to**	26,188
Net profit for the period attributable to members	**up**	10.9%	**to**	26,188

Dividends/distributions	Amount per security	Franked amount per security
Interim dividend (current reporting period)	2.75¢	60%
Interim dividend (previous corresponding period)	2.50¢	20%

Record date for determining entitlements to the interim dividend	15 September 2003

	30 June 2003	30 June 2002
Net tangible asset backing per ordinary share	$0.72	$0.68

Adelaide Brighton Ltd

Interim results summary

Half year ended 30 June 2003

FINANCIAL REVIEW

Cash Flow

Cash flow from operations for the period amounted to $50.3 million ($40.4 million pcp). Net debt has been reduced by $4.4 million from June 2002, and the Company's gearing at 30 June 2003 was 33.5%, which enabled the company to fund the July 2003 acquisition of C&M / Rocla through existing debt facilities. The abnormally high cash position at period end reflects the $47.2 million draw down from the RMC loan facility in order to allow completion of the C&M / Rocla purchase on 1 July 2003.

Net interest costs have fallen by $1.5 million compared with the first half of 2002. The reduced interest costs coupled with the improved operational performance have delivered a significantly improved interest cover of 7.7 times, compared with 5.3 times for the first half of 2002.

Dividend

An increased interim dividend of 2.75 cents has been declared (60.0% franked). This improved dividend is a further reflection of the strength of the result for the period, and confidence in the company's prospects going forward. Franking of dividends will continue to improve as the company returns to a full tax-paying status during 2004.

Capital Expenditure

Capital expenditure totalled $32.2 million ($15.8 million in the pcp). The significant increase over 2002 is due to the planned Birkenhead major upgrade and overhaul performed in May, a large part of which was deferred from 2002 due to the industrial dispute at that time. The improvement in output from the cooler upgrade and major kiln overhaul was seen in June.

In addition, the company continued its planned investments in the Hy-Tec Concrete Sydney Mascot and North Melbourne ready mixed plants and its truck replacement programme in Hy-Tec Queensland.

Tax

The result for the first half of 2003 includes a full tax expense of $12.0 million ($7.3 million pcp), an effective tax rate of 31%, which is expected to be the same for the full year. A partial tax expense was incurred in 2002 (effective rate of 24%) due to the recognition of carry forward income tax losses not previously brought to account.

The Company is still in the process of using up its carried forward tax losses but at a reduced level, and as a result the tax charge has increased at the half year. Partial tax payments commenced in 2003 and, based on latest forecasts, full tax payments will commence in 2004.

OUTLOOK

We expect that housing activity will continue at current levels throughout 2003, the engineering and non-residential demand in both public and private sectors continues to exhibit upside potential. A large number of infrastructure projects are forecast principally in NSW, Queensland and WA and this should lead to increased demand for cement and concrete in these markets. Demand from the mining and resource sectors is expected to show continued, modest growth.

Following the recovery in pricing of cement and ready mixed concrete over the last eighteen months, little potential for further price increases is anticipated this year. The strength of the Australian dollar reinforces the need for the industry to remain cost competitive and further underpins this fundamental part of the strategy of Adelaide Brighton.

M Chellew
Managing Director

20 August 2003

For further information contact: **Luba Przedworski**
Group Corporate Affairs Adviser
Mobile: 0418 535 636

Directors' report

The Directors present their report on the consolidated entity ("the Group") consisting of Adelaide Brighton Ltd ("the Company") and the entities it controlled at the end of, or during, the half-year ended 30 June 2003.

Directors

The Directors of the Company at any time during or since the end of the half-year and up to the date of this report are:

MA Kinnaird AO
CL Harris
D Barro AO
JA Brooks
MP Chellew
JD McNerney
L Hosking (appointed 10 June 2003)

Review of operations

A review of the operations of the Group during the half year ended 30 June 2003 is set out on pages 3 to 5 of this report.

Events subsequent to the end of the reporting period

Events subsequent to 30 June 2003 are reported in Note 5 of the Half Year Report.

Rounding off

The Company is of a kind referred to in ASIC Class Order 98/0100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest one thousand dollars, unless otherwise indicated.

Dated at Sydney this 20th day of August 2003.

Signed in accordance with a resolution of the Directors:

M Chellew
Managing Director

Consolidated statement of financial performance

For the half-year ended 30 June 2003

	Notes	June 2003 $'000	June 2002 $'000
Revenues from sale of goods and services		270,463	229,781
Cost of sales (incl. freight and distribution costs)		(207,575)	(176,503)
Gross profit		62,888	53,278
Other revenues from ordinary activities		2,683	2,839
Other expenses from ordinary activities			
Marketing		(3,167)	(3,062)
Administration		(17,848)	(14,192)
Borrowing costs		(6,336)	(7,770)
Other		(5,157)	(4,356)
Share of net profits of joint venture entities accounted for using the equity method	7	5,154	4,169
Profit from ordinary activities before income tax expense		38,217	30,906
Income tax expense		(11,994)	(7,289)
Net profit		26,223	23,617
Net (profit)/loss attributable to outside equity interests		(35)	(10)
Net profit attributable to members of Adelaide Brighton Ltd		26,188	23,607
Net exchange difference on translation of financial reports of foreign controlled entities		(77)	48
Net movement in other reserves		-	(52)
Total revenues, expenses and valuation adjustments attributable to members of Adelaide Brighton Ltd recognised directly in equity		(77)	(4)
Total changes in equity other than those resulting from transactions with owners as owners		26,111	23,603
		Cents	Cents
Basic earnings per share	6	4.8	4.9

The above statement of financial performance should be read in conjunction with the accompanying notes.

Consolidated statement of financial position

As at 30 June 2003

	Notes	30 June 2003 $'000	31 Dec 2002 $'000
Current assets			
Cash assets		54,614	19,514
Receivables		85,173	73,593
Inventories		42,613	48,386
Other		10,681	1,847
Total current assets		193,081	143,340
Non-current assets			
Receivables		12,511	12,511
Investments accounted for using the equity method		30,487	30,806
Other financial assets		22	10
Property, plant and equipment		570,823	561,297
Deferred tax assets		26,011	28,417
Intangible assets		160,813	146,611
Total non-current assets		800,667	779,652
Total assets		993,748	922,992
Current liabilities			
Payables		70,353	57,834
Interest bearing liabilities		2,916	519
Current tax liabilities		4,974	240
Provisions		33,327	52,211
Other		1,513	2,398
Total current liabilities		113,083	113,202
Non-current liabilities			
Payables		6,000	-
Interest bearing liabilities		236,455	200,724
Deferred tax liabilities		69,253	66,274
Provisions		16,920	16,900
Other		102	102
Total non-current liabilities		328,730	284,000
Total liabilities		441,813	397,202
Net assets		551,935	525,790
Equity			
Parent entity interest			
Contributed equity	3	512,104	512,104
Reserves		30,551	30,628
Retained profits (accumulated losses)		6,240	(19,947)
Total parent entity interest		548,895	522,785
Outside equity interest in controlled entities		3,040	3,005
Total equity		551,935	525,790

The above statement of financial position should be read in conjunction with the accompanying notes.

nsolidated statement of cash flows

the half-year ended 30 June 2003

	June 2003 $'000	June 2002 $'000
:h flows from operating activities		
ᕋeceipts from customers (inclusive of goods and services tax)	280,906	235,878
ᑭayments to suppliers and employees (inclusive of goods and ;ervices tax)	(230,291)	(190,089)
Dividends received	5,474	1,994
nterest received	691	606
Other revenue	1,830	238
Borrowing costs	(6,439)	(7,984)
ncome taxes paid	(1,876)	(210)
Net cash inflow from operating activities	50,295	40,433
h flows from investing activities		
ᑭayments for property, plant and equipment	(32,153)	(15,764)
ᑭayments for controlled entities and operations	(6,227)	(8,555)
ᑭroceeds from sale of property, plant and equipment	180	1,803
Net cash (outflow) from investing activities	(38,200)	(22,516)
h flows from financing activities		
ᑭroceeds from issue of shares	-	49,737
ᑭroceeds from borrowings	55,407	25,200
Repayment of borrowings	(17,278)	(79,774)
Dividends paid	(14,888)	(9,474)
Net cash inflow (outflow) from financing activities	23,241	(14,311)
increase (decrease) in cash held	35,336	3,606
h at the beginning of the reporting period	19,514	21,562
ı balances in controlled entities acquired	-	(2,852)
cts of exchange rate changes on cash	(236)	47
h at the end of the reporting period	54,614	22,363

above statement of cash flows should be read in conjunction with the accompanying notes.

7 Investments in joint ventures and associates

Investments in joint ventures and associates are accounted for in the consolidated financial statements using the equity method of accounting.

Name of joint venture company	Ownership interest 2003 %	Ownership interest 2002 %	Aggregate share of profits 2003 $'000	Aggregate share of profits 2002 $'000	Contribution to net profit 2003 $'000	Contribution to net profit 2002 $'000
Sunstate Cement Ltd	50	50	2,353	2,838	2,353	2,838
Independent Cement & Lime Pty Ltd	50	50	3,294	2,004	3,294	2,004
Amortisation of goodwill					(498)	(498)
Unrealised profit in inventory					(5)	(175)
Share of profits equity accounted					5,154	4,169

8 Segment information

Primary reporting – business segments

30 June 2003 ($'000)	Construction & Mining Materials	Other	Eliminations / Unallocated	Consolidated
Sales – External	252,325	18,138	-	270,463
Inter-segment sales	731	-	(731)	-
Sales revenue	253,056	18,138	(731)	270,463
Other revenue	2,062	621	-	2,683
Revenue from ordinary activities	255,118	18,759	(731)	273,146
Share of net profits of joint ventures	5,154	-	-	5,154
Total segment revenue	260,272	18,759	(731)	278,300
Segment result	52,326	(3,728)	(4,701)	43,897
Net interest expense			(5,680)	(5,680)
Operating profit				38,217
Income tax expense			(11,994)	(11,994)
Net profit				26,223

30 June 2002 ('$000)	Construction & Mining Materials	Other	Eliminations / Unallocated	Consolidated
Sales – External	213,217	16,564	-	229,781
Inter-segment sales	666	-	(666)	-
Sales revenue	213,883	16,564	(666)	229,781
Other revenue	1,979	302	558	2,839
Revenue from ordinary activities	215,862	16,866	(108)	232,620
Share of net profits of joint ventures	4,169	-	-	4,169
Total segment revenue	220,031	16,866	(108)	236,789
Segment result	44,318	(2,013)	(4,187)	38,118
Net interest expense			(7,212)	(7,212)
Operating profit				30,906
Income tax expense			(7,289)	(7,289)
Net profit				23,617

Directors' declaration

The Directors declare that the financial statements and notes set out on pages 7 to 12:

(a) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and
(b) give a true and fair view of the consolidated entity's financial position as at 30 June 2003 and of its performance, as represented by the results of its operations and its cash flows, for the half year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and
(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

M Chellew
Director

Dated at Sydney on the 20th day of August 2003.

Level 1
157 Grenfell Street
Adelaide SA 5000

GPO Box 2155
Adelaide SA 5001

Telephone (08) 8223 8000
International +618 8223 8000
Facsimile (08) 8215 0030
www.adbri.com.au

Adelaide Brighton Ltd
ACN 007 596 018

21 August 2003

ADELAIDE BRIGHTON LIMITED – 2003 FULL YEAR OUTLOOK

The 2003 Half Year Results presentation lodged yesterday with the ASX stated an expectation, based on current market conditions, of a modest increase in NPAT in 2003.

Assuming no adverse or unforseen circumstances arise, at present Adelaide Brighton Limited expects 2003 Full Year NPAT to meet the consensus of analysts' forecasts available in July, which were in the range of about $55 - 56 million NPAT.

Mark Chellew
Managing Director


BORAL

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH THIS DOCUMENT, YOU SHOULD CONSULT YOUR BROKER OR YOUR LEGAL, FINANCIAL OR OTHER PROFESSIONAL ADVISER.

Acceptance Form

(Terms used in this Acceptance Form are defined in the Bidder's Statement)

OFFER BY BORAL LIMITED ABN 13 008 421 761 ("BORAL") for all your ordinary shares in ADELAIDE BRIGHTON LIMITED ABN 15 007 596 018 ("ABC")

FR

MR A B SAMPLE
SECURITYMAIL
6 THE CRESCENT
KINGSGROVE NSW 2208

HIN/SRN	
Subregister	CHESS
	9999 SAMPLE EQUITIES LIMITED
Number of ABC Shares held	500,000
Consideration due ($1.55 per ABC Share)	$775,000.00

Please note that you may only accept the Offer in respect of ALL of your ABC Shares.

If your ABC Shares are held in a CHESS Holding, to accept the Offer you should instruct your Broker or other Controlling Participant to initiate acceptances of the Offer on your behalf in sufficient time for the Offer to be accepted by **no later than 7.00pm (Sydney time) on 10 March 2004**, unless the Offer Period is extended.

If your ABC Shares are held in an Issuer Sponsored Holding, to accept the Offer you should sign and date this Acceptance Form and return it, along with the other necessary documents (refer to the back of this Acceptance Form and section 6.11 of the Bidder's Statement), so that it is received **no later than 7.00pm (Sydney time) on 10 March 2004**, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this Acceptance Form by airmail.

To Boral: I/we accept the Offer made by Boral in respect of all my/our ABC Shares, being the shares set out above, on the terms and conditions of the Offer. I/we agree to be bound by the terms and conditions of the Offer and transfer all my/our ABC Shares to Boral for the consideration per ABC Share specified above.

Please ensure that your Acceptance Form has been properly signed (full instructions overleaf). In the case of individual or joint shareholders, each shareholder must sign. Companies must execute this Acceptance Form in any way allowed by law and any applicable constitution.

Please provide your telephone number so that you may be contacted if necessary:

Phone: (   )...   **Date:** _____/____/______

Individual or Shareholder 1	**Shareholder 2**	**Shareholder 3**
Sole Director and Sole Company Secretary	**Director**	**Director/Company Secretary**

We, Boral, through our agent ASX Perpetual Registrars Limited, collect personal information when you submit this Acceptance Form to process your acceptance of the Offer to purchase your ABC Shares and to administer the purchase and transfer of those shares. In order to do these things, we usually disclose, and by executing this Acceptance Form you consent to us disclosing, your personal information to the following organisations (which may be located outside Australia): our related bodies corporate; our legal, financial and professional advisors; and organisations to which we outsource our functions and activities (such as our mailing house). If your personal information is not provided to us, we will be unable to do these things. In most cases, you can gain access to your personal information on request.

Boral Limited ABN 13 008 421 761 of Level 39, AMP Centre, 50 Bridge Street, Sydney NSW 2000, Australia is incorporated in the Australian Capital Territory under the Corporations Act.

Adelaide Brighton Limited ABN 15 007 596 018 of Level 1, 157 Grenfell Street, Adelaide SA 5000, Australia is incorporated in South Australia under the Corporations Act.

FOR FURTHER INFORMATION ON HOW TO ACCEPT THIS OFFER PLEASE SEE REVERSE

HOW TO ACCEPT THIS OFFER

Read the Bidder's Statement and this Acceptance Form carefully and decide whether to accept the Offer for your ABC Shares.

To accept the Offer if your ABC Shares are held in an Issuer Sponsored Holding then, simply complete, sign and return your Acceptance Form in accordance with the instructions below so that it is received **no later than 7.00pm (Sydney time) on 10 March 2004**, unless the Offer Period is extended. A pre-paid envelope is provided for this purpose. Overseas residents cannot use pre-paid post, and should instead return this Acceptance Form by airmail.

To accept the Offer if your ABC Shares are held in CHESS Holdings, you should instruct your Broker or other Controlling Participant to initiate acceptances of the Offer on your behalf. If you instead complete, sign and return the Acceptance Form in accordance with the instructions below and provide details of your Broker or other Controlling Participant where indicated below before the end of the Offer Period:

- you will, or will be deemed to have, irrevocably authorised Boral to deliver the Acceptance Form to your Broker or other Controlling Participant so as to communicate your instruction to your Broker or other Controlling Participant to accept the Offer on your behalf (in accordance with section 6.13(m) of the Bidder's Statement); and
- Boral will deliver the form to your Broker or other Controlling Participant so as to communicate your instruction to your Broker or other Controlling Participant to accept the Offer on your behalf.

Broker's/Controlling Participant's Name: ....

Address: ....

Telephone: ....

HOW TO COMPLETE YOUR ACCEPTANCE FORM

Check your details are correct

If you have already sold all of your ABC Shares shown here, do not keep or return this Acceptance Form. Instead, please send it to the Broker or other Controlling Participant who sold them for you or the transferee.

If you have already sold some of your ABC Shares recently, or if you have purchased further ABC Shares recently, please alter the number of your ABC Shares shown overleaf to show that number of ABC Shares now held by you, initial the alteration and provide the name and address of the Broker or other Controlling Participant who acted for you.

If your ABC Shares consist of two or more separate parcels for the purposes of section 653B of the Act, then this Offer consists of separate corresponding offers in relation to the respective separate parcels. To accept any of those offers that relate to ABC Shares held in an Issuer Sponsored Holding you must give a notice indicating that your ABC Shares consist of a separate parcel and indicate on this Acceptance Form the number of ABC Shares in the separate parcel to which the acceptance relates (refer to section 6.11(b)(iii) of the Bidder's Statement).

Sign and return the form

Please ensure that your Acceptance Form has been properly signed:

- All joint holders must sign.
- Companies must sign in accordance with their constitution. Two directors must sign or director and secretary, or sole director and sole secretary. The common seal must also be affixed if required by the constitution.
- If the document is signed by an attorney, a certified copy of the power of attorney must accompany the form.
- For a deceased estate, the executors or administrator must sign and enclose a certified copy of the probate or letter of administration.
- For a trust or partnership the signatory must produce the trust instrument, partnership agreement or other authority (or a certified copy of it) to act in that capacity acceptable to Boral.

Note: A certified copy of a document is a photocopy that has been attested as a true copy of the original by a person authorised to do so in your State or Territory.

You can return your Acceptance Form in the pre-paid envelope provided or deliver it:

BY HAND DELIVERY TO:	OR	BY MAIL TO:
ASX Perpetual Registrars Limited ABC takeover offer Level 8, 580 George Street, Sydney, New South Wales, 2000 Australia		ASX Perpetual Registrars Limited ABC takeover offer Reply Paid 1503 Sydney South, New South Wales, 1234 Australia

Your Acceptance Form must be received (at this address or at the post office box) by 7.00pm (Sydney time) on 10 March 2004, unless the Offer Period is extended.

FOR FURTHER INFORMATION

If you have any questions about the Offer or how to accept it, please contact the shareholder information line on 1300 369 266 (toll free) from within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

If you need help in deciding what to do, please consult your broker or legal, financial or other professional advisor.

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

5 February 2004

BORAL SIGNS AGREEMENT FOR MOOREBANK DEVELOPMENT PROJECT

Boral Limited announced today that it has signed an agreement with the Clarendon Property Group (CPG) (a major Australian home builder operating along the east coast of Australia), and BMD Group (a major civil contractor and property investor operating nationally) to jointly redevelop its former brickworks at Moorebank in Western Sydney.

The 103 ha site will be a master-planned extension to the greater Moorebank community providing approximately 1,000 home lots to be released progressively from 2005 to 2009. The development will also provide new community and recreation facilities as well as a new link road to relieve traffic pressure along surrounding suburban streets. A 35 ha area of native bushland will be conserved.

The BMD Group will provide civil works and through its subsidiary, Urbex, will also provide the overall project management and urban planning. The CPG group will assist with the marketing and sales of house and land packages as well as undertake the construction phase of the project.

The Moorebank redevelopment represents Boral's second major residential development in Sydney, following the 1,500-lot Nelson's Ridge development at Greystanes, which is in the early stages of land sales. Subject to future approval processes and market demand, this new development is expected to lift Boral's sustainable pre-tax earnings from its Quarry End Use business to around $40 million annually from FY2004/05.

Mr Rod Pearse, Boral's Managing Director, said "The Moorebank project is an important milestone in the ongoing development of Boral's Quarry End Use portfolio and will make a significant contribution to Sydney's urban land development programme. The master-planned nature of the project reflects Boral's focus on sustainability and the provision of broader community benefits. The continuing success of our Quarry End Use activities is a result of focused planning and the development of Boral's in-house capability to deliver a steady stream of property-related revenues."

Mr Emery Severin, Executive General Manager of Boral's Australian Construction Materials division, said, "Moorebank will add to and broaden the earnings derived from our Quarry End Use activities. We expect sales of lots to commence in early 2005 and the high quality of the development should see these continue strongly at around 200 homes per year until completion in 2009."

For further information please contact:

Emery Severin
Executive General Manager,
Australian Construction Materials

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited

Boral Limited
BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

10 February 2004

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Half Yearly Results Announcement

We attach the following:-

1. Media Release.

2. Results Announcement for the half year ended 31 December 2003.

3. Half Yearly Report incorporating the consolidated financial report and the Directors' Report.

We confirm that the Company will be treated as having lodged the financial report and Directors' Report with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

MEDIA RELEASE

10 February 2004

BORAL LIMITED ANNOUNCES A 29% INTERIM PROFIT INCREASE TO $186M

Boral Limited announced today a net profit after tax and minorities of $185.8 million for the half year ended 31 December 2003, a 29% increase compared with the half year ended 31 December 2002. Earnings per share for the half year increased from 25.1 cents to 32.1 cents.

A return on equity of 14.9% was reported, up from 12.1% last year.

A fully franked interim dividend of 14.0 cents per share has been declared, compared with an interim dividend last year of 11.0 cents (75% franked). The increased dividend and franking level effectively provide a 38% increase in the grossed up dividend year-on-year for most shareholders.

Whilst Boral's share price was steady for the six months to December 2003, since Boral's demerger in February 2000, Boral has been in the top quartile of ASX100 companies with a total return to shareholders[1] of 27% per annum.

Strong operational cash flows of $174 million were 7% above last year. Surplus cash flow was used to fund growth activity undertaken during the period totalling $253 million which included the acquisition of a 19.9% interest in Adelaide Brighton Limited at a cost of $167 million; a takeover offer for the remaining shares was announced on 16 December 2003.

Commenting on the result, CEO & Managing Director, Rod Pearse, said that Boral's improved result was driven by both strong market conditions and improvements in underlying performance.

"During the half year we experienced stronger levels of activity in the Australian non-dwelling and infrastructure markets as well as further growth in the US housing market and in Asia. In addition, effective pricing initiatives in Australia, cost reduction and improvement programs, and continuing contributions from growth activities are having a very positive impact on Boral's underlying performance.

"Boral's ongoing performance improvement is reflected in the Company's strong margin growth. Since Boral's demerger operating margins have lifted by approximately 60%. Over the same period, return on shareholders equity has increased by around 71%.

1

"On the growth side of our *Perform & Grow* strategy, since the demerger decision, we have spent or committed to spend $940 million on value adding growth. We also invested $167 million in December, 2003 to unconditionally acquire 19.9% of the shares in Adelaide Brighton Limited and we have subsequently made a takeover offer for the remaining shares. During the December half year, several significant projects were progressed, including our cement upgrade programs in NSW and Victoria, plans to construct a new kiln at Midland Brick in Perth, the construction of a new lime kiln at Galong, NSW, and the construction of a new engineered timber flooring plant at Murwillumbah on the north coast of NSW," said Mr Pearse.

Commenting on the outlook for the second half of the year, Rod Pearse said, "We anticipate Australian dwelling approvals will experience interest rate related softening in the second half compared with the first half year. Australian non-dwelling and infrastructure activity should remain strong and we expect a sustained, high level of US housing activity. In Asia, underlying economic growth should continue to support improvements in earnings from our Plasterboard joint venture and our Indonesian construction materials businesses.

"We anticipate FY2004 Quarry End Use earnings to be comparable to the $25 million to $28 million achieved over the past two years, however, sustainable earnings from QEU should increase to around $40 million per annum from FY2005, subject to approval processes and market conditions. Boral's strong PEP cost improvement, price management initiatives and growth activities across the portfolio should continue to positively impact Boral's results in the second half of FY2004.

"Subject to any unforeseen events, we expect Boral's earnings to be approximately 20% higher for the full year to June 2004, compared with the $283 million profit reported last year," concluded Mr Pearse.

For further information contact:

Rod Pearse
CEO & Managing Director
(02) 9220 6490

or

Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations
(02) 9220 6390

Boral Limited BORAL

ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

Results announcement for the half year ended 31 December 2003

MANAGEMENT DISCUSSION and ANALYSIS

10 February 2004

2003/04 HALF YEAR RESULTS HIGHLIGHTS

Boral Limited delivered a net profit after tax and minorities of $185.8 million for the half year ended 31 December 2003, a 29% increase compared with the six months to 31 December 2002.

Earnings per share for the December half year increased from 25.1 cents to 32.1 cents.

Sales revenue of $2.1 billion was 8% above the prior year.

The major features for the half year profit result were:

- Australian EBIT improved by 30% to $232 million compared with the prior year, driven by:
  - growth in non-dwelling and infrastructure activity,
  - effective pricing initiatives,
  - continuing contributions from improvement programs, growth and acquisitions, and
  - sustained strength in the dwelling construction market.
- Strong growth in earnings from US operations, despite adverse currency movements and higher gas costs. The US result was supported by a robust housing market and a solid half year contribution from the Franklin Brick acquisition which occurred in the June 2003 half. In US dollars, EBIT was up 38% to US$41 million whilst in Australian dollars EBIT from US operations was up 11% to A$60 million.
- Growth in profits from Asian operations as a result of improved volumes across the region. Asia contributed a half year profit of $16.7 million, which was 25% higher than last year (despite adverse exchange rate impacts).
- An EBITDA result of $392 million, which was a 16% improvement on last year. EBITDA to sales margin increased to 18.8% (compared with 17.4% in the first half last year and 17.5% for the year ended 30 June 2003).
- A 25% EBIT improvement to $299 million; EBIT to sales margins in all divisions substantially improved, resulting in an overall margin of 14.4% compared with 12.4% in the December 2002 half year.
- A return on funds employed (MAT) of 17.9% (up from 14.6% last year).

Improved operating results generated operating cash flows of $174 million, which were 7% above the $163 million reported last year. Boral's gearing level (D/E) was 40% as at December 2003, which was at the lower end of Boral's targeted gearing range of 40 to 60%.

A fully franked interim dividend of 14.0 cents per share has been declared, which is a 27% increase on the December 2002 interim dividend. This represents a 38% increase in the grossed up interim dividend on last year. The dividend will be paid on 18 March 2004.

RESULTS AT A GLANCE

Six months ended 31 December	2003	2002	% change
A$ million			
Sales revenue	2,081	1,931	8
EBITDA	392	337	16
EBIT	299	240	25
Net interest	29	35	(16)
Profit before tax	270	205	32
Tax	83	60	39
Profit after tax	**186**	**144**	**29**
Cash flow from operating activities	174	163	7
Gross assets	4,181	4,004	
Funds employed	3,109	2,968	
Liabilities	1,955	1,900	
Net debt	882	864	2
Growth & acquisition capital expenditure (including investment in Adelaide Brighton Limited)	253	37	
Stay-in-business capital expenditure	73	62	18
Depreciation	82	87	(6)

Employees	12,927	12,120	7
Sales per employee, $ million	0.161	0.159	
Net tangible asset backing, $ per share	3.44	3.29	5
EBITDA margin on sales, %	18.8	17.4	8
EBIT margin on sales, %	14.4	12.4	16
EBIT return on funds employed, % (MAT)	17.9	14.6	23
Return on equity, % (MAT)	14.9	12.1	23
Gearing (net debt:equity plus net debt), %	28	29	
Gearing (net debt:equity), %	40	41	
Interest cover, times	10.2	6.8	
Earnings per share, ¢	32.1	25.1	28
Dividend per share, ¢	14.0	11.0	27
Safety: Lost time injury frequency rate (per million hours worked) (MAT)	5.2	4.7	(11)

MARKET CONDITIONS

Approximately 75% of first half 2003/04 earnings were sourced from Australian markets, 20% came from USA building and construction activity and a further 5% of earnings were generated from the Company's Asian markets.

For the half year to December 2003, approximately one third of Boral's total external revenues were sourced from the Australian housing sector; the non-dwelling building market in Australia accounted for 15% of Boral's sales revenues; and the Australian roads, highways, subdivisions and bridges construction market accounted for a further 20% of revenues. (Approximately 5% of Boral's revenues were sourced from non-building and construction markets in Australia including the mining and steel industries.)

The estimated total value of work done[1] in Australia's building and construction markets increased by approximately 6% during the six months to December 2003, compared with the half year ended 31 December 2002. This increase consisted of a 5% uplift in dwelling activity (including alterations & additions), a 7% increase in the value of work done in non-dwelling building and 8% growth in the construction of roads, highways, subdivisions and bridges.

In the USA, approximately 73% of revenues were sourced from the housing market segment, 20% from non-dwelling building activity and a further 7% from US engineering and construction activity. Housing activity in Boral's "US States"[2] remained strong, with both the value of dwelling work commenced and housing starts 9% higher than in the half year ended 31 December 2002. The total value of building and construction work commenced in the same Boral states during the period was only up 4% on the prior year levels due to a 5% fall in non-dwelling activity.

Boral's Asian earnings are predominantly derived from Korea, Indonesia, Thailand, Malaysia and China. Economic growth and underlying plasterboard market growth in Boral's Asian markets remained strong during the period. Korea's underlying market conditions remained good, however, adverse weather conditions were experienced in the first quarter resulting in slower construction activity. Conditions in Thailand continued to improve with a buoyant housing market. Demand in China also grew strongly. Indonesia's market growth continued during the period, benefiting both plasterboard demand and Boral's construction materials businesses.

STRONG PERFORMANCE IMPROVEMENT

Boral's strengthening profitability in the half year has been underpinned by improved prices in Australia and the strength of the building and construction markets, particularly in the non-dwelling and infrastructure segments. The unrelenting focus on improvement programs and business turnarounds continued with a noticeable improvement in cost reduction performance on the prior corresponding period.

Compared with the half year ended 31 December 2002, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices were generally stable during the period.

For the half year to December 2003, around $50 million of operational cost savings were delivered through company-wide cost improvements or Performance Enhancement Programs (PEP). These cost savings were equivalent to around 3% of compressible costs, which more than offset operating cost inflation. Overhead (or selling, general & administration) costs were

[1] Second quarter value of work done data is not yet available from Australian Bureau of Statistics; BIS Shrapnel forecasts have been used to estimate second quarter VWD.

8% higher than last year primarily due to acquisitions. Overheads as a percentage of sales have been maintained at around 11.9%.

For the six months to 31 December 2003 the tax expense was $83 million compared with $60 million in the prior corresponding half year. The effective tax rate of 31% for the half year was in line with the tax rate for FY2003. Net interest expense of $29.4 million was $5.8 million lower than last year due to lower net debt levels.

Operational cash flows of $174 million (before capital expenditure) were 7% above last year and included the impact of higher tax payments. Strong controls were maintained around working capital. Stay-in-business capital expenditure of $73 million (which was 89% of depreciation levels) and $86 million of growth capital expenditure (excluding the investment in Adelaide Brighton) were funded from operating cash flows. On 16 December 2003, Boral unconditionally acquired a 19.9% interest in Adelaide Brighton Limited at a cost of $167 million; a takeover offer for the remaining shares was announced at that time.

Net debt on 31 December 2003 was $882 million compared with $764 million at June 2003 (and $864 million at December 2002). This resulted in a gearing (D/E) level of 40%, compared with 36% at 30 June 2003 and 41% at 31 December 2002. For the half year, interest cover was 10.2 times, compared with 6.8 times last year.

A fully franked interim dividend of 14 cents has been declared compared with a final 12 cents per share fully franked dividend to June 2003 and an 11 cents 75% franked interim dividend for December 2002. The 2003 interim dividend represents a pay-out ratio of 44%.

Continued improvement in Australia

Boral's Australian businesses delivered 9% growth in revenues to $1,653 million for the half year and a 30% increase in EBIT to $232 million. EBIT to sales margins in Australia increased from 11.8% to 14.1%.

Construction Materials, Australia

Revenues from Boral's Construction Materials businesses in Australia are sourced predominantly from the engineering and construction and non-dwelling construction markets. Engineering and construction activity lifted 8% during the period and non-dwelling activity increased by 7%.

Boral's Construction Materials businesses in Australia reported an EBIT of $153 million for the half year, 35% up on last year, on revenues of $1.0b (up 13% on the prior year). EBIT to sales margin increased from 12.3% last year to 14.8% and return on funds employed increased from 13.5% to 17.5%. This improved result was due largely to higher volumes and improved prices.

Share of HY2004 External Revenue


Cement division** 21%
Quarries 12%
Contracting 2%
Transport 5%
QEU 4%
Asphalt 16%
Concrete 40%

*** Cement division includes BCSC (excl. internal sales to Boral businesses), concrete placement & scaffolding*

Six months ended 31-Dec	2003	2002	% change
Sales revenue, $m	1,035	919	13
EBITDA, $m	202	160	26
EBIT, $m	153	113	35
Divisional cashflow, $m	12	33	(64)
Capital expenditure*, $m	119	64	85
Funds employed*, $m	1,656	1,474	12
EBITDA return on sales, %	19.5	17.5	11
EBIT return on sales, %	14.8	12.3	20
EBIT return on funds employed, % (MAT)	17.5	13.5	30
Employees	5,198	4,955	5
Revenue per employee, $m	0.199	0.186	7

* Including acquisitions but excluding the $167m investment to acquire 19.9% of the shares in Adelaide Brighton Ltd

During the period, more than $22 million of cost improvements were delivered by Boral's Australian Construction Materials and Cement businesses largely offsetting inflation in cost areas. On a regional basis, results from construction materials businesses in Queensland, NSW, and South Australia were above last year; Victorian and Western Australian results were down on last year.

The integrated Concrete and Quarries businesses delivered a 50% EBIT increase on the prior corresponding period. This result was driven by volume uplifts of approximately 5% in concrete and 9% in quarry products (which was more heavily influenced by non-dwelling and infrastructure activity levels). During the half year an 8% increase in average delivered concrete prices and a 5% increase in average quarry product prices were achieved compared with the corresponding period last year.

Asphalt earnings improved over the prior year; the recently acquired Allens Asphalt performed above expectations.

Blue Circle Southern Cement (BCSC), which incorporates Boral's cement and lime operations, delivered a strong EBIT for the six months to December 2003, underpinned by a 7% increase in average cement prices and an underlying 2% growth in cement volumes in our major markets of NSW, Victoria and South-East Queensland. Future growth in lime volumes will take place with the commissioning of the new lime kiln in Galong, NSW in early 2005.

Formwork and Scaffolding delivered a significant improvement in earnings, with strong margin growth resulting from improvements in pricing and utilisation as well as increased penetration in the residential market. In the De Martin & Gasparini concrete placing business volumes were above last year.

Construction Materials' half year EBIT included $10.3 million of profit from Quarry End Use (QEU) operations; this compares with last year's QEU profit of $8.5 million in the corresponding period. The first stage of residential sales at Greystanes was completed with 125 lots sold; a further 1,200 to 1,300 lots will be sold over the coming four years. Part of the mixed use / retail site at Greystanes was also sold during the period. Since half year end, Boral has entered into an agreement with Clarendon Property Group (CPG) and the BMD Group for the development of its Moorebank site, which should see 1,000 residential lots developed between 2005 and 2009. The site, which totals over 100 ha will have 65 ha of land developed with the remaining space conserved as natural bushland. Development approval processes continue at the 400 ha (approximate) Penrith Lakes Development in which Boral has a 40% shareholding.

Building Products, Australia

Share of HY2004 External Revenue


Australian Plasterboard 26%
Bricks 24%
Roofing 11%
Masonry 11%
Windows 11%
Timber 17%

Building Products revenues in Australia are sourced primarily from the dwelling construction market, including alterations and additions, as well as from non-dwelling construction markets. During the period, the value of dwelling work done (including alterations & additions) increased by 5%.

Boral's Australian Building Products businesses delivered a half year EBIT of $79 million, which was 21% above last year, on revenues of $618m, which were 4% above last year. EBIT/Sales continued to strengthen, increasing from 11.0% last year to 12.9%, and ROFE lifted to 16.6%. Average price increases of approximately 3% on flat underlying sales volumes were delivered across the portfolio. Manufacturing improvements and approximately $19 million of PEP cost reductions also contributed to significantly improved results.

Six months ended 31-Dec	2003	2002	% change
Sales revenue, $m	618	596	4
EBITDA, $m	101	88	14
EBIT, $m	79	66	21
Divisional cashflow, $m	73	70	5
Capital expenditure*, $m	23	15	53
Funds employed, $m	799	809	(1)
EBITDA return on sales, %	16.3	14.8	10
EBIT return on sales, %	12.9	11.0	17
EBIT return on funds employed, % (MAT)	16.6	14.1	18
Employees	3,797	3,688	3
Revenue per employee, $m	0.163	0.161	1

** Including acquisitions*

The combined result from Australian Bricks, Roofing and Masonry was stronger than last year due to improved pricing outcomes and the early benefits of improvements in operating performance. These combined businesses delivered above cost of capital returns for the period. East Coast Bricks and Roofing delivered a pleasing 50% improvement in profits compared with last year; key improvement programs that commenced during FY2003 should continue to deliver further performance improvements. Midland Brick's Kiln #5 was recommissioned in August 2003 to help meet strong demand in Western Australia. Masonry revenue was up on the previous corresponding period and margins improved due largely to favourable product mix shifts and lower costs.

Windows continued to deliver strong earnings and margin improvements driven by focused cost reductions and revenue enhancement initiatives.

Plasterboard delivered significantly improved performance largely driven by sustained strong volumes, aggressive PEP/step change cost reductions and new products and building systems programs; a full period profit from the Stud & Track distribution business (which Boral acquired in August 2002) also contributed to the results. Plasterboard prices were maintained during the period despite increased competition and the increased threat of imports due to the strong Australian dollar.

Timber continued its strong turnaround, delivering a significantly higher result, which was underpinned by buoyant market conditions, lower manufacturing costs and a favourable mix shift in Hardwood towards value added products.

Improved USA contribution

Supported by a 9% lift in the value of dwelling work commenced in Boral's US States, Boral's US operations delivered an improved EBIT result of US$41 million, a 38% increase on last year. In Australian dollar terms US EBIT was up 11% on last year to $60 million. USA EBIT/sales margin increased from 14.2% to 15.3%.

As a result of a 25% lift in the average value of the Australian dollar relative to the US dollar, Boral's translated US earnings were adversely impacted by A$15 million. Higher natural gas costs also negatively impacted earnings by around A$10 million. These adverse impacts were more than offset by the additional contribution from Franklin Brick and the strong EBIT improvements in the non-brick businesses (which more than doubled compared with the prior corresponding period).

Share of HY2004 External Revenue


Bricks
63%
Flyash
14%
Clay rooftiles
4%
Concrete rooftiles**
19%

***Boral's share of revenues from the Monier-Lifetile concrete tile joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

Six months ended 31-Dec	2003	2002	% change
US$			
Sales revenue, US$m	269	210	28
EBITDA, US$m	55	43	28
EBIT, US$m	41	30	38
A$			
Sales revenue, $m	389	379	3
EBITDA, $m	79	78	2
EBIT, $m	60	54	11
Divisional cashflow, $m	63	64	(2)
Capital expenditure*, $m	13	14	(8)
Funds employed, $m	600	709	(15)
EBITDA return on sales, %	20.4	20.5	-
EBIT return on sales, %	15.3	14.2	8
EBIT return on funds employed, % (MAT)	18.5	14.6	27
Employees	2,369	2,210	7
Revenue per employee, $m	0.164	0.171	(4)

* Including acquisitions

Boral's US Brick operations benefited from continued strong levels of housing activity. The recently acquired Franklin Brick distribution business performed in line with expectations. During the half year, underlying brick prices were stable however Boral's overall average brick prices were up on the back of increased distribution margin.

MonierLifetile (Boral's 50/50 concrete roof tile joint venture with Lafarge) delivered an improved contribution to Boral of A$13.2 million (53% up on last year) supported by strong housing activity, price improvements and cost reductions. BMTI and Clay Tiles both reported strong profit improvements driven by improved pricing, a continued focus on cost controls, and the benefits of

Strategic position in Asia is delivering results

Boral's Asian operations delivered a half year EBIT of $16.7 million, which was 25% higher than last year. The underlying result in Asia was adversely impacted by an effective average appreciation of the Australian dollar of around 20% against Asian currencies.

Asia *(Asian Plasterboard joint venture with Lafarge and Indonesian construction materials)*

Six months ended 31-Dec	**2003**	**2002**	**% change**
Sales revenue, $m	38	36	8
EBIT, $m	17	13	25
Funds employed, $m	195	206	
EBIT return on funds employed, % (MAT)	14.0	11.5	

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Through the Asian Plasterboard joint venture, Boral and Lafarge have established a strong position in Asia. Coupled with steady growth in demand the business continues to benefit from expanding uses of the products across the region, supported by the substantial technical know how of both partners. Boral's Asian earnings included an EBIT contribution from the Plasterboard JV of $13.2m, up 25% on last year. This was despite adverse exchange rate movements and the impact of poor weather in Korea. The half year result also reflects the increase in Boral's interest in the Plasterboard JV from 47.7% to our targeted 50% which occurred on 30 June 2003.

Indonesia construction materials (concrete and quarries) delivered an improved profit and improved margins due to higher volumes and strengthening pricing. Through the acquisition of a second quarry business, modest expansion in Indonesia occurred during the period.

Value-adding growth activities

From July 1999 through to December 2003, around $940 million has been spent or committed on acquisition and growth projects in Australia, the USA and Asia (excluding the Adelaide Brighton investment). Over the four year period, growth and acquisition capital expenditure has averaged well over $200 million per annum.

During the half year ended 31 December 2003, $86 million of capital expenditure (excluding the Adelaide Brighton investment) was spent on growth including acquisitions and expenditure allocated to progressing major expansion / upgrade projects. Growth activities included:

- The completion of stage 1 of the cement upgrade program at Waurn Ponds (Victoria), (Stage 2 is expected to be completed during the Sep-2004 quarter).
- Progress on the upgrade at the Berrima cement works (NSW), which is proceeding in line with expectations and will be completed in March/April 2004.
- The Galong vertical shaft lime kiln which, following the granting of development approvals, is now under construction and due to be commissioned in the March 2005 quarter.
- The acquisition of two premix concrete operations in Bundaberg and Longreach, both in Queensland.
- Midland Brick's $50 million kiln #11; permitting and approval processes are currently progressing.
- Darra Bricks and Carole Park Roofing upgrade projects, which are expected to be completed in the second half of FY2004.
- The upgrade to gypsum grinding and calcination capacity at our Northgate Plasterboard plant (Qld), which was completed at the end of January 2004, as planned.
- The new $19 million Engineered Timber Flooring plant at Murwillumbah NSW, which is progressing according to plan and is expected to be commissioned later in 2004.

In addition to the above growth investments, in December 2003 Boral acquired a 19.9% interest in Adelaide Brighton at a cost of $167 million and immediately announced its intention to purchase the remainder of Adelaide Brighton Limited shares. If the takeover is successfully completed, with Boral acquiring 100% of the company, the total acquisition price will be $862 million plus an estimated debt level which was $217 million at 31 December 2003.

The proposed acquisition of Adelaide Brighton would extend Boral's geographic presence in Australia and would provide Boral with increased exposure to the Australian cement and lime industries. It would provide Boral with a presence in the Western Australian, South Australian and Northern Territory cement and lime markets and allow Boral to consolidate its Queensland cement position by taking full ownership of Sunstate Cement which is currently a 50/50 joint venture with Adelaide Brighton. Boral's current cement upgrade programs in NSW and Victoria would strengthen the position of the combined BCSC and Adelaide Brighton cement manufacturing operations. The review by the ACCC of Boral's takeover offer for Adelaide Brighton is continuing.

We continue to review growth opportunities in the USA and Asia in line with Boral's Strategic Intent.

PERFORMANCE AGAINST OBJECTIVES

Boral's underlying profitability has continued to improve and performance against the Company's objectives is progressing well.

1. Exceed WACC through the cycle
Return on funds employed for the half year ended 31 December 2003 was 17.9%, compared with 14.6% a year ago. These returns comfortably exceed Boral's weighted average cost of capital (WACC).

2. Deliver better financial returns than the competition in comparable markets
Returns from our Australian Construction Materials businesses and from our Asian and USA businesses continue to compare well against our major competitors. Boral is also continuing to achieve better returns from our Australian Building Products businesses and the performance gap against our competitors is closing.

3. Deliver superior total shareholder returns
Over the six months to December 2003, Boral's share price was flat, although, over the twelve months to December 2003, Boral's share price increased by 17%. Since the demerger the combined capital share price appreciation and dividend yield for Boral's shareholders, has resulted in an annualised TSR of 27% to 31 December 2003, ranking the stock in the top quartile of the ASX100 group of Australian listed companies.

Earnings per share for the first half of FY2004 year was 32.1 cents, a 28% increase on last year.

A fully franked interim dividend of 14.0 cents per share has been declared, which compares favourably with the FY2003 interim dividend of 11.0 cents with 75% franking. Overall this is a 38% increase in Boral's grossed up dividend. The interim dividend of 14.0 cents represents an annualised grossed up dividend yield of 7.5% p.a. (after franking) on Boral's average share price for the half year ended December 2003.

The dividend declared for the half year of $81 million is a payout ratio of 44% from after tax income of $186 million.

The interim dividend will be paid on 18 March 2004. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral will again undertake an

4. Deliver superior returns in a sustainable way
Boral's profit margins and shareholder returns are now substantially better than in recent years and compare well with our competitors. Through good capacity planning, ongoing cost and improvement programs, and sound pricing strategies, we are focused on ensuring that the returns that Boral's businesses are now delivering are at least sustained on average through the cycle.

We are committed to ensuring that Boral's businesses are also sustainable in environmental and social terms. We are continuing to make inroads in the areas of recycling; alternative fuels; energy and greenhouse gas emission reduction; better resource management; and, community relations. Across Boral's businesses safety is a key priority. The lost time injury frequency rate (LTIFR) per million hours worked remains at historically low levels but will be further reduced. For the twelve months to December 2003, LTIFR across the Boral group was 5.2. Whilst this result was higher than the 4.7 recorded in the preceding twelve months, the incidence of serious injuries across Boral has generally decreased. Considerable effort is being given to the ongoing improvement of all key safety performance indicators.

OUTLOOK - FY2004

Total dwelling approvals in Australia were steady during the half year to December 2003 compared to last year. Whilst multi-dwelling approvals were 10% lower, approvals for construction of detached dwellings were up 6%. Dwelling activity in the June 2004 half year therefore is expected to remain at high levels. We expect some interest rate related softening in Australian dwelling approvals in the June 2004 half year.

Boral's building products businesses in Australia are expected to experience softer sales volumes during the second half of FY2004 as the expected slow down in dwelling approvals flows through to work done. Despite this, we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

Whilst Australian non-dwelling activity may soften slightly in the second half of FY2004 compared with the December 2003 half year, volumes in this segment have been strengthening and will build beyond FY2004. The strength in the non-dwelling market, together with stronger infrastructure activity and improved pricing, should largely offset the impact of any softening in dwelling activity for Boral's Australian construction materials businesses in the second half of FY2004. EBIT and EBIT margins are expected to remain at high levels for construction materials in the second half.

A sustained, high level of US housing activity is expected in the second half of FY2004. Earnings from the USA in the June 2004 half year are expected to remain strong but will be impacted by continuing high fuel costs and the stronger Australian dollar in FY2004 compared to FY2003.

Underlying economic growth in the Asian region should continue to support improvements in Boral's earnings from Asia.

Continued strong contributions from Quarry End Use are expected. We anticipate FY2004 QEU earnings to be comparable to the $25 million to $28 million achieved over the past two years. Sustainable earnings from QEU should increase to around $40 million per annum from FY2005, subject to approval processes and market conditions.

We expect strong PEP cost improvements to continue across our portfolio of businesses in the second half of FY2004.

Growth capital expenditure in the second half is expected to be higher than first half expenditure. Assuming successful completion of the takeover of 100% of Adelaide Brighton Limited, the closing debt to equity ratio should be around 85% at June 2004.

Typically, the second half is seasonally weaker in all of Boral's geographic regions.

Subject to any unforeseen effects of weather, international instability or exchange rates (and excluding any profit impacts from a successful takeover of Adelaide Brighton Limited), we expect Boral's full year earnings to increase by around 20% over the $283 million reported for FY2003.

For further information contact:
Rod Pearse, CEO & Managing Director, Boral Limited, (02) 9220 6300 or
Kylie FitzGerald, General Manager, Corporate Affairs & Investor Relations (02) 9220 6390

APPENDIX 4D
HALF YEAR REPORT

Boral Limited

BORAL LIMITED

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Name of Entity:	**Boral Limited**
ABN:	**13 008 421 761**
For the half year ended:	**31 December 2003**

Results for announcement to the market

				$'A Millions
Sales revenue	up	7.7%	to	2,080.8
Revenues from ordinary activities (including proceeds on sale of non-current assets)	up	7.8%	to	2,095.5
Profit from ordinary activities after tax attributable to members	up	28.8%	to	185.8
Net profit for the period attributable to members	up	28.8%	to	185.8

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend	14 cents	14 cents
Previous corresponding period	11 cents	8.25 cents

Record date for determining entitlements to the dividend	01 March 2004

Commentary on the results for the period

The commentary on the results of the period is contained in the "Results Announcement for the half-year ended 31 December 2003 - Management Discussion and Analysis" dated 10 February 2004.

Boral Limited

Half Year Financial Report
31 December 2003

ABN 13 008 421 761

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Boral Limited during the half-year in accordance with the continuous disclosure requirements of the Listing Rules of the Australian Stock Exchange.

Directors' Report

BORAL LIMITED AND CONTROLLED ENTITIES

In accordance with the Corporations Act 2001, the Directors of Boral Limited ("the Company") report on the consolidated entity, being the Company and its controlled entities, for the half-year ended 31 December 2003:

1. **Review of Operations**

   A review of the operations of the consolidated entity during the half-year and the results of those operations is set out in the attached Interim Results Announcement for the half year ended 31 December 2003.

2. **Names of Directors**

   The following persons have been Directors of the Company at all times during and since the end of the half-year:

   Kenneth J. Moss (Chairman)
   Rodney T. Pearse (Managing Director)
   Elizabeth A. Alexander
   E. John Cloney
   Anthony M. D'Aloisio
   Mark R. Rayner
   J. Roland Williams

   No other person has been a Director of the Company at any time during or since the end of the half-year.

3. Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the directors:

RODNEY T. PEARSE
DIRECTOR

Sydney, 10 February 2004

Statement of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated Half year 31 Dec 2003 $ millions	Consolidated Half year 31 Dec 2002 $ millions
Revenue from operating activities	3	**2,080.8**	1,931.4
Interest revenue	3	**1.5**	1.5
Other revenue	3	**13.2**	11.0
Total revenue from ordinary activities		**2,095.5**	1,943.9
Depreciation and amortisation expenses	3	**(92.6)**	(96.6)
Other expenses from ordinary activities		**(1,737.3)**	(1,632.6)
Total expenses from ordinary activities, excluding borrowing costs	3	**(1,829.9)**	(1,729.2)
Borrowing costs	3	**(30.9)**	(36.7)
Share of net profit of associates and joint ventures attributable to members	6	**34.8**	26.7
Profit from ordinary activities before related income tax expense		**269.5**	204.7
Income tax expense) relating to ordinary activities		**(83.3)**	(60.1)
Net profit		**186.2**	144.6
Net profit attributable to outside equity interest		**(0.4)**	(0.3)
Net profit attributable to members of the parent entity	**9**	**185.8**	144.3
Non-owner transaction changes in equity			
Net decrease in retained profits on the initial adoption of: Revised AASB 1028 *Employee Benefits*	9	**-**	(1.4)
Net exchange difference on net investment in foreign operations and related hedges		**(42.5)**	9.5
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(42.5)**	8.1
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**143.3**	152.4
Basic earnings per share - ordinary shares	4	**32.1c**	25.1c
Diluted earnings per share - ordinary shares	4	**31.8c**	24.9c

The statement of financial performance should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Statement of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated	
		31 Dec 2003 $ millions	30 Jun 2003 $ millions
CURRENT ASSETS			
Cash assets		**56.1**	65.2
Receivables		**619.7**	641.4
Inventories		**382.2**	375.9
Other		**43.5**	38.8
TOTAL CURRENT ASSETS		**1,101.5**	1,121.3
NON-CURRENT ASSETS			
Receivables		**60.1**	55.2
Inventories		**83.4**	85.0
Investments accounted for using the equity method	6	**293.9**	304.1
Other financial assets	12	**167.3**	0.2
Property, plant and equipment		**2,118.2**	2,097.0
Intangible assets		**228.5**	250.7
Deferred tax assets		**96.1**	99.0
Other		**32.3**	25.4
TOTAL NON-CURRENT ASSETS		**3,079.8**	2,916.6
TOTAL ASSETS		**4,181.3**	4,037.9
CURRENT LIABILITIES			
Payables		**450.0**	510.3
Interest bearing liabilities		**536.6**	38.3
Current tax liabilities		**64.5**	67.6
Provisions		**196.7**	197.9
TOTAL CURRENT LIABILITIES		**1,247.8**	814.1
NON-CURRENT LIABILITIES			
Interest bearing liabilities		**401.9**	790.8
Deferred tax liabilities		**268.0**	252.2
Provisions		**37.0**	40.6
TOTAL NON-CURRENT LIABILITIES		**706.9**	1,083.6
TOTAL LIABILITIES		**1,954.7**	1,897.7
NET ASSETS		**2,226.6**	2,140.2
EQUITY			
Contributed equity	8	**1,596.3**	1,583.7
Reserves		**70.8**	113.3
Retained profits	9	**557.3**	441.1
Total parent entity interest		**2,224.4**	2,138.1
Outside equity interests		**2.2**	2.1
TOTAL EQUITY	10	**2,226.6**	2,140.2

The statement of financial position should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Statement of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated	
		Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**2,294.4**	2,130.3
Payments to suppliers and employees		**(2,020.3)**	(1,917.4)
Dividends received		**13.8**	10.8
Interest received		**1.5**	1.6
Borrowing costs		**(31.1)**	(36.4)
Income taxes paid		**(84.1)**	(26.1)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**174.2**	162.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of property, plant and equipment		**(143.4)**	(93.8)
Payments for purchase of controlled entities and businesses (net of cash acquired)		**(14.7)**	(1.2)
Payments for purchase of other investments		**(167.5)**	(4.4)
Proceeds on disposal of businesses and non-current assets		**13.2**	11.0
NET CASH USED IN INVESTING ACTIVITIES		**(312.4)**	(88.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		**9.4**	1.1
Share buy-back (on market)		**(15.0)**	(18.4)
Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $14.9 million (2002 $18.7 million))		**(54.7)**	(38.9)
Proceeds from borrowings		**261.7**	-
Repayment of borrowings		**(42.0)**	(17.8)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES		**159.4**	(74.0)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(2.3)**	-
NET CHANGE IN CASH AND CASH EQUIVALENTS		**18.9**	0.4
Cash and cash equivalents at beginning of the year		**27.9**	37.0
Cash and cash equivalents at end of the year	14	**46.8**	37.4

The statement of cash flows should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

1. ACCOUNTING POLICIES

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *"Interim Financial Reporting"*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views.

This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Boral Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidation entity and are consistent with those applied in the 30 June 2003 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

2. SEGMENTS

BUSINESS SEGMENTS	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
	Revenue*	
Building products - Australia	**618.1**	596.4
Construction materials - Australia	**1,035.0**	919.1
United States of America	**389.3**	378.8
Asia	**38.4**	35.7
Other	**-**	1.4
SEGMENT TOTAL	**2,080.8**	1,931.4

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective segments.

BUSINESS SEGMENTS	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
	Operating profit (excluding associates)		Equity accounted results of associates		Operating profit before tax**	
Building products - Australia	**76.3**	63.4	**3.2**	2.3	**79.5**	65.7
Construction materials - Australia	**147.8**	108.2	**5.2**	5.2	**153.0**	113.4
United States of America	**46.4**	45.3	**13.2**	8.6	**59.6**	53.9
Asia	**3.5**	2.8	**13.2**	10.6	**16.7**	13.4
Other	**(2.7)**	(0.6)	**-**	-	**(2.7)**	(0.6)
Corporate	**(7.2)**	(5.9)	**-**	-	**(7.2)**	(5.9)
SEGMENT TOTAL	**264.1**	213.2	**34.8**	26.7	**298.9**	239.9
Net interest expense	**(29.4)**	(35.2)	**-**	-	**(29.4)**	(35.2)
	234.7	178.0	**34.8**	26.7	**269.5**	204.7
	Segment assets (excluding investments in associates)		Equity accounted investments in associates		Total assets	
Building products - Australia	**959.2**	959.9	**9.3**	6.9	**968.5**	966.8
Construction materials - Australia	**1,971.4**	1,781.1	**16.8**	16.5	**1,988.2**	1,797.6
United States of America	**586.2**	685.2	**84.9**	105.6	**671.1**	790.8
Asia	**25.7**	27.0	**182.9**	202.3	**208.6**	229.3
Other	**3.6**	4.7	**-**	-	**3.6**	4.7
Corporate	**21.8**	22.5	**-**	-	**21.8**	22.5
SEGMENT TOTAL	**3,567.9**	3,480.4	**293.9**	331.3	**3,861.8**	3,811.7
Cash and other financial assets***	**223.4**	52.5	**-**	-	**223.4**	52.5
Deferred tax assets (unallocated)	**96.1**	140.2	**-**	-	**96.1**	140.2
	3,887.4	3,673.1	**293.9**	331.3	**4,181.3**	4,004.4

Primary segments

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products and concrete products
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, lime, quarry end use, transport, concrete placing and scaffolding
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete and quarries in Asia
Other	Discontinued operations in brick and quarry operations in Europe

2. SEGMENTS (CONTINUED)

GEOGRAPHICAL SEGMENTS	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions
	Revenue*					
Australia	**1,653.1**	1,515.5				
United States of America	**389.3**	378.8				
Asia	**38.4**	35.7				
Other	**-**	1.4				
Corporate	**-**	-				
SEGMENT TOTAL	**2,080.8**	1,931.4				
	Operating profit (excluding associates)		Equity accounted results of associates		Operating profit before tax **	
Australia	**224.1**	171.6	**8.4**	7.5	**232.5**	179.1
United States of America	**46.4**	45.3	**13.2**	8.6	**59.6**	53.9
Asia	**3.5**	2.8	**13.2**	10.6	**16.7**	13.4
Other	**(2.7)**	(0.6)	**-**	-	**(2.7)**	(0.6)
Corporate	**(7.2)**	(5.9)	**-**	-	**(7.2)**	(5.9)
SEGMENT TOTAL	**264.1**	213.2	**34.8**	26.7	**298.9**	239.9
Net interest expense	**(29.4)**	(35.2)	**-**	-	**(29.4)**	(35.2)
	234.7	178.0	**34.8**	26.7	**269.5**	204.7
	Segment assets (excluding investments in associates)		Equity accounted investments in associates		Total assets	
Australia	**2,930.6**	2,741.0	**26.1**	23.4	**2,956.7**	2,764.4
United States of America	**586.2**	685.2	**84.9**	105.6	**671.1**	790.8
Asia	**25.7**	27.0	**182.9**	202.3	**208.6**	229.3
Other	**3.6**	4.7	**-**	-	**3.6**	4.7
Corporate	**21.8**	22.5	**-**	-	**21.8**	22.5
SEGMENT TOTAL	**3,567.9**	3,480.4	**293.9**	331.3	**3,861.8**	3,811.7
Cash and other financial assets ***	**223.4**	52.5	**-**	-	**223.4**	52.5
Deferred tax assets (unallocated)	**96.1**	140.2	**-**	-	**96.1**	140.2
	3,887.4	3,673.1	**293.9**	331.3	**4,181.3**	4,004.4

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective

Geographic segments

Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, lime, quarry end use, transport,
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete and quarries in Asia
Other	Discontinued operations in brick and quarry operations in Europe.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
3. OPERATING PROFIT			
REVENUE FROM OPERATING ACTIVITIES			
Sale of goods		**2,032.2**	1,874.3
Rendering of services		**48.6**	57.1
		2,080.8	1,931.4
INTEREST REVENUE			
Interest received or receivable from:			
Associated entities		**0.2**	0.1
Other parties		**1.3**	1.4
		1.5	1.5
OTHER REVENUES FROM ORDINARY ACTIVITIES			
From outside operating activities:			
Proceeds on sale of assets including non-current assets		**13.2**	11.0
TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)			
Cost of sales		**1,242.0**	1,243.0
Distribution expenses		**319.1**	237.9
Selling and marketing expenses		**89.0**	84.2
Administrative expenses		**158.1**	145.3
Net foreign exchange loss/(gain)		**0.2**	-
Amortisation of intangibles		**10.4**	9.4
Written down value of assets sold		**11.1**	9.4
		1,829.9	1,729.2
PROFIT ON SALE			
Property, plant and equipment		**3.5**	4.9
LOSS ON SALE			
Property, plant and equipment		**1.4**	3.3
BORROWING COSTS			
Interest paid or payable to:			
Other parties		**30.8**	36.6
Finance charges on capitalised leases		**0.1**	0.1
		30.9	36.7
DEPRECIATION AND AMORTISATION EXPENSES			
Land and buildings		**2.8**	3.2
Plant and equipment		**79.3**	81.5
Timber licences, plantation costs and mineral reserves		**-**	2.1
Leased assets capitalised		**0.1**	0.4
Goodwill		**10.2**	9.2
Other intangibles		**0.2**	0.2
		92.6	96.6

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

4. EARNINGS PER SHARE

Classification of securities as ordinary shares
Only ordinary shares have been included in basic earnings per share.

Classification of securities as potential ordinary shares
Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
Earnings reconciliation		
Net profit	**186.2**	144.6
Net profit attributable to outside equity interests	**(0.4)**	(0.3)
Basic and diluted earnings	**185.8**	144.3

	Consolidated	
	Half year 31 Dec 2003	Half year 31 Dec 2002
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	**579,111,906**	575,719,644
Effect of executive share options on issue	**4,572,826**	3,926,788
Number for diluted earnings per share	**583,684,732**	579,646,432
Basic earnings per share - ordinary shares	**32.1c**	25.1c
Diluted earnings per share - ordinary shares	**31.8c**	24.9c

During the period 2,838,400 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

5. DIVIDENDS

Dividends recognised in the half year by Boral Limited and the consolidated entity are :

	Amount per share	Total amount $ millions	Franked amount per share	Date of payment
For the half year ended 31 December 2003				
Final - ordinary	**12.0 cents**	**69.6**	**12.0 cents**	**18 September 2003**
Total amount		**69.6**		
For the half year ended 31 December 2002				
Final - ordinary	10.0 cents	57.6	7.5 cents	19 September 2002
Total amount		57.6		
Subsequent events				
Since the end of the period, the directors declared the following dividend :				
Interim - ordinary	***14.0 cents***	**81.3**	**14.0 cents**	***18 March 2004***

The financial effect of the interim dividend for December 2003 has not been brought to account in the financial statements for the period ended 31 December 2003 and will be recognised in subsequent financial reports.

Dividend Reinvestment Plan
The Company's dividend reinvestment plan will operate in respect of the payment of the interim dividend and the last date for the receipt of an election notice for participation in the plan is 1 March 2004.

6. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Name	Principal Activity	Balance Date	Ownership Interest Consolidated 2003 %	2002 %
DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:				
Flyash Australia Pty Ltd	Flyash collection	30-Jun	**50**	50
Go-Crete Pty Ltd	Concrete manufacture	30-Jun	**50**	-
Gypsum Resources Australia Pty Ltd	Gypsum mining	30-Jun	**50**	50
Highland Pine Products Pty Ltd	Timber	30-Jun	**50**	50
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	31-Dec	**50**	47.7
Monier Lifetile LLC	Rooftiles	31-Dec	**50**	50
Monier Lifetile S.R.L. de C.V.	Rooftiles	31-Dec	**50**	50
Penrith Lakes Development Corporation Pty Ltd	Quarrying	30-Jun	**40**	40
RCM Sdn Bhd	Timber	31-Dec	**33.3**	33.3
Rondo Building Services Pty Ltd	Rollform system	30-Jun	**50**	50
South East Asphalt Pty Ltd	Asphalt	30-Jun	**50**	-
Sunstate Cement Ltd	Cement manufacturer	30-Jun	**50**	50
Tile Service Company LLC	Rooftiles	31-Dec	**50**	50
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	30-Jun	**50**	50

	Consolidated Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
RESULTS OF ASSOCIATES:		
Share of associates' profit from ordinary activities before income tax expense	**38.3**	29.8
Share of associates' income tax attributable to profit from ordinary activities	**(3.5)**	(3.1)
Share of associates' net profit - equity accounted	**34.8**	26.7
MATERIAL INTERESTS IN ASSOCIATES:		
Share of associate's net profit - equity accounted		
Lafarge Boral Gypsum in Asia Ltd	**13.2**	10.6
Monier Lifetile LLC and Monier Lifetile S.R.L. de C.V. *	**13.2**	8.6

* taxed as a partnership in the USA

	Consolidated Half year 31 Dec 2003	Half year 31 Dec 2002
7. NTA Backing		
Net tangible asset backing per ordinary security	**$3.44**	$3.29

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions

8. CONTRIBUTED EQUITY

ISSUED AND PAID-UP CAPITAL

580,445,423 (2002: 575,645,361) ordinary shares, fully paid	**1,596.3**	1,579.5
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the year	**1,583.7**	1,578.1
Movements during the year:		
754,900 (2002: Nil) shares issued under employee share plan	**3.3**	-
2,793,923 (2002: 4,346,396) shares issued under the dividend reinvestment plan	**14.9**	18.7
2,838,400 (2002: 370,550) shares issued upon the exercise of executive options	**9.4**	1.1
2,793,865 (2002 : 4,325,057) shares bought back	**(15.0)**	(18.4)
Balance at the end of the half-year	**1,596.3**	1,579.5

During the half-year the Company completed the buy-back of 2,793,865 shares approximating the number and value of shares issued under the dividend reinvestment plan. The total consideration of shares bought back on market was $14,955,884 and at an average price of $5.35. The consideration paid was allocated to share capital.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

9. RETAINED PROFITS

Retained profits at beginning of the half-year	**441.1**	222.1
Net profit attributable to members of the parent entity	**185.8**	144.3
Transfer from asset revaluation reserve	-	0.2
Net effect on initial adoption of:		
Revised AASB 1028 *Employee Benefits*	-	(1.4)
Net effect on dividends from:		
Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*	-	57.5
Dividends recognised during the year	**(69.6)**	(57.6)
Retained profits at the end of the half-year	**557.3**	365.1

10. TOTAL EQUITY RECONCILIATION

Total equity at beginning of the half-year	**2,140.2**	1,949.7
Total changes in parent entity interest in equity recognised in statement of financial performance	**143.3**	152.4
Transactions with owners as owners:		
Dividends	**(69.6)**	(0.1)
Contributions of equity	**12.6**	1.4
Total changes in outside equity interest	**0.1**	0.6
Total equity at end of the half-year	**2,226.6**	2,104.0

	Consolidated Half year 31 Dec 2003 $ millions	Consolidated Half year 31 Dec 2002 $ millions

11. CONTINGENT LIABILITIES

There were no material changes in contingent liabilities since the 30 June 2003 Annual Financial Report.

12. EVENTS OCCURRING AFTER REPORTING DATE

On 16 December 2003, Boral Limited announced the acquisition of 19.9% of the shares in Adelaide Brighton Limited "ABL" and a conditional off market takeover offer for the remaining ABL shares for the cash consideration of $1.55 per share. The consideration for the 19.9% stake of $167.1 million was paid on 19 December 2003. On 7 January 2004, Boral Limited announced that the consideration will be increased by 5 cents per share to $1.60 per share in the event that Boral Limited obtains a relevant interest in at least 90% of the ABL shares on issue and the offer becomes unconditional. The recommending Directors of ABL (being six of the seven Directors) have since advised ABL shareholders to accept the Boral Limited offer in the absence of a superior offer.

13. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the period:

for half year ended 31 December 2003	Date acquired/ disposed	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %

There were no material acquisitions, disposals or loss of control over any entities during the half year period.

for half year ended 31 December 2002	Date acquired/ disposed	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %
Entities acquired:				
Lympike Pty Ltd	Aug 2002	9.6	-	100.0
PT Rocla Persada Indonesia	Nov 2002	-	-	100.0

The consolidated entity did not dispose of or lose control over any entities during the prior corresponding half year period.

14. NOTES TO STATEMENTS OF CASH FLOWS

	Consolidated Half year 31 Dec 2003 $ millions	Consolidated Half year 31 Dec 2002 $ millions
1. Reconciliation of cash and cash equivalents. Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statements of cash flows is reconciled to the related items in the statement of financial position as follows:		
Cash	**56.1**	52.3
Bank overdrafts	**(9.3)**	(14.9)
	46.8	37.4
2. The following non cash financing and investing activities have not been included in the statements of cash flows:		
Dividends reinvested under the dividend reinvestment plan	**14.9**	18.7

Statutory Statements

BORAL LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited:

1. the financial statements and notes set out on pages 2 to 12, are in accordance with the Corporations Act, including:
   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and
   (b) complying with Australian Accounting Standards AASB 1029 "Interim Financial Reporting" and the Corporations Act 2001; and
2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

RODNEY T. PEARSE
DIRECTOR

Sydney, 10 February 2004

Independent review report to the members of Boral Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes (1 to 14) to the financial statements, and the directors' declaration for the Boral Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises Boral Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Boral Limited is not in accordance with:

a) the Corporations Act 2001, including:

   i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

   ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

Trent van Veen
Partner

Place: Sydney

Date: 10 February 2004

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

10 February 2004

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Half Yearly Results Announcement

We attach the following:-

1. Media Release.

2. Results Announcement for the half year ended 31 December 2003.

3. Half Yearly Report incorporating the consolidated financial report and the Directors' Report.

We confirm that the Company will be treated as having lodged the financial report and Directors' Report with the Australian Securities and Investments Commission by reason of having given them to you.

Yours faithfully

M.B. Scobie
Company Secretary

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

MEDIA RELEASE

10 February 2004

BORAL LIMITED ANNOUNCES A 29% INTERIM PROFIT INCREASE TO $186M

Boral Limited announced today a net profit after tax and minorities of $185.8 million for the half year ended 31 December 2003, a 29% increase compared with the half year ended 31 December 2002. Earnings per share for the half year increased from 25.1 cents to 32.1 cents.

A return on equity of 14.9% was reported, up from 12.1% last year.

A fully franked interim dividend of 14.0 cents per share has been declared, compared with an interim dividend last year of 11.0 cents (75% franked). The increased dividend and franking level effectively provide a 38% increase in the grossed up dividend year-on-year for most shareholders.

Whilst Boral's share price was steady for the six months to December 2003, since Boral's demerger in February 2000, Boral has been in the top quartile of ASX100 companies with a total return to shareholders[1] of 27% per annum.

Strong operational cash flows of $174 million were 7% above last year. Surplus cash flow was used to fund growth activity undertaken during the period totalling $253 million which included the acquisition of a 19.9% interest in Adelaide Brighton Limited at a cost of $167 million; a takeover offer for the remaining shares was announced on 16 December 2003.

Commenting on the result, CEO & Managing Director, Rod Pearse, said that Boral's improved result was driven by both strong market conditions and improvements in underlying performance.

"During the half year we experienced stronger levels of activity in the Australian non-dwelling and infrastructure markets as well as further growth in the US housing market and in Asia. In addition, effective pricing initiatives in Australia, cost reduction and improvement programs, and continuing contributions from growth activities are having a very positive impact on Boral's underlying performance.

"Boral's ongoing performance improvement is reflected in the Company's strong margin growth. Since Boral's demerger operating margins have lifted by approximately 60%. Over the same period, return on shareholders equity has increased by around 71%.

"On the growth side of our *Perform & Grow* strategy, since the demerger decision, we have spent or committed to spend $940 million on value adding growth. We also invested $167 million in December, 2003 to unconditionally acquire 19.9% of the shares in Adelaide Brighton Limited and we have subsequently made a takeover offer for the remaining shares. During the December half year, several significant projects were progressed, including our cement upgrade programs in NSW and Victoria, plans to construct a new kiln at Midland Brick in Perth, the construction of a new lime kiln at Galong, NSW, and the construction of a new engineered timber flooring plant at Murwillumbah on the north coast of NSW," said Mr Pearse.

Commenting on the outlook for the second half of the year, Rod Pearse said, "We anticipate Australian dwelling approvals will experience interest rate related softening in the second half compared with the first half year. Australian non-dwelling and infrastructure activity should remain strong and we expect a sustained, high level of US housing activity. In Asia, underlying economic growth should continue to support improvements in earnings from our Plasterboard joint venture and our Indonesian construction materials businesses.

"We anticipate FY2004 Quarry End Use earnings to be comparable to the $25 million to $28 million achieved over the past two years, however, sustainable earnings from QEU should increase to around $40 million per annum from FY2005, subject to approval processes and market conditions. Boral's strong PEP cost improvement, price management initiatives and growth activities across the portfolio should continue to positively impact Boral's results in the second half of FY2004.

"Subject to any unforeseen events, we expect Boral's earnings to be approximately 20% higher for the full year to June 2004, compared with the $283 million profit reported last year," concluded Mr Pearse.

For further information contact:

Rod Pearse
CEO & Managing Director
(02) 9220 6490

or

Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations
(02) 9220 6390

Boral Limited BORAL

ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

www.boral.com.au

Results announcement for the half year ended 31 December 2003

MANAGEMENT DISCUSSION and ANALYSIS

10 February 2004

2003/04 HALF YEAR RESULTS HIGHLIGHTS

Boral Limited delivered a net profit after tax and minorities of $185.8 million for the half year ended 31 December 2003, a 29% increase compared with the six months to 31 December 2002.

Earnings per share for the December half year increased from 25.1 cents to 32.1 cents.

Sales revenue of $2.1 billion was 8% above the prior year.

The major features for the half year profit result were:

- Australian EBIT improved by 30% to $232 million compared with the prior year, driven by:
  - growth in non-dwelling and infrastructure activity,
  - effective pricing initiatives,
  - continuing contributions from improvement programs, growth and acquisitions, and
  - sustained strength in the dwelling construction market.
- Strong growth in earnings from US operations, despite adverse currency movements and higher gas costs. The US result was supported by a robust housing market and a solid half year contribution from the Franklin Brick acquisition which occurred in the June 2003 half. In US dollars, EBIT was up 38% to US$41 million whilst in Australian dollars EBIT from US operations was up 11% to A$60 million.
- Growth in profits from Asian operations as a result of improved volumes across the region. Asia contributed a half year profit of $16.7 million, which was 25% higher than last year (despite adverse exchange rate impacts).
- An EBITDA result of $392 million, which was a 16% improvement on last year. EBITDA to sales margin increased to 18.8% (compared with 17.4% in the first half last year and 17.5% for the year ended 30 June 2003).
- A 25% EBIT improvement to $299 million; EBIT to sales margins in all divisions substantially improved, resulting in an overall margin of 14.4% compared with 12.4% in the December 2002 half year.
- A return on funds employed (MAT) of 17.9% (up from 14.6% last year).

Improved operating results generated operating cash flows of $174 million, which were 7% above the $163 million reported last year. Boral's gearing level (D/E) was 40% as at December 2003, which was at the lower end of Boral's targeted gearing range of 40 to 60%.

A fully franked interim dividend of 14.0 cents per share has been declared, which is a 27% increase on the December 2002 interim dividend. This represents a 38% increase in the grossed up interim dividend on last year. The dividend will be paid on 18 March 2004.

RESULTS AT A GLANCE

Six months ended 31 December	2003	2002	% change
A$ million			
Sales revenue	2,081	1,931	8
EBITDA	392	337	16
EBIT	299	240	25
Net interest	29	35	(16)
Profit before tax	270	205	32
Tax	83	60	39
Profit after tax	**186**	**144**	**29**
Cash flow from operating activities	174	163	7
Gross assets	4,181	4,004	
Funds employed	3,109	2,968	
Liabilities	1,955	1,900	
Net debt	882	864	2
Growth & acquisition capital expenditure (including investment in Adelaide Brighton Limited)	253	37	
Stay-in-business capital expenditure	73	62	18
Depreciation	82	87	(6)

Employees	12,927	12,120	7
Sales per employee, $ million	0.161	0.159	
Net tangible asset backing, $ per share	3.44	3.29	5
EBITDA margin on sales, %	18.8	17.4	8
EBIT margin on sales, %	14.4	12.4	16
EBIT return on funds employed, % (MAT)	17.9	14.6	23
Return on equity, % (MAT)	14.9	12.1	23
Gearing (net debt:equity plus net debt), %	28	29	
Gearing (net debt:equity), %	40	41	
Interest cover, times	10.2	6.8	
Earnings per share, ¢	32.1	25.1	28
Dividend per share, ¢	14.0	11.0	27
Safety: Lost time injury frequency rate (per million hours worked) (MAT)	5.2	4.7	(11)

MARKET CONDITIONS

Approximately 75% of first half 2003/04 earnings were sourced from Australian markets, 20% came from USA building and construction activity and a further 5% of earnings were generated from the Company's Asian markets.

For the half year to December 2003, approximately one third of Boral's total external revenues were sourced from the Australian housing sector; the non-dwelling building market in Australia accounted for 15% of Boral's sales revenues; and the Australian roads, highways, subdivisions and bridges construction market accounted for a further 20% of revenues. (Approximately 5% of Boral's revenues were sourced from non-building and construction markets in Australia including the mining and steel industries.)

The estimated total value of work done[1] in Australia's building and construction markets increased by approximately 6% during the six months to December 2003, compared with the half year ended 31 December 2002. This increase consisted of a 5% uplift in dwelling activity (including alterations & additions), a 7% increase in the value of work done in non-dwelling building and 8% growth in the construction of roads, highways, subdivisions and bridges.

In the USA, approximately 73% of revenues were sourced from the housing market segment, 20% from non-dwelling building activity and a further 7% from US engineering and construction activity. Housing activity in Boral's "US States"[2] remained strong, with both the value of dwelling work commenced and housing starts 9% higher than in the half year ended 31 December 2002. The total value of building and construction work commenced in the same Boral states during the period was only up 4% on the prior year levels due to a 5% fall in non-dwelling activity.

Boral's Asian earnings are predominantly derived from Korea, Indonesia, Thailand, Malaysia and China. Economic growth and underlying plasterboard market growth in Boral's Asian markets remained strong during the period. Korea's underlying market conditions remained good, however, adverse weather conditions were experienced in the first quarter resulting in slower construction activity. Conditions in Thailand continued to improve with a buoyant housing market. Demand in China also grew strongly. Indonesia's market growth continued during the period, benefiting both plasterboard demand and Boral's construction materials businesses.

STRONG PERFORMANCE IMPROVEMENT

Boral's strengthening profitability in the half year has been underpinned by improved prices in Australia and the strength of the building and construction markets, particularly in the non-dwelling and infrastructure segments. The unrelenting focus on improvement programs and business turnarounds continued with a noticeable improvement in cost reduction performance on the prior corresponding period.

Compared with the half year ended 31 December 2002, average prices strengthened in aggregates, cement, concrete, scaffolding, bricks, roof tiles, masonry and timber in Australia, in roof tiles in the USA and in concrete in Indonesia. Australian plasterboard and US brick prices were generally stable during the period.

For the half year to December 2003, around $50 million of operational cost savings were delivered through company-wide cost improvements or Performance Enhancement Programs (PEP). These cost savings were equivalent to around 3% of compressible costs, which more than offset operating cost inflation. Overhead (or selling, general & administration) costs were

[1] Second quarter value of work done data is not yet available from Australian Bureau of Statistics; BIS Shrapnel forecasts have been used to estimate second quarter VWD.

8% higher than last year primarily due to acquisitions. Overheads as a percentage of sales have been maintained at around 11.9%.

For the six months to 31 December 2003 the tax expense was $83 million compared with $60 million in the prior corresponding half year. The effective tax rate of 31% for the half year was in line with the tax rate for FY2003. Net interest expense of $29.4 million was $5.8 million lower than last year due to lower net debt levels.

Operational cash flows of $174 million (before capital expenditure) were 7% above last year and included the impact of higher tax payments. Strong controls were maintained around working capital. Stay-in-business capital expenditure of $73 million (which was 89% of depreciation levels) and $86 million of growth capital expenditure (excluding the investment in Adelaide Brighton) were funded from operating cash flows. On 16 December 2003, Boral unconditionally acquired a 19.9% interest in Adelaide Brighton Limited at a cost of $167 million; a takeover offer for the remaining shares was announced at that time.

Net debt on 31 December 2003 was $882 million compared with $764 million at June 2003 (and $864 million at December 2002). This resulted in a gearing (D/E) level of 40%, compared with 36% at 30 June 2003 and 41% at 31 December 2002. For the half year, interest cover was 10.2 times, compared with 6.8 times last year.

A fully franked interim dividend of 14 cents has been declared compared with a final 12 cents per share fully franked dividend to June 2003 and an 11 cents 75% franked interim dividend for December 2002. The 2003 interim dividend represents a pay-out ratio of 44%.

Continued improvement in Australia

Boral's Australian businesses delivered 9% growth in revenues to $1,653 million for the half year and a 30% increase in EBIT to $232 million. EBIT to sales margins in Australia increased from 11.8% to 14.1%.

Construction Materials, Australia

Revenues from Boral's Construction Materials businesses in Australia are sourced predominantly from the engineering and construction and non-dwelling construction markets. Engineering and construction activity lifted 8% during the period and non-dwelling activity increased by 7%.

Boral's Construction Materials businesses in Australia reported an EBIT of $153 million for the half year, 35% up on last year, on revenues of $1.0b (up 13% on the prior year). EBIT to sales margin increased from 12.3% last year to 14.8% and return on funds employed increased from 13.5% to 17.5%. This improved result was due largely to higher volumes and improved prices.

Share of HY2004 External Revenue


Cement division**
21%
Quarries
12%
Contracting
2%
Transport
5%
QEU
4%
Asphalt
16%
Concrete
40%

*** Cement division includes BCSC (excl. internal sales to Boral businesses), concrete placement & scaffolding*

Six months ended 31-Dec	2003	2002	% change
Sales revenue, $m	1,035	919	13
EBITDA, $m	202	160	26
EBIT, $m	153	113	35
Divisional cashflow, $m	12	33	(64)
Capital expenditure*, $m	119	64	85
Funds employed*, $m	1,656	1,474	12
EBITDA return on sales, %	19.5	17.5	11
EBIT return on sales, %	14.8	12.3	20
EBIT return on funds employed, % (MAT)	17.5	13.5	30
Employees	5,198	4,955	5
Revenue per employee, $m	0.199	0.186	7

* Including acquisitions but excluding the $167m investment to acquire 19.9% of the shares in Adelaide Brighton Ltd

During the period, more than $22 million of cost improvements were delivered by Boral's Australian Construction Materials and Cement businesses largely offsetting inflation in cost areas. On a regional basis, results from construction materials businesses in Queensland, NSW, and South Australia were above last year; Victorian and Western Australian results were down on last year.

The integrated Concrete and Quarries businesses delivered a 50% EBIT increase on the prior corresponding period. This result was driven by volume uplifts of approximately 5% in concrete and 9% in quarry products (which was more heavily influenced by non-dwelling and infrastructure activity levels). During the half year an 8% increase in average delivered concrete prices and a 5% increase in average quarry product prices were achieved compared with the corresponding period last year.

Asphalt earnings improved over the prior year; the recently acquired Allens Asphalt performed above expectations.

Blue Circle Southern Cement (BCSC), which incorporates Boral's cement and lime operations, delivered a strong EBIT for the six months to December 2003, underpinned by a 7% increase in average cement prices and an underlying 2% growth in cement volumes in our major markets of NSW, Victoria and South-East Queensland. Future growth in lime volumes will take place with the commissioning of the new lime kiln in Galong, NSW in early 2005.

Formwork and Scaffolding delivered a significant improvement in earnings, with strong margin growth resulting from improvements in pricing and utilisation as well as increased penetration in the residential market. In the De Martin & Gasparini concrete placing business volumes were above last year.

Construction Materials' half year EBIT included $10.3 million of profit from Quarry End Use (QEU) operations; this compares with last year's QEU profit of $8.5 million in the corresponding period. The first stage of residential sales at Greystanes was completed with 125 lots sold; a further 1,200 to 1,300 lots will be sold over the coming four years. Part of the mixed use / retail site at Greystanes was also sold during the period. Since half year end, Boral has entered into an agreement with Clarendon Property Group (CPG) and the BMD Group for the development of its Moorebank site, which should see 1,000 residential lots developed between 2005 and 2009. The site, which totals over 100 ha will have 65 ha of land developed with the remaining space conserved as natural bushland. Development approval processes continue at the 400 ha (approximate) Penrith Lakes Development in which Boral has a 40% shareholding.

Building Products, Australia

Share of HY2004 External Revenue



Australian Plasterboard 26%
Bricks 24%
Roofing 11%
Masonry 11%
Windows 11%
Timber 17%

Building Products revenues in Australia are sourced primarily from the dwelling construction market, including alterations and additions, as well as from non-dwelling construction markets. During the period, the value of dwelling work done (including alterations & additions) increased by 5%.

Boral's Australian Building Products businesses delivered a half year EBIT of $79 million, which was 21% above last year, on revenues of $618m, which were 4% above last year. EBIT/Sales continued to strengthen, increasing from 11.0% last year to 12.9%, and ROFE lifted to 16.6%. Average price increases of approximately 3% on flat underlying sales volumes were delivered across the portfolio. Manufacturing improvements and approximately $19 million of PEP cost reductions also contributed to significantly improved results.

Six months ended 31-Dec	**2003**	**2002**	**% change**
Sales revenue, $m	618	596	4
EBITDA, $m	101	88	14
EBIT, $m	79	66	21
Divisional cashflow, $m	73	70	5
Capital expenditure*, $m	23	15	53
Funds employed, $m	799	809	(1)
EBITDA return on sales, %	16.3	14.8	10
EBIT return on sales, %	12.9	11.0	17
EBIT return on funds employed, % (MAT)	16.6	14.1	18
Employees	3,797	3,688	3
Revenue per employee, $m	0.163	0.161	1

* Including acquisitions

The combined result from Australian Bricks, Roofing and Masonry was stronger than last year due to improved pricing outcomes and the early benefits of improvements in operating performance. These combined businesses delivered above cost of capital returns for the period. East Coast Bricks and Roofing delivered a pleasing 50% improvement in profits compared with last year; key improvement programs that commenced during FY2003 should continue to deliver further performance improvements. Midland Brick's Kiln #5 was recommissioned in August 2003 to help meet strong demand in Western Australia. Masonry revenue was up on the previous corresponding period and margins improved due largely to favourable product mix shifts and lower costs.

Windows continued to deliver strong earnings and margin improvements driven by focused cost reductions and revenue enhancement initiatives.

Plasterboard delivered significantly improved performance largely driven by sustained strong volumes, aggressive PEP/step change cost reductions and new products and building systems programs; a full period profit from the Stud & Track distribution business (which Boral acquired in August 2002) also contributed to the results. Plasterboard prices were maintained during the period despite increased competition and the increased threat of imports due to the strong Australian dollar.

Timber continued its strong turnaround, delivering a significantly higher result, which was underpinned by buoyant market conditions, lower manufacturing costs and a favourable mix shift in Hardwood towards value added products.

Improved USA contribution

Supported by a 9% lift in the value of dwelling work commenced in Boral's US States, Boral's US operations delivered an improved EBIT result of US$41 million, a 38% increase on last year. In Australian dollar terms US EBIT was up 11% on last year to $60 million. USA EBIT/sales margin increased from 14.2% to 15.3%.

As a result of a 25% lift in the average value of the Australian dollar relative to the US dollar, Boral's translated US earnings were adversely impacted by A$15 million. Higher natural gas costs also negatively impacted earnings by around A$10 million. These adverse impacts were more than offset by the additional contribution from Franklin Brick and the strong EBIT improvements in the non-brick businesses (which more than doubled compared with the prior corresponding period).

Share of HY2004 External Revenue



Bricks 63%
Flyash 14%
Clay rooftiles 4%
Concrete rooftiles** 19%

***Boral's share of revenues from the Monier-Lifetile concrete tile joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.*

Six months ended 31-Dec	2003	2002	% change
US$			
Sales revenue, US$m	269	210	28
EBITDA, US$m	55	43	28
EBIT, US$m	41	30	38
A$			
Sales revenue, $m	389	379	3
EBITDA, $m	79	78	2
EBIT, $m	60	54	11
Divisional cashflow, $m	63	64	(2)
Capital expenditure*, $m	13	14	(8)
Funds employed, $m	600	709	(15)
EBITDA return on sales, %	20.4	20.5	-
EBIT return on sales, %	15.3	14.2	8
EBIT return on funds employed, % (MAT)	18.5	14.6	27
Employees	2,369	2,210	7
Revenue per employee, $m	0.164	0.171	(4)

* Including acquisitions

Boral's US Brick operations benefited from continued strong levels of housing activity. The recently acquired Franklin Brick distribution business performed in line with expectations. During the half year, underlying brick prices were stable however Boral's overall average brick prices were up on the back of increased distribution margin.

MonierLifetile (Boral's 50/50 concrete roof tile joint venture with Lafarge) delivered an improved contribution to Boral of A$13.2 million (53% up on last year) supported by strong housing activity, price improvements and cost reductions. BMTI and Clay Tiles both reported strong profit improvements driven by improved pricing, a continued focus on cost controls, and the benefits of recently completed capital projects in Clay Tiles.

Strategic position in Asia is delivering results

Boral's Asian operations delivered a half year EBIT of $16.7 million, which was 25% higher than last year. The underlying result in Asia was adversely impacted by an effective average appreciation of the Australian dollar of around 20% against Asian currencies.

Asia *(Asian Plasterboard joint venture with Lafarge and Indonesian construction materials)*

Six months ended 31-Dec	2003	2002	% change
Sales revenue, $m	38	36	8
EBIT, $m	17	13	25
Funds employed, $m	195	206	
EBIT return on funds employed, % (MAT)	14.0	11.5	

Boral's share of revenues from the Asian Plasterboard joint venture do not appear in Boral's consolidated accounts. Boral's profits from this business are equity accounted.

Through the Asian Plasterboard joint venture, Boral and Lafarge have established a strong position in Asia. Coupled with steady growth in demand the business continues to benefit from expanding uses of the products across the region, supported by the substantial technical know how of both partners. Boral's Asian earnings included an EBIT contribution from the Plasterboard JV of $13.2m, up 25% on last year. This was despite adverse exchange rate movements and the impact of poor weather in Korea. The half year result also reflects the increase in Boral's interest in the Plasterboard JV from 47.7% to our targeted 50% which occurred on 30 June 2003.

Indonesia construction materials (concrete and quarries) delivered an improved profit and improved margins due to higher volumes and strengthening pricing. Through the acquisition of a second quarry business, modest expansion in Indonesia occurred during the period.

Value-adding growth activities

From July 1999 through to December 2003, around $940 million has been spent or committed on acquisition and growth projects in Australia, the USA and Asia (excluding the Adelaide Brighton investment). Over the four year period, growth and acquisition capital expenditure has averaged well over $200 million per annum.

During the half year ended 31 December 2003, $86 million of capital expenditure (excluding the Adelaide Brighton investment) was spent on growth including acquisitions and expenditure allocated to progressing major expansion / upgrade projects. Growth activities included:

- The completion of stage 1 of the cement upgrade program at Waurn Ponds (Victoria), (Stage 2 is expected to be completed during the Sep-2004 quarter).
- Progress on the upgrade at the Berrima cement works (NSW), which is proceeding in line with expectations and will be completed in March/April 2004.
- The Galong vertical shaft lime kiln which, following the granting of development approvals, is now under construction and due to be commissioned in the March 2005 quarter.
- The acquisition of two premix concrete operations in Bundaberg and Longreach, both in Queensland.
- Midland Brick's $50 million kiln #11; permitting and approval processes are currently progressing.
- Darra Bricks and Carole Park Roofing upgrade projects, which are expected to be completed in the second half of FY2004.
- The upgrade to gypsum grinding and calcination capacity at our Northgate Plasterboard plant (Qld), which was completed at the end of January 2004, as planned.
- The new $19 million Engineered Timber Flooring plant at Murwillumbah NSW, which is progressing according to plan and is expected to be commissioned later in 2004.

In addition to the above growth investments, in December 2003 Boral acquired a 19.9% interest in Adelaide Brighton at a cost of $167 million and immediately announced its intention to purchase the remainder of Adelaide Brighton Limited shares. If the takeover is successfully completed, with Boral acquiring 100% of the company, the total acquisition price will be $862 million plus an estimated debt level which was $217 million at 31 December 2003.

The proposed acquisition of Adelaide Brighton would extend Boral's geographic presence in Australia and would provide Boral with increased exposure to the Australian cement and lime industries. It would provide Boral with a presence in the Western Australian, South Australian and Northern Territory cement and lime markets and allow Boral to consolidate its Queensland cement position by taking full ownership of Sunstate Cement which is currently a 50/50 joint venture with Adelaide Brighton. Boral's current cement upgrade programs in NSW and Victoria would strengthen the position of the combined BCSC and Adelaide Brighton cement manufacturing operations. The review by the ACCC of Boral's takeover offer for Adelaide Brighton is continuing.

We continue to review growth opportunities in the USA and Asia in line with Boral's Strategic Intent.

PERFORMANCE AGAINST OBJECTIVES

Boral's underlying profitability has continued to improve and performance against the Company's objectives is progressing well.

1. Exceed WACC through the cycle
Return on funds employed for the half year ended 31 December 2003 was 17.9%, compared with 14.6% a year ago. These returns comfortably exceed Boral's weighted average cost of capital (WACC).

2. Deliver better financial returns than the competition in comparable markets
Returns from our Australian Construction Materials businesses and from our Asian and USA businesses continue to compare well against our major competitors. Boral is also continuing to achieve better returns from our Australian Building Products businesses and the performance gap against our competitors is closing.

3. Deliver superior total shareholder returns
Over the six months to December 2003, Boral's share price was flat, although, over the twelve months to December 2003, Boral's share price increased by 17%. Since the demerger the combined capital share price appreciation and dividend yield for Boral's shareholders, has resulted in an annualised TSR of 27% to 31 December 2003, ranking the stock in the top quartile of the ASX100 group of Australian listed companies.

Earnings per share for the first half of FY2004 year was 32.1 cents, a 28% increase on last year.

A fully franked interim dividend of 14.0 cents per share has been declared, which compares favourably with the FY2003 interim dividend of 11.0 cents with 75% franking. Overall this is a 38% increase in Boral's grossed up dividend. The interim dividend of 14.0 cents represents an annualised grossed up dividend yield of 7.5% p.a. (after franking) on Boral's average share price for the half year ended December 2003.

The dividend declared for the half year of $81 million is a payout ratio of 44% from after tax income of $186 million.

The interim dividend will be paid on 18 March 2004. Boral will continue to offer a Dividend Reinvestment Plan for shareholders. To minimise EPS dilution, Boral will again undertake an on-market buy-back of shares equivalent to the number of shares issued under the DRP.

4. Deliver superior returns in a sustainable way
Boral's profit margins and shareholder returns are now substantially better than in recent years and compare well with our competitors. Through good capacity planning, ongoing cost and improvement programs, and sound pricing strategies, we are focused on ensuring that the returns that Boral's businesses are now delivering are at least sustained on average through the cycle.

We are committed to ensuring that Boral's businesses are also sustainable in environmental and social terms. We are continuing to make inroads in the areas of recycling; alternative fuels; energy and greenhouse gas emission reduction; better resource management; and, community relations. Across Boral's businesses safety is a key priority. The lost time injury frequency rate (LTIFR) per million hours worked remains at historically low levels but will be further reduced. For the twelve months to December 2003, LTIFR across the Boral group was 5.2. Whilst this result was higher than the 4.7 recorded in the preceding twelve months, the incidence of serious injuries across Boral has generally decreased. Considerable effort is being given to the ongoing improvement of all key safety performance indicators.

OUTLOOK - FY2004

Total dwelling approvals in Australia were steady during the half year to December 2003 compared to last year. Whilst multi-dwelling approvals were 10% lower, approvals for construction of detached dwellings were up 6%. Dwelling activity in the June 2004 half year therefore is expected to remain at high levels. We expect some interest rate related softening in Australian dwelling approvals in the June 2004 half year.

Boral's building products businesses in Australia are expected to experience softer sales volumes during the second half of FY2004 as the expected slow down in dwelling approvals flows through to work done. Despite this, we anticipate that prices will be generally stable and that there will be strong underlying cost performance.

Whilst Australian non-dwelling activity may soften slightly in the second half of FY2004 compared with the December 2003 half year, volumes in this segment have been strengthening and will build beyond FY2004. The strength in the non-dwelling market, together with stronger infrastructure activity and improved pricing, should largely offset the impact of any softening in dwelling activity for Boral's Australian construction materials businesses in the second half of FY2004. EBIT and EBIT margins are expected to remain at high levels for construction materials in the second half.

A sustained, high level of US housing activity is expected in the second half of FY2004. Earnings from the USA in the June 2004 half year are expected to remain strong but will be impacted by continuing high fuel costs and the stronger Australian dollar in FY2004 compared to FY2003.

Underlying economic growth in the Asian region should continue to support improvements in Boral's earnings from Asia.

Continued strong contributions from Quarry End Use are expected. We anticipate FY2004 QEU earnings to be comparable to the $25 million to $28 million achieved over the past two years. Sustainable earnings from QEU should increase to around $40 million per annum from FY2005, subject to approval processes and market conditions.

We expect strong PEP cost improvements to continue across our portfolio of businesses in the second half of FY2004.

Growth capital expenditure in the second half is expected to be higher than first half expenditure. Assuming successful completion of the takeover of 100% of Adelaide Brighton Limited, the closing debt to equity ratio should be around 85% at June 2004.

Typically, the second half is seasonally weaker in all of Boral's geographic regions.

Subject to any unforeseen effects of weather, international instability or exchange rates (and excluding any profit impacts from a successful takeover of Adelaide Brighton Limited), we expect Boral's full year earnings to increase by around 20% over the $283 million reported for FY2003.

For further information contact:
Rod Pearse, CEO & Managing Director, Boral Limited, (02) 9220 6300 or
Kylie FitzGerald, General Manager, Corporate Affairs & Investor Relations (02) 9220 6390

APPENDIX 4D
HALF YEAR REPORT

Boral Limited

BORAL LIMITED

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605

Name of Entity:	**Boral Limited**
ABN:	**13 008 421 761**
For the half year ended:	**31 December 2003**

Results for announcement to the market

				$'A Millions
Sales revenue	up	7.7%	to	2,080.8
Revenues from ordinary activities (including proceeds on sale of non-current assets)	up	7.8%	to	2,095.5
Profit from ordinary activities after tax attributable to members	up	28.8%	to	185.8
Net profit for the period attributable to members	up	28.8%	to	185.8

Dividends	Amount per security	Franked amount per security at 30% tax
Interim dividend	14 cents	14 cents
Previous corresponding period	11 cents	8.25 cents
Record date for determining entitlements to the dividend		01 March 2004

Commentary on the results for the period

The commentary on the results of the period is contained in the "Results Announcement for the half-year ended 31 December 2003 - Management Discussion and Analysis" dated 10 February 2004.

Boral Limited

Half Year Financial Report
31 December 2003

ABN 13 008 421 761

The half-year financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, it is recommended that this report be read in conjunction with the annual report for the year ended 30 June 2003 and any public announcements made by Boral Limited during the half-year in accordance with the continuous disclosure requirements of the Listing Rules of the Australian Stock Exchange.

Directors' Report

BORAL LIMITED AND CONTROLLED ENTITIES

In accordance with the Corporations Act 2001, the Directors of Boral Limited ("the Company") report on the consolidated entity, being the Company and its controlled entities, for the half-year ended 31 December 2003:

1. **Review of Operations**

   A review of the operations of the consolidated entity during the half-year and the results of those operations is set out in the attached Interim Results Announcement for the half year ended 31 December 2003.

2. **Names of Directors**

   The following persons have been Directors of the Company at all times during and since the end of the half-year:

   Kenneth J. Moss (Chairman)
   Rodney T. Pearse (Managing Director)
   Elizabeth A. Alexander
   E. John Cloney
   Anthony M. D'Aloisio
   Mark R. Rayner
   J. Roland Williams

   No other person has been a Director of the Company at any time during or since the end of the half-year.

3. Amounts in the financial report and Directors' Report have been rounded off to the nearest one hundred thousand dollars unless otherwise indicated.

Signed in accordance with a resolution of the directors:

RODNEY T. PEARSE
DIRECTOR

Sydney, 10 February 2004

Statement of Financial Performance

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated Half year 31 Dec 2003 $ millions	Consolidated Half year 31 Dec 2002 $ millions
Revenue from operating activities	3	**2,080.8**	1,931.4
Interest revenue	3	**1.5**	1.5
Other revenue	3	**13.2**	11.0
Total revenue from ordinary activities		**2,095.5**	1,943.9
Depreciation and amortisation expenses	3	**(92.6)**	(96.6)
Other expenses from ordinary activities		**(1,737.3)**	(1,632.6)
Total expenses from ordinary activities, excluding borrowing costs	3	**(1,829.9)**	(1,729.2)
Borrowing costs	3	**(30.9)**	(36.7)
Share of net profit of associates and joint ventures attributable to members	6	**34.8**	26.7
Profit from ordinary activities before related income tax expense		**269.5**	204.7
Income tax expense) relating to ordinary activities		**(83.3)**	(60.1)
Net profit		**186.2**	144.6
Net profit attributable to outside equity interest		**(0.4)**	(0.3)
Net profit attributable to members of the parent entity	**9**	**185.8**	144.3
Non-owner transaction changes in equity			
Net decrease in retained profits on the initial adoption of:			
Revised AASB 1028 *Employee Benefits*	9	**-**	(1.4)
Net exchange difference on net investment in foreign operations and related hedges		**(42.5)**	9.5
Total revenues, expenses and valuation adjustments attributable to members of the parent entity recognised directly in equity		**(42.5)**	8.1
Total changes in equity from non-owner related transactions attributable to the members of the parent entity		**143.3**	152.4
Basic earnings per share - ordinary shares	4	**32.1c**	25.1c
Diluted earnings per share - ordinary shares	4	**31.8c**	24.9c

The statement of financial performance should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Statement of Financial Position

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated 31 Dec 2003 $ millions	Consolidated 30 Jun 2003 $ millions
CURRENT ASSETS			
Cash assets		**56.1**	65.2
Receivables		**619.7**	641.4
Inventories		**382.2**	375.9
Other		**43.5**	38.8
TOTAL CURRENT ASSETS		**1,101.5**	1,121.3
NON-CURRENT ASSETS			
Receivables		**60.1**	55.2
Inventories		**83.4**	85.0
Investments accounted for using the equity method	6	**293.9**	304.1
Other financial assets	12	**167.3**	0.2
Property, plant and equipment		**2,118.2**	2,097.0
Intangible assets		**228.5**	250.7
Deferred tax assets		**96.1**	99.0
Other		**32.3**	25.4
TOTAL NON-CURRENT ASSETS		**3,079.8**	2,916.6
TOTAL ASSETS		**4,181.3**	4,037.9
CURRENT LIABILITIES			
Payables		**450.0**	510.3
Interest bearing liabilities		**536.6**	38.3
Current tax liabilities		**64.5**	67.6
Provisions		**196.7**	197.9
TOTAL CURRENT LIABILITIES		**1,247.8**	814.1
NON-CURRENT LIABILITIES			
Interest bearing liabilities		**401.9**	790.8
Deferred tax liabilities		**268.0**	252.2
Provisions		**37.0**	40.6
TOTAL NON-CURRENT LIABILITIES		**706.9**	1,083.6
TOTAL LIABILITIES		**1,954.7**	1,897.7
NET ASSETS		**2,226.6**	2,140.2
EQUITY			
Contributed equity	8	**1,596.3**	1,583.7
Reserves		**70.8**	113.3
Retained profits	9	**557.3**	441.1
Total parent entity interest		**2,224.4**	2,138.1
Outside equity interests		**2.2**	2.1
TOTAL EQUITY	10	**2,226.6**	2,140.2

The statement of financial position should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Statement of Cash Flows

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated	
		Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers		**2,294.4**	2,130.3
Payments to suppliers and employees		**(2,020.3)**	(1,917.4)
Dividends received		**13.8**	10.8
Interest received		**1.5**	1.6
Borrowing costs		**(31.1)**	(36.4)
Income taxes paid		**(84.1)**	(26.1)
NET CASH PROVIDED BY OPERATING ACTIVITIES		**174.2**	162.8
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of property, plant and equipment		**(143.4)**	(93.8)
Payments for purchase of controlled entities and businesses (net of cash acquired)		**(14.7)**	(1.2)
Payments for purchase of other investments		**(167.5)**	(4.4)
Proceeds on disposal of businesses and non-current assets		**13.2**	11.0
NET CASH USED IN INVESTING ACTIVITIES		**(312.4)**	(88.4)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issue of shares		**9.4**	1.1
Share buy-back (on market)		**(15.0)**	(18.4)
Dividends paid (net of dividends reinvested under the Dividend Reinvestment Plan $14.9 million (2002 $18.7 million))		**(54.7)**	(38.9)
Proceeds from borrowings		**261.7**	-
Repayment of borrowings		**(42.0)**	(17.8)
NET CASH PROVIDED BY/(USED IN) FINANCING ACTIVITIES		**159.4**	(74.0)
Effects of exchange rate fluctuations on the balances of cash held in foreign currencies		**(2.3)**	-
NET CHANGE IN CASH AND CASH EQUIVALENTS		**18.9**	0.4
Cash and cash equivalents at beginning of the year		**27.9**	37.0
Cash and cash equivalents at end of the year	14	**46.8**	37.4

The statement of cash flows should be read in conjunction with the accompanying notes which form an integral part of the half year financial statements.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

1. ACCOUNTING POLICIES

The half-year consolidated financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standard AASB 1029 *"Interim Financial Reporting"*, the recognition and measurement requirements of applicable AASB standards, other authoritative pronouncements of the Australian Accounting Standards Board and Urgent Issues Group consensus views.

This half-year financial report is to be read in conjunction with the 30 June 2003 Annual Financial Report and any public announcements by Boral Limited and its Controlled Entities during the half-year in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets.

These accounting policies have been consistently applied by each entity in the consolidation entity and are consistent with those applied in the 30 June 2003 Annual Financial Report.

The half-year report does not include full note disclosures of the type normally included in an annual financial report.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

2. SEGMENTS

BUSINESS SEGMENTS	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions
	Revenue*	
Building products - Australia	**618.1**	596.4
Construction materials - Australia	**1,035.0**	919.1
United States of America	**389.3**	378.8
Asia	**38.4**	35.7
Other	**-**	1.4
SEGMENT TOTAL	**2,080.8**	1,931.4

* *Revenue represents external sales from operating activities.* It excludes intersegment sales as they are considered not material.

** Operating profit represents profit before income tax expense.

*** Cash and other financial assets excludes investments in *associates and interests in incorporated joint ventures which* have been allocated to their respective segments.

BUSINESS SEGMENTS	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions
	Operating profit (excluding associates)		Equity accounted results of associates		Operating profit before tax**	
Building products - Australia	**76.3**	63.4	**3.2**	2.3	**79.5**	65.7
Construction materials - Australia	**147.8**	108.2	**5.2**	5.2	**153.0**	113.4
United States of America	**46.4**	45.3	**13.2**	8.6	**59.6**	53.9
Asia	**3.5**	2.8	**13.2**	10.6	**16.7**	13.4
Other	**(2.7)**	(0.6)	**-**	-	**(2.7)**	(0.6)
Corporate	**(7.2)**	(5.9)	**-**	-	**(7.2)**	(5.9)
SEGMENT TOTAL	**264.1**	213.2	**34.8**	26.7	**298.9**	239.9
Net interest expense	**(29.4)**	(35.2)	**-**	-	**(29.4)**	(35.2)
	234.7	178.0	**34.8**	26.7	**269.5**	204.7
	Segment assets (excluding investments in associates)		Equity accounted investments in associates		Total assets	
Building products - Australia	**959.2**	959.9	**9.3**	6.9	**968.5**	966.8
Construction materials - Australia	**1,971.4**	1,781.1	**16.8**	16.5	**1,988.2**	1,797.6
United States of America	**586.2**	685.2	**84.9**	105.6	**671.1**	790.8
Asia	**25.7**	27.0	**182.9**	202.3	**208.6**	229.3
Other	**3.6**	4.7	**-**	-	**3.6**	4.7
Corporate	**21.8**	22.5	**-**	-	**21.8**	22.5
SEGMENT TOTAL	**3,567.9**	3,480.4	**293.9**	331.3	**3,861.8**	3,811.7
Cash and other financial assets***	**223.4**	52.5	**-**	-	**223.4**	52.5
Deferred tax assets (unallocated)	**96.1**	140.2	**-**	-	**96.1**	140.2
	3,887.4	3,673.1	**293.9**	331.3	**4,181.3**	4,004.4

Primary segments

Building products - Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products and concrete products
Construction materials - Australia	Quarrying, road surfacing, premix concrete, flyash, cement, lime, quarry end use, transport, concrete placing and scaffolding
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete and quarries in Asia
Other	Discontinued operations in brick and quarry operations in Europe

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

2. SEGMENTS (CONTINUED)

GEOGRAPHICAL SEGMENTS	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions	**Half year 31 Dec 2003 $ millions**	Half year 31 Dec 2002 $ millions
	Revenue*					
Australia	**1,653.1**	1,515.5				
United States of America	**389.3**	378.8				
Asia	**38.4**	35.7				
Other	**-**	1.4				
Corporate	**-**	-				
SEGMENT TOTAL	**2,080.8**	1,931.4				
	Operating profit (excluding associates)		Equity accounted results of associates		Operating profit before tax **	
Australia	**224.1**	171.6	**8.4**	7.5	**232.5**	179.1
United States of America	**46.4**	45.3	**13.2**	8.6	**59.6**	53.9
Asia	**3.5**	2.8	**13.2**	10.6	**16.7**	13.4
Other	**(2.7)**	(0.6)	**-**	-	**(2.7)**	(0.6)
Corporate	**(7.2)**	(5.9)	**-**	-	**(7.2)**	(5.9)
SEGMENT TOTAL	**264.1**	213.2	**34.8**	26.7	**298.9**	239.9
Net interest expense	**(29.4)**	(35.2)	**-**	-	**(29.4)**	(35.2)
	234.7	178.0	**34.8**	26.7	**269.5**	204.7
	Segment assets (excluding investments in associates)		Equity accounted investments in associates		Total assets	
Australia	**2,930.6**	2,741.0	**26.1**	23.4	**2,956.7**	2,764.4
United States of America	**586.2**	685.2	**84.9**	105.6	**671.1**	790.8
Asia	**25.7**	27.0	**182.9**	202.3	**208.6**	229.3
Other	**3.6**	4.7	**-**	-	**3.6**	4.7
Corporate	**21.8**	22.5	**-**	-	**21.8**	22.5
SEGMENT TOTAL	**3,567.9**	3,480.4	**293.9**	331.3	**3,861.8**	3,811.7
Cash and other financial assets ***	**223.4**	52.5	**-**	-	**223.4**	52.5
Deferred tax assets (unallocated)	**96.1**	140.2	**-**	-	**96.1**	140.2
	3,887.4	3,673.1	**293.9**	331.3	**4,181.3**	4,004.4

* Revenue represents external sales from operating activities. It excludes intersegment sales as they are considered not material.
** Operating profit represents profit before income tax expense.
*** Cash and other financial assets excludes investments in associates and interests in incorporated joint ventures which have been allocated to their respective

Geographic segments

Australia	Bricks, plasterboard, timber products, roof tiles, aluminium products, concrete products, quarrying, road surfacing, premix concrete, flyash, cement, lime, quarry end use, transport,
United States of America	Bricks, rooftiles and flyash
Asia	Plasterboard, premix concrete and quarries in Asia
Other	Discontinued operations in brick and quarry operations in Europe.

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

	Note	Consolidated Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
3. OPERATING PROFIT			
REVENUE FROM OPERATING ACTIVITIES			
Sale of goods		**2,032.2**	1,874.3
Rendering of services		**48.6**	57.1
		2,080.8	1,931.4
INTEREST REVENUE			
Interest received or receivable from:			
Associated entities		**0.2**	0.1
Other parties		**1.3**	1.4
		1.5	1.5
OTHER REVENUES FROM ORDINARY ACTIVITIES			
From outside operating activities:			
Proceeds on sale of assets including non-current assets		**13.2**	11.0
TOTAL EXPENSES FROM ORDINARY ACTIVITIES (EXCLUDING BORROWING COSTS)			
Cost of sales		**1,242.0**	1,243.0
Distribution expenses		**319.1**	237.9
Selling and marketing expenses		**89.0**	84.2
Administrative expenses		**158.1**	145.3
Net foreign exchange loss/(gain)		**0.2**	-
Amortisation of intangibles		**10.4**	9.4
Written down value of assets sold		**11.1**	9.4
		1,829.9	1,729.2
PROFIT ON SALE			
Property, plant and equipment		**3.5**	4.9
LOSS ON SALE			
Property, plant and equipment		**1.4**	3.3
BORROWING COSTS			
Interest paid or payable to:			
Other parties		**30.8**	36.6
Finance charges on capitalised leases		**0.1**	0.1
		30.9	36.7
DEPRECIATION AND AMORTISATION EXPENSES			
Land and buildings		**2.8**	3.2
Plant and equipment		**79.3**	81.5
Timber licences, plantation costs and mineral reserves		**-**	2.1
Leased assets capitalised		**0.1**	0.4
Goodwill		**10.2**	9.2
Other intangibles		**0.2**	0.2
		92.6	96.6

Notes to the Financial Statements

4. EARNINGS PER SHARE

Classification of securities as ordinary shares
Only ordinary shares have been included in basic earnings per share.

Classification of securities as potential ordinary shares
Options outstanding under the Executive Share Option Plan have been classified as potential ordinary shares and are included in diluted earnings per share only.

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
Earnings reconciliation		
Net profit	**186.2**	144.6
Net profit attributable to outside equity interests	**(0.4)**	(0.3)
Basic and diluted earnings	**185.8**	144.3

	Consolidated	
	Half year 31 Dec 2003	Half year 31 Dec 2002
Weighted average number of ordinary shares used as the denominator		
Number for basic earnings per share	**579,111,906**	575,719,644
Effect of executive share options on issue	**4,572,826**	3,926,788
Number for diluted earnings per share	**583,684,732**	579,646,432
Basic earnings per share - ordinary shares	**32.1c**	25.1c
Diluted earnings per share - ordinary shares	**31.8c**	24.9c

During the period 2,838,400 shares were issued upon the exercise of executive options. The diluted EPS calculation includes that portion of these options assumed to be for nil consideration, weighted with reference to the date of conversion.

5. DIVIDENDS

Dividends recognised in the half year by Boral Limited and the consolidated entity are :

	Amount per share	Total amount $ millions	Franked amount per share	Date of payment
For the half year ended 31 December 2003				
Final - ordinary	**12.0 cents**	**69.6**	**12.0 cents**	**18 September 2003**
Total amount		**69.6**		
For the half year ended 31 December 2002				
Final - ordinary	10.0 cents	57.6	7.5 cents	19 September 2002
Total amount		57.6		
Subsequent events				
Since the end of the period, the directors declared the following dividend :				
Interim - ordinary	**14.0 cents**	**81.3**	**14.0 cents**	**18 March 2004**

The financial effect of the interim dividend for December 2003 has not been brought to account in the financial statements for the period ended 31 December 2003 and will be recognised in subsequent financial reports.

Dividend Reinvestment Plan
The Company's dividend reinvestment plan will operate in respect of the payment of the interim dividend and the last date for the receipt of an election notice for participation in the plan is 1 March 2004.

Notes to the Financial Statements

6. INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

Name	Principal Activity	Balance Date	Ownership Interest Consolidated 2003 %	2002 %
DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:				
Flyash Australia Pty Ltd	Flyash collection	30-Jun	**50**	50
Go-Crete Pty Ltd	Concrete manufacture	30-Jun	**50**	-
Gypsum Resources Australia Pty Ltd	Gypsum mining	30-Jun	**50**	50
Highland Pine Products Pty Ltd	Timber	30-Jun	**50**	50
Lafarge Boral Gypsum in Asia Ltd	Plasterboard	31-Dec	**50**	47.7
Monier Lifetile LLC	Rooftiles	31-Dec	**50**	50
Monier Lifetile S.R.L. de C.V.	Rooftiles	31-Dec	**50**	50
Penrith Lakes Development Corporation Pty Ltd	Quarrying	30-Jun	**40**	40
RCM Sdn Bhd	Timber	31-Dec	**33.3**	33.3
Rondo Building Services Pty Ltd	Rollform system	30-Jun	**50**	50
South East Asphalt Pty Ltd	Asphalt	30-Jun	**50**	-
Sunstate Cement Ltd	Cement manufacturer	30-Jun	**50**	50
Tile Service Company LLC	Rooftiles	31-Dec	**50**	50
Wunderlich Pty Ltd (in voluntary liquidation)	Windows	30-Jun	**50**	50

	Consolidated Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
RESULTS OF ASSOCIATES:		
Share of associates' profit from ordinary activities before income tax expense	**38.3**	29.8
Share of associates' income tax attributable to profit from ordinary activities	**(3.5)**	(3.1)
Share of associates' net profit - equity accounted	**34.8**	26.7
MATERIAL INTERESTS IN ASSOCIATES:		
Share of associate's net profit - equity accounted		
Lafarge Boral Gypsum in Asia Ltd	**13.2**	10.6
Monier Lifetile LLC and Monier Lifetile S.R.L. de C.V. *	**13.2**	8.6

* taxed as a partnership in the USA

	Consolidated Half year 31 Dec 2003	Half year 31 Dec 2002
7. NTA Backing		
Net tangible asset backing per ordinary security	**$3.44**	$3.29

Notes to the Financial Statements

BORAL LIMITED AND CONTROLLED ENTITIES

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions
8. CONTRIBUTED EQUITY		
ISSUED AND PAID-UP CAPITAL		
580,445,423 (2002: 575,645,361) ordinary shares, fully paid	**1,596.3**	1,579.5
MOVEMENTS IN ORDINARY SHARE CAPITAL		
Balance at the beginning of the year	**1,583.7**	1,578.1
Movements during the year:		
754,900 (2002: Nil) shares issued under employee share plan	**3.3**	-
2,793,923 (2002: 4,346,396) shares issued under the dividend reinvestment plan	**14.9**	18.7
2,838,400 (2002: 370,550) shares issued upon the exercise of executive options	**9.4**	1.1
2,793,865 (2002 : 4,325,057) shares bought back	**(15.0)**	(18.4)
Balance at the end of the half-year	**1,596.3**	1,579.5

During the half-year the Company completed the buy-back of 2,793,865 shares approximating the number and value of shares issued under the dividend reinvestment plan. The total consideration of shares bought back on market was $14,955,884 and at an average price of $5.35. The consideration paid was allocated to share capital.

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings.

In the event of a winding up of Boral Limited, ordinary shareholders rank after creditors and are fully entitled to any proceeds of liquidation.

9. RETAINED PROFITS

Retained profits at beginning of the half-year	**441.1**	222.1
Net profit attributable to members of the parent entity	**185.8**	144.3
Transfer from asset revaluation reserve	**-**	0.2
Net effect on initial adoption of:		
Revised AASB 1028 *Employee Benefits*	**-**	(1.4)
Net effect on dividends from:		
Initial adoption of AASB 1044 *Provisions, Contingent Liabilities and Contingent Assets*	**-**	57.5
Dividends recognised during the year	**(69.6)**	(57.6)
Retained profits at the end of the half-year	**557.3**	365.1

10. TOTAL EQUITY RECONCILIATION

Total equity at beginning of the half-year	**2,140.2**	1,949.7
Total changes in parent entity interest in equity recognised in statement of financial performance	**143.3**	152.4
Transactions with owners as owners:		
Dividends	**(69.6)**	(0.1)
Contributions of equity	**12.6**	1.4
Total changes in outside equity interest	**0.1**	0.6
Total equity at end of the half-year	**2,226.6**	2,104.0

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions

11. CONTINGENT LIABILITIES

There were no material changes in contingent liabilities since the 30 June 2003 Annual Financial Report.

12. EVENTS OCCURRING AFTER REPORTING DATE

On 16 December 2003, Boral Limited announced the acquisition of 19.9% of the shares in Adelaide Brighton Limited "ABL" and a conditional off market takeover offer for the remaining ABL shares for the cash consideration of $1.55 per share. The consideration for the 19.9% stake of $167.1 million was paid on 19 December 2003. On 7 January 2004, Boral Limited announced that the consideration will be increased by 5 cents per share to $1.60 per share in the event that Boral Limited obtains a relevant interest in at least 90% of the ABL shares on issue and the offer becomes unconditional. The recommending Directors of ABL (being six of the seven Directors) have since advised ABL shareholders to accept the Boral Limited offer in the absence of a superior offer.

13. ACQUISITION/DISPOSAL OF CONTROLLED ENTITIES

The following controlled entities were acquired or disposed of during the period:

for half year ended 31 December 2003	Date acquired/ disposed	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %

There were no material acquisitions, disposals or loss of control over any entities during the half year period.

for half year ended 31 December 2002	Date acquired/ disposed	Consideration paid/(received) $ millions	(Profit)/loss on disposal $ millions	Beneficial ownership %
Entities acquired:				
Lympike Pty Ltd	Aug 2002	9.6	-	100.0
PT Rocla Persada Indonesia	Nov 2002	-	-	100.0

The consolidated entity did not dispose of or lose control over any entities during the prior corresponding half year period.

	Consolidated	
	Half year 31 Dec 2003 $ millions	Half year 31 Dec 2002 $ millions

14. NOTES TO STATEMENTS OF CASH FLOWS

1. Reconciliation of cash and cash equivalents.
   Cash includes cash on hand, at bank and short term deposits at call, net of outstanding bank overdrafts. Cash as at the end of the financial period as shown in the statements of cash flows is reconciled to the related items in the statement of financial position as follows:

Cash	**56.1**	52.3
Bank overdrafts	**(9.3)**	(14.9)
	46.8	37.4

2. The following non cash financing and investing activities have not been included in the statements of cash flows:

Dividends reinvested under the dividend reinvestment plan	**14.9**	18.7

Statutory Statements

BORAL LIMITED AND CONTROLLED ENTITIES

DIRECTORS' DECLARATION

In the opinion of the Directors of Boral Limited:

1. the financial statements and notes set out on pages 2 to 12, are in accordance with the Corporations Act, including:

   (a) giving a true and fair view of the financial position of the consolidated entity as at 31 December 2003 and of its performance, as represented by the results of its operations and cash flows for the half-year ended on that date; and

   (b) complying with Australian Accounting Standards AASB 1029 "Interim Financial Reporting" and the *Corporations Act 2001; and*

2. there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of the directors:

RODNEY T. PEARSE
DIRECTOR

Sydney, 10 February 2004

Independent review report to the members of Boral Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes (1 to 14) to the financial statements, and the directors' declaration for the Boral Limited Consolidated Entity ("the Consolidated Entity"), for the half-year ended 31 December 2003. The Consolidated Entity comprises Boral Limited ("the Company") and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to:

- enquiries of company personnel; and
- analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Boral Limited is not in accordance with:

a) the Corporations Act 2001, including:

    i. giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2003 and of its performance for the half-year ended on that date; and

    ii. complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements in Australia.

KPMG

Trent van Veen
Partner

Place: Sydney

Date: 10 February 2004

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

10 February 2004

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

We attach copies of slides (39 - two to each page) being shown by Rod Pearse, the Managing Director, during briefings for analysts and the media on Boral's results for the half year ended 31 December 2003.

Yours faithfully

M.B. Scobie
Company Secretary

Boral

Interim Results 2004



Rod Pearse, Managing Director

10 February 2004

BORAL

Outline

- Financial Highlights & Markets Review
- Financial Results
- Segment Performance
- Perform & Grow Strategy
- Outlook

Financial highlights: Profit up 29%

NPAT	↑ 29%	To	$186m
Sales	↑ 8%	To	$2,081m
EBIT	↑ 25%	To	$299m
EBIT margin	↑ 16%	To	14.4%
EPS	↑ 28%	To	32.1 cents
Interim dividend	↑ 27%	To	14 cents
Franking	↑ 33%	To	100%
Return on equity[1]	↑ 23%	To	14.9%

1. MAT

Financial highlights

- Improved performance across Boral's Australian, US and Asian operations
- **Construction Materials** – strong earnings growth from volume uplifts and previously announced price increases
- **Building Products** – stronger result from PEP cost reductions, improved operational performance and strengthened prices
- **USA** – uplift in A$ earnings despite adverse currency movements and higher gas prices
- **Asia** – continued good underlying growth despite adverse currency impact

Strong result underpinned by increased market activity

Change in Value of Work Done/ Commenced – 1H04 vs 1H03



10%
8%
6%
4%
2%
0%
-2%
-4%
-6%
5%
7%
8%
6%
9%
-5%
Australian dwelling (incl A&A)[1]
Australian non-dwelling[1]
Australian RHS&B[1,2]
Total Australia[1]
US dwelling - Boral's "US States"[3]
US non-dwelling - Boral's "US States"[3]

1. $97/98bn value of work done. Source: ABS, BIS Shrapnel forecast for Dec-03 quarter
2. RHS&B - Roads, highways, subdivisions & bridges
3. $92bn value of work commenced. Source: FW Dodge, forecast for Dec-03 quarter. Boral's "US States": Alabama, Arizona, Arkansas, California, Colorado, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, Washington

Drivers of Boral's revenue for 1H04



Boral
34%
15%
19%
16%
4%
1%
6%
5%
Australian dwellings (including A&A)
Australian non-dwellings
Australian engineering & construction
Other - Australia
USA dwellings
USA non-dwellings
USA engineering & construction
Asia
Construction Materials, Australia
10%
27%
21%
42%
Building Products, Australia
19%
1%
80%
USA
7%
20%
73%

Financial Results



Underlying profit increased by 29% to $186m

6 months to A$m	Dec-03	Jun-03	Dec-02	Dec pcp % Δ
Sales revenue	**2,081**	1,900	1,931	8
EBITDA	**392**	335	337	16
EBIT	**299**	238	240	25
Net Interest	**29**	33	35	(16)
Profit before tax	**270**	205	205	32
Tax	**83**	66	60	39
NPAT	**186**	139	144	29

Sales and EBIT continue to strengthen

Sales


$m
2,081
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

EBIT


$m
299
300
250
200
150
100
50
0
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Margins continue to increase

EBIT / Sales


16%
14%
12%
10%
8%
6%
4%
2%
0%
12.4%
14.4%
FY97
FY98
FY99
FY00
FY01
FY02
FY03
1H03
1H04

EBITDA / Sales


20%
16%
12%
8%
4%
0%
17.4%
18.8%
FY97
FY98
FY99
FY00
FY01
FY02
FY03
1H03
1H04

EBIT variance analysis



A$m
240
299
Price
Cost Escalation
Turnarounds
FX
EBIT 1H03
Volume
PEP
Asia/ Growth
Other
EBIT 1H04

Balance sheet remains strong

As at A$m	Dec-03	Dec-02	Dec pcp % Δ
Net debt	**882**	864	2
Net debt/ equity	**40%**	41%	
Net debt/ (net debt + equity)	**28%**	29%	
Net interest cover (x)	**10.2**	6.8	
EBIT return on funds employed	**17.9%**[1]	14.6%[1]	23
Return on equity	**14.9%**[1]	12.1%[1]	23

1. MAT

Return on shareholders' funds strengthened substantially


NPAT / Equity
8.7%
9.5%
8.3%
9.9%
13.2%
12.1%[1]
14.9%[1]
FY99
FY00
FY01
FY02
FY03
1H03
1H04

1. MAT

Earnings per share increased 28%


Cents / share
Dividend
Grossed up dividend
EPS
36
32
28
24
20
16
12
8
4
0
16
14
16
11
16
18
25
24
32
9
9
10
10
10
13
15
17
20
9
9
9
9
9
10
11
12
14
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03

Segment Performance



BORAL

Financial performance improved across all segments

EBIT



HY Dec-02
HY Dec-03
$m
180
160
140
120
100
80
60
40
20
0
35%
113
153
21%
66
79
11%
54
60
25%
13
17
Construction Materials, Australia
Building Products, Australia
USA
Asia

Construction Materials: strong uplift in revenue and earnings

6 months to	Dec-03	Dec-02	% Δ
A$m			
Sales	**1,035**	919	13
EBITDA	**202**	160	26
EBIT	**153**	113	35
EBITDA/ Sales	**19.5%**	17.5%	11
EBIT/ Sales	**14.8%**	12.3%	20
Funds employed	**1,656**	1,474	12
ROFE[1]	**17.5%**	13.5%	30

Share of external revenue – 1H04



Cement division[2] 21%
Quarries 12%
Contracting 2%
Transport 5%
QEU 4%
Asphalt 16%
Concrete 40%

1. MAT
2. Cement division includes BCSC (external revenues), concrete placement & scaffolding

Construction Materials: margins and returns higher



EBIT / Sales
16%
14%
12%
10%
8%
6%
4%
2%
0%
14.8%
12.3%
FY99 FY00 FY01 FY02 FY03 1H03 1H04



ROFE
20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
17.5%
13.5%
FY99 FY00 FY01 FY02 FY03 1H03 1H04

Construction Materials: business performance

Cement Division	▪ Cement prices up 7%, underlying volume growth of 2% ▪ Cement imports now 9% of market ▪ Benefits from upgrades yet to come ▪ Scaffolding – strong result driven by strong market and increased penetration in residential market
ACM Division	▪ Quarry products prices up 5%, volumes up 9% ▪ Concrete prices up 8%, volumes up 5% ▪ Quarries & concrete provided largest contribution to Boral's EBIT growth ▪ Asphalt – improved result, Allen's Asphalt performed above expectations ▪ Transport – improved performance ▪ Contracting – below expectations but improvement plan underway
QEU	▪ $10.3m EBIT contribution ▪ 125 residential lots & part of mixed use site sold at Greystanes

QEU: Boral entered into an agreement for the development of Moorebank

- Agreement with Clarendon Property Group and BMD Group for the development of the Moorebank site
- Anticipate 1,000 residential lots to be released between 2005 to 2009
- 65ha to be developed for residential use; 35ha to be conserved as natural bushland
- Stage 1 of landfill activities will be completed this year



QEU: sustainable earnings expected to increase to around $40m pa from FY05

Actual timing of QEU projects will depend on government approvals and market conditions


PLDC
• 3,500 - 4,000 residential lots
• 40% shareholding
Moorebank
Greystanes Business Hub - NEL*
Greystanes residential development
Greystanes Business Hub - SEL*
Deer Park land fill & other potential QEU projects
FY01
FY02
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10
FY11

* NEL = Northern Employment Lands; SEL = Southern Employment Lands

Building Products: continued improvement in performance

6 months to	Dec-03	Dec-02	% Δ
A$m			
Sales	618	596	4
EBITDA	101	88	14
EBIT	79	66	21
EBITDA/ Sales	16.3%	14.8%	10
EBIT/ Sales	12.9%	11.0%	17
Funds employed	799	809	(1)
ROFE[1]	16.6%	14.1%	18

Share of external revenue – 1H04


Australian Plasterboard 26%
Bricks 24%
Roofing 11%
Masonry 11%
Windows 11%
Timber 17%

1. MAT

Building Products: continued improvement in performance

EBIT / Sales


14%
12%
10%
8%
6%
4%
2%
0%
12.9%
11.0%
FY99 FY00 FY01 FY02 FY03 1H03 1H04

ROFE


18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
16.6%
14.1%
FY99 FY00 FY01 FY02 FY03 1H03 1H04

Building Products: business performance

	Price/ Volume		
Bricks	↑	↓	▪ Significantly stronger result - improved operational performance at Bricks East & Midland Brick; strong demand at Midland Brick
Roofing	↑	↓	▪ Substantially improved result underpinned by improved operational performance
Masonry	↑	↔	▪ Revenue up with margins continuing to improve
Windows	↑		▪ Continued strong earnings and margin improvements
Timber	↑	↑	▪ Substantially higher result - favourable mix shifts and lower manufacturing costs in hardwood, strong softwood and plywood volumes
Plasterb.	↔	↑	▪ Significant earnings uplift driven by cost reductions, new products/systems and sustained strong volumes

USA: US$ EBIT up 38%, A$ EBIT up 11%

6 months to	Dec-03	Dec-02	% Δ
US$m			
Sales	**269**	210	28
EBIT	**41**	30	38
A$m			
Sales	**389**	379	3
EBIT	**60**	54	11
EBIT/ Sales	**15.3%**	14.2%	8
Funds employed	**600**	709	(15)
ROFE	**18.5%**	14.6%	27

Share of external revenue – 1H04



Flyash 14%
Bricks 63%
Concrete rooftiles[1] 19%
Clay rooftiles 4%

1. MonierLifetile joint venture is equity accounted – Boral's share of revenue does not appear in consolidated accounts but is included in the revenue pie chart

USA: margins up despite higher gas costs

EBIT / Sales



16%
14%
12%
10%
8%
6%
4%
2%
0%
15.3%
14.2%
FY99 FY00 FY01 FY02 FY03 1H03 1H04

ROFE (A$)



20%
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
18.5%
14.6%
FY99 FY00 FY01 FY02 FY03 1H03 1H04

USA: business performance

	Price/ Volume		
USA			▪ Housing market remains buoyant ▪ Adverse exchange rate EBIT impact of A$15m
Bricks	↔	↑	▪ Earnings up but higher gas costs negatively impacted earnings by around A$10m ▪ Prices steady ▪ Franklin Brick performing in line with expectation
Concrete rooftiles	↑	↑	▪ Strong performance supported by high activity levels, stronger prices and cost down focus
Clay rooftiles	↑	↑	▪ Strong uplift in earnings from higher volumes, strong cost focus and capital efficiency projects
Flyash	↑	↑	▪ Significantly improved profit performance benefiting from higher volumes and prices ▪ Improved focus following Admixtures divestment

Asia: Business performance

- EBIT up 25% to $17m
- Results impacted by 20% yoy adverse currency movements
- Plasterboard JV delivered EBIT contribution of $13.2m, up 25%
- Continued strong underlying plasterboard market growth
- Results benefited from strong demand and increase in JV shareholding from 47.7% to 50% on 30-Jun-03
- Korea volumes good despite poor weather in Q1
- Indonesia concrete & quarries EBIT up on higher volumes and prices

Asia: profit contribution continues to improve


EBIT1
$m
20
15
10
5
0
-5
-10
-15
-20
13
17
Dec-98
Jun-99
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
Jun-03
Dec-03


EBIT/ Sales1,2
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
8.4%
13.5%
FY99
FY00
FY01
FY02
FY03
1H03
1H04

1. Includes Plasterboard and Construction Materials. Plasterboard JV EBIT contribution from FY01 is Profit after Tax
2. Revenues for FY01 onwards include Boral's share of the Plasterboard Asia JV

Perform & Grow Strategy



Perform & Grow strategy


Objectives
1. Exceed WACC through the cycle
2. Deliver better financial returns than the competition in comparable markets
3. Deliver superior total shareholder returns
4. Achieve superior returns in a sustainable way
Perform
&
Grow
Quality resources & assets
Lowest cost position
Margin management
Balance sheet focus
Organic growth
Acquisitions
Sustainable performance and development

Growth capital of $200m pa is sustainable


Capital expenditure
$m
600
500
400
300
200
100
0
Growth & acquisition
Stay-in-business
Depreciation
Budget SIB & growth capital ytd plus already announced
ABL investment
52
100
191
104
183
119
255
167
FY00
FY01
FY02
FY03
FY04f

Benefits still to come from over $250m in announced growth capital

Growth project	Benefits	Expected benefits from:
Cement upgrades		
Waurn Ponds (Vic)	▪ $25m p.a. cost benefits	▪ Sep-04 Q
Berrima (NSW)	▪ Well positioned to meet demand surges	▪ Jun-04 Q
Galong (Lime, NSW)	▪ Additional 150,000 tpa quicklime capacity	▪ Mar-05 Q
Midland Brick (WA)	▪ Replace inefficient & ageing plant, add 10m bricks p.a., reduce costs, increase product range	▪ Dec-05 Q
Engineered Flooring (Timber, NSW)	▪ Produce 1.0m sqm of engineered flooring annually; 0.5m sqm initially	▪ Dec-04 Q
Northgate (Plasterboard, Qld)	▪ Plaster mill & calciner upgrade completed Jan-04 ▪ Add significant capacity by removing constraint	▪ Mar-04 Q
Darra (Bricks, Qld)	▪ Reduce costs, increase capacity by 13m bricks p.a.	▪ Jun-04 Q
Carole Park (Roofing, Qld)	▪ Reduce costs, improve quality, increase line speed	▪ Jun-04 Q

$862 million offer for Adelaide Brighton shares


RECOMMENDED CASH OFFER
Boral Limited
Adelaide Brighton Limited
CLAYTON UTZ
Target's Statement
Boral Limited
Adelaide Brighton Limited
$1.60 cash per Share if Boral reaches 90%*
ACCEPT THE OFFER

Boral continues to deliver superior shareholder returns

TSR Performance of ASX100 – 21 Feb 2000 to 31 Dec 2003



1st Quartile
2nd Quartile
3rd Quartile
4th Quartile
Companies listed post Boral's demerger
27%
Boral

* Opening Price (21 Feb 00): $2.43, Closing Price (31 Dec 03): $5.08; Calculation: End Price x (1+Div Reinv) / Start Price ^(365/ Period Dates) – 1. Source: Bloomberg

Outlook



Australian value of work done is expected to continue to increase in FY04 to FY06

Australia – Value of Work Done
A$97/98 billion. Seasonally adjusted


Forecast
+4.3%
+4.8%
+8.6%
-3.5%
-11.6%
+2.5%
+3.4%
+9.7%
-8.4%
-18.3%
Dwelling (incl A&A)
+2.4%
+4.2%
+10.0%
-10.9%
-7.3%
Roads, Highways, Subdivisions & Bridges
+8.4%
+7.5%
+6.0%
+8.2%
-10.7%
Non-dwelling
55
50
45
40
35
30
25
20
15
10
5
0
FY88
FY90
FY92
FY94
FY96
FY98
FY00
FY02
FY04f
FY05f
FY06f
FY07f
FY08f

Source: ABS, BIS Shrapnel forecasts for Dec-03 onwards

US residential activity expected to be strong in FY04 and soften from historic highs in FY05

USA Boral States[1] – Value of Work Commenced
US$92 billions. Seasonally adjusted


Forecast
+1.1%
-3.1%
-1.0%
+1.6%
+1.6%
-3.9%
+6.6%
+4.7%
+3.8%
-2.1%
Non-dwelling
+3.5%
-7.4%
-3.9%
+0.4%
+3.6%
Dwelling
250
200
150
100
50
0
FY96
FY97
FY98
FY99
FY00
FY01
FY02
FY03
FY04f
FY05f
FY06f
FY07f
FY08f

1. Boral's "US States" - Alabama, Arizona, Arkansas, California, Colorado, Florida, Georgia, Illinois, Indiana, Kansas, Kentucky, Louisiana, Maryland, Mississippi, Missouri, Nevada, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia, Washington Source: FW Dodge Dec 03 forecast

Outlook for FY2004

- Australian dwelling activity expected to be flat yoy in the Jun-04 half
- Australian non-dwelling activity expected to be up on last year in the Jun-04 half
- Sustained high level of US housing activity expected in Jun-04 half but impacted by stronger A$
- Underlying economic growth should continue to support Asian earnings growth
- Continued strong performance from QEU similar to FY2002-03. Sustainable earnings to increase to around $40m pa from FY2005
- Typically H2 seasonally weaker
- ***Expect full year earnings to increase by around 20% over the $283m reported in FY2003 (excluding ABL)***

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

27 February 2004

BORAL TAKEOVER BID FOR ADELAIDE BRIGHTON EXTENSION OF OFFER PERIOD

Boral today announced that it intends to extend its takeover offer for Adelaide Brighton Limited ("Adelaide Brighton") by approximately one month. The offer will now be scheduled to close at 7.00pm (Sydney time) on 8 April 2004, unless further extended.

The offer remains subject to all conditions set out in Section 6.4 of the Bidder's Statement, including the ACCC condition in Section 6.4(ii).

Boral yesterday received a formal request from the ACCC seeking additional information in relation to the proposed acquisition of Adelaide Brighton. Boral understands that Adelaide Brighton has also received a request from the ACCC. Boral will keep the market informed as further material information on the timing or outcome of the ACCC review process becomes available.

If Adelaide Brighton shareholders have any questions about the offer, they can call the shareholder information line on 1300 369 266 (toll free) from within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

Contact Details:

Rod Pearse
CEO & Managing Director
Boral Limited
Telephone 02 9220 6490

Ken Barton
Chief Financial Officer
Boral Limited
Telephone 02 9220 6385

Media & Investor Enquiries:

Kylie FitzGerald
General Manager, Corporate Affairs & Investor Relations
Boral Limited
Telephone 02 9220 6390 or 0401 895 894

Boral Limited

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6362
Facsimile (02) 9233 3725

www.boral.com.au

2 March 2004

The Manager, Listings
Australian Stock Exchange Limited
Company Announcements Office
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

Takeover Bid for Adelaide Brighton Limited

Boral has today completed the steps required to extend the Offer Period under the takeover bid.

Boral's offer is now scheduled to close at 7:00 pm (Sydney time) on 8 April 2004 unless further extended.

We attach copies of the Notice of Variation of Offers under section 650D of the Corporations Act and the letter sent to Adelaide Brighton shareholders with it.

In accordance with section 630(5) of the Corporations Act, we also attach a section 630(2) notice of the new date for giving notice of the status of defeating conditions.

Pursuant to ASX Listing Rule 3.2, Boral notes:

- Boral and its associates had a relevant interest in 19.9% of shares in Adelaide Brighton Limited when the first of the offers was made; and

- Boral and its associates had a relevant interest in 25.54% of shares in Adelaide Brighton Limited at the date of the extension to which the attached notice of variation of offers relates.

Yours faithfully

M.B. Scobie
Company Secretary

Notice under Section 650D of the Corporations Act

NOTICE OF VARIATION OF OFFERS

Boral Limited ABN 13 008 421 761 - Offer for Shares in Adelaide Brighton Limited ABN 15 007 596 018

To: 1. **Adelaide Brighton Limited ABN 15 007 596 018**

2. **Everyone to whom Boral Limited ABN 13 008 421 761 ("Boral") made offers dated 30 January 2004 to acquire shares in Adelaide Brighton Limited ("Offers")**

Boral hereby gives notice under section 650D of the Corporations Act that it varies the Offers by extending the period during which the Offers will remain open for acceptance by 29 days so that the Offers are now scheduled to close at 7:00pm (Sydney time) on 8 April 2004.

The Offers, as set out in section 6 of the bidder's statement dated 23 January 2004, are amended by replacing the first paragraph of section 6.5 of that bidder's statement with the following:

> "Unless the period is extended in accordance with this section or the Offer is withdrawn in accordance with the Corporations Act, the Offer will remain open for acceptance during the period commencing on the date of the Offer and ending at 7.00 pm (Sydney time) on 8 April 2004".

The Offers are also amended by replacing all references to "10 March 2004" in the acceptance and transfer form enclosed with the bidder's statement (which forms part of the Offer), with "8 April 2004".

Dated: **27 February 2004**

Approved by a resolution passed by the directors of Boral Limited

Rod Pearse

Rod Pearse, Director

A copy of this notice was lodged with the Australian Securities and Investments Commission on 27 February 2004.

Boral Limited BORAL

ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

2 March 2004

Boral takeover bid for Adelaide Brighton
Extension of offer period

Dear Adelaide Brighton Limited shareholder

Boral has extended its takeover offer for Adelaide Brighton Limited ("Adelaide Brighton") by approximately one month. The offer is now scheduled to close at 7.00pm (Sydney time) on 8 April 2004, unless further extended.

The offer remains subject to all conditions set out in Section 6.4 of the Bidder's Statement, including the ACCC condition in Section 6.4(ii).

Boral has received a formal request from the ACCC seeking additional information in relation to the proposed acquisition of Adelaide Brighton. Boral understands that Adelaide Brighton has also received a request from the ACCC. Boral will keep the market informed as further material information on the timing or outcome of the ACCC review process becomes available.

The Recommending Directors (being all of the Directors of Adelaide Brighton other than Mr Dave Barro) have unanimously recommended Adelaide Brighton shareholders accept the offer, in the absence of a superior offer. The cash consideration under the offer of $1.55 will be increased by 5c to $1.60 per share in the event that Boral obtains a relevant interest in at least 90% of the Adelaide Brighton shares on issue and the offer becomes unconditional.

If you have any questions about the offer, please don't hesitate to contact your broker or financial adviser, or call the shareholder information line on 1300 369 266 (toll free) from within Australia or +61 3 9615 9779 (not toll free) from outside Australia. In accordance with legal requirements, calls to these numbers will be recorded.

A formal notice of variation is enclosed.

Your sincerely

Kenneth J. Moss
Chairman, Boral Limited

Notice under Section 630(2) of the Corporations Act

NEW DATE FOR GIVING NOTICE OF STATUS OF CONDITIONS

Boral Limited ABN 13 008 421 761 - Offer for Shares in Adelaide Brighton Limited ABN 15 007 596 018

Boral Limited ("**Boral**") hereby gives notice under section 630(2) of the Corporations Act that the offers dated 30 January 2004 for shares in Adelaide Brighton Limited ("**Offers**") have been varied by extending the Offer Period so that the Offer Period is now scheduled to close at 7.00pm (Sydney time) on 8 April 2004 and that:

(a) the new date for giving the notice of the status of conditions referred to in section 630 of the Corporations Act is 1 April 2004;

(b) the Offers are not free from the conditions referred to in sections 6.4(a) of the bidder's statement in relation to the Offers; and

(c) so far as Boral knows, the conditions referred to in sections 6.4(a) of the bidder's statement in relation to the Offers were not fulfilled on the date this notice is given.

Dated: 2 March 2004

Signed for Boral

(Sgd.) M.B. Scobie

M.B. Scobie
Company Secretary, Boral Limited